THREE Businesses
ONE Technology



growth
profit
risk reduction

DEGREES OF CHANGE°
LANDEC SEVEN MONTH REPORT
2003

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Lowered Debt°

Reduced Farming Risk°

Enhanced Credit Facility°

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In addition, we have taken strides to significantly reduce our selling, general and administrative expenses, reduce our winter farming risks formerly associated with Apio's domestic commodity vegetable business, that has been sold, and enhance the predictability of our operating performance.

Looking ahead to our new fiscal year 2004, our priorities are to grow revenues, profits and cash flow from our core businesses while further strengthening our balance sheet. By doing this, we will be able to continue to invest in plant expansion and new product development. We also look forward to reporting on the progress of scaling up our banana packaging sales with retailers and food service operators, and on the expansion of our seed coating technology.

We appreciate your ongoing support.



Gary T. Steele
President & Chief Executive Officer



During the past eighteen months, we have reduced our debt from $33.4 million to $13.5 million and our debt to equity ratio from 67% to 23%. We have sold our domestic commodity vegetable business, which will significantly reduce our winter farming investments and market risks. Apio has entered into a new $12 million working capital line of credit with a new bank that offers better terms and a lower interest rate than its current line of credit. Apio has also entered into a $3 million equipment line of credit which will be used to expand and further automate its value-added processing facility. And, Landec Ag has increased its working capital line of credit from $3 million to $7.5 million to support our growing seed business.

WE HAVE SIGNIFICANTLY REDUCED THE RISK PROFILE OF THE COMPANY

Reduced SG&A°

Increased Margin Growth°

Reduced Interest Expense°

The recent sale of Apio's domestic commodity vegetable business completes our focusing initiatives for our food business and allows us to concentrate on our high growth specialty packaged produce products which we sell under Apio's Eat Smart Brand and the Dole Brand. As a result of our recent focusing initiatives, we believe we will have lower operating risks, lower winter farming investments, reduced selling, general and administrative expenses and reduced interest expenses. This, coupled with the growth of Landec Ag's seed business, should lead to higher profits and increased cash flows in the future.

WE HAVE POSITIONED THE COMPANY FOR INCREASED PROFITS

As reported in 2002, we stated that we would focus on businesses where we have technology and distribution advantages, and we would exit commodity businesses where differentiation is more difficult. By selling our domestic fruit and vegetable commodity businesses, we are now focused on growing revenues, profits and cash flow from our core food and ag businesses while continuing our efforts to commercialize our banana technology. Growth in our core businesses will be a result of utilizing our proprietary technology, capitalizing on our established distribution channels and drawing on unique brands that give us a competitive advantage while, in parallel, introducing new product offerings.

New initiatives to support our revenue and profit growth plans include the recent signing of an exclusive licensing arrangement with Dole Fresh Vegetables, Inc. to use the Dole Brand for our fresh-cut, specialty packaged vegetable products in the U.S. We will be offering retail and club store customers and prospective customers the choice of purchasing our products under either or both our Eat Smart Brand or the Dole Brand. A major initiative for our ag seed business is the introduction of 28 new seed product offerings in 2004, which will expand our total offerings to over 100 seed products, thus providing a continuing increase in product selection and seed performance for farmers. Our Early Plant coated corn seed sales are projected to increase substantially in 2004 as a result of the considerable visibility the product is receiving in the corn farming community.

Food Technology

Apio, Inc., Landec's Food Products Technology company, processes, packages, markets and sells value-added, fresh-cut and whole produce products under Apio's Eat Smart® Brand and the Dole® Brand to retail grocery chains, major club stores and the foodservice industry using Landec's proprietary specialty packaging Intelimer® technology. The Intelimer packaging technology provides an optimal atmosphere within a package to extend shelf life and preserve the freshness of produce. Intelimer packaging technology allows the Company to process and package produce at one location in California near the source of the produce and ship packaged products throughout North America without using ice.

Agricultural Technology

Landec Ag, Inc., Landec's Agricultural Seed Technology company, combines its proprietary Intellicoat® seed coating technology products with its unique direct marketing and selling capabilities, which are supported by its proprietary call center. Landec Ag's product lines include Early Plant™ hybrid corn, which allows corn farmers to safely and reliably plant hybrid corn three to four weeks earlier than normal. In addition, Landec Ag sells Pollinator Plus® coatings for inbred corn seed, and Relay™ Intercropping for wheat and Intellicoat coated soybean. Landec Ag also owns and sells Fielder's Choice Direct® hybrid corn and the Harvestar™ product line, which offers high performance alfalfa and nutrient enhanced hybrid corn seed. Fielder's Choice Direct is the 9th largest brand of hybrid corn in the United States.

Licensing / Partnering

Landec's most versatile business is its partnership program with industry leaders in fields that uniquely benefit from Landec's groundbreaking technology. The Company's partners license Landec's proprietary Intelimer polymers for use in medical, consumer and industrial applications. A growing array of partner products provide Landec with ongoing revenues from research and development collaborations, license fees, royalties, and supply agreements.

Dear Fellow Shareholders:

Since the end of our prior fiscal year, October 27, 2002, we have achieved important milestones that we believe will result in greater focus and less market risk and should position the Company for growing revenues and profits. Our food technology business, Apio, Inc., has completed the divestiture of its fruit processing and domestic commodity vegetable businesses, entered into an exclusive arrangement with Dole Fresh Vegetables, Inc. to use the Dole Brand, completed a $3.0 million equipment line that will be used to expand and further automate our value added processing facility and entered into a new $12 million working capital line of credit. Our agricultural technology business, Landec Ag, Inc., recognized record revenues during the period, more than doubled the sales of its Intellicoat seed coating products and increased its working capital line from $3.0 million to $7.5 million, which will help expand the growth of our seed technology products.

Our fiscal year 2003 is a shortened seven-month reporting period as we changed our fiscal year to a May fiscal year end. Our results for the seven months ended May 25, 2003, were positive as we reported net income of $1.8 million, up 19% from $1.5 million for the year-ago seven-month period, and up from a net loss of $1.5 million in the fiscal year ended October 27, 2002. The seven-month period ended May 25, 2003, was marked by continued growth in our core businesses with Apio's specialty vegetable packaging revenues up 15% and Landec Ag's seed revenues up 8% compared to the same period in the prior year. We continued to pay down debt as we generated over $2.0 million in cash flow from operations and reduced our debt to equity ratio to 23%, down from 67% just eighteen months ago. We will continue to focus our research and development activities on expanding testing and trials of our banana packaging technology for the retail sector and on validating and expanding our seed coating technology.

LANDEC

INTELLIGENT MATERIALS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD OCTOBER 16, 2003

TO THE SHAREHOLDERS OF LANDEC CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Landec Corporation (the "Company") will be held on Thursday, October 16, 2003, at 4:00 p.m., local time, at the Seaport Conference Center, 451 Seaport Blvd., Redwood City, CA 94063 for the following purposes:

1. To amend the Bylaws of the Company to change the number of directors of the Company to not less than five (5) nor more than nine (9), and to fix the exact number of directors at eight (8);
2. To elect four directors to serve for a term expiring at the Annual Meeting of Shareholders held in the second year following the year of their election and until their successors are duly elected and qualified;
3. To approve the amendment of the Company's 1995 Directors' Stock Option Plan to (a) extend the term of the Plan for an additional five years and (b) increase the number of shares authorized for issuance thereunder by 400,000 shares from 400,000 to 800,000;
4. To ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending May 30, 2004; and
5. To transact such other business as may properly come before the meeting or any postponement or adjournment(s) thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders of record at the close of business on August 19, 2003, are entitled to notice of and to vote at the meeting and any adjournment(s) thereof.

All shareholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ GEOFFREY P. LEONARD

GEOFFREY P. LEONARD
Secretary

Menlo Park, California
September 22, 2003

IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IF A QUORUM IS NOT REACHED, THE COMPANY WILL HAVE THE ADDED EXPENSE OF RE-ISSUING THESE PROXY MATERIALS. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. THANK YOU FOR ACTING PROMPTLY.

LANDEC

INTELLIGENT MATERIALS

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD OCTOBER 16, 2003

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed Proxy is solicited on behalf of the Board of Directors of Landec Corporation ("Landec" or the "Company"), a California corporation, for use at the Annual Meeting of Shareholders to be held on Thursday, October 16, 2003, at 4:00 p.m., local time, or at any postponement or adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Seaport Conference Center, 451 Seaport Blvd., Redwood City, CA 94063. The telephone number at that location is (650) 482-3500.

The Company's principal executive offices are located at 3603 Haven Avenue, Menlo Park, California 94025. The Company's telephone number at that location is (650) 306-1650.

Solicitation

These proxy solicitation materials were mailed on or about September 22, 2003, to all shareholders entitled to vote at the meeting. The costs of soliciting these proxies will be borne by the Company. These costs will include the expenses of preparing and mailing proxy materials for the Annual Meeting and the reimbursement of brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to beneficial owners of the Company's Common Stock. The Company may conduct further solicitation personally, telephonically or by facsimile through its officers, directors and regular employees, none of whom will receive additional compensation for assisting with the solicitation.

The Company will provide a copy of the Company's Annual Report on Form 10-K for the seven month period ended May 25, 2003, including financial statements and financial statement schedules (but not exhibits), without charge to each shareholder upon written request to Gregory S. Skinner, Chief Financial Officer, Landec Corporation, 3603 Haven Avenue, Menlo Park, CA 94025 (telephone number: (650) 306-1650). Exhibits to the Annual Report may be obtained upon written request to Mr. Skinner and payment of the Company's reasonable expenses in furnishing such exhibits.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company (Attention: Gregory S. Skinner, Inspector of Elections) a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting of shareholders and voting in person.

Voting

Holders of Common Stock are entitled to one vote per share and holders of Series B Preferred Stock, each share of which is convertible into ten (10) shares of Common Stock, are entitled to one vote for each share of Common Stock into which such Preferred Stock could be converted.

Votes cast in person or by proxy at the Annual Meeting will be tabulated by the Inspector of Elections. The Inspector of Elections will also determine whether or not a quorum is present. A majority of the shares entitled to vote, represented either in person or by proxy, will constitute a quorum for transaction of business. Except with respect to the election of directors and approval of the amendment of the Bylaws, the affirmative vote of a majority of shares represented and voting at a duly held meeting at which a quorum is present is required for approval of proposals presented to shareholders. In addition, the shares voting affirmatively must also constitute at least a majority of the required quorum. The affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required for approval of the amendment to the Bylaws. The Inspector of Elections will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum and in determining the approval of any matter submitted to shareholders for a vote. Accordingly, abstentions will have the same effect as a vote against a proposal. Any proxy which is returned using the form of proxy enclosed and which is not marked as to a particular item will be voted (1) FOR the amendment of the Bylaws of the Company to change the number of directors of the Company to not less than five (5) nor more than nine (9) and to fix the exact number of directors at eight (8), (2) FOR the election of four (4) directors of the Company for the ensuing year, (3) FOR the approval of the amendment of the Company's 1995 Directors' Stock Option Plan to (a) extend the term of the Plan for an additional five years and (b) increase the number of shares authorized for issuance thereunder by 400,000 shares from 400,000 to 800,000, and (4) FOR the ratification of the appointment of Ernst & Young LLP to serve as the Company's independent auditors for the fiscal year ending May 30, 2004, and as the proxy holders deem advisable on other matters that may come before the meeting, as the case may be, with respect to the item not marked. If a broker indicates on the enclosed proxy or its substitute that it does not have discretionary authority as to certain shares to vote on a particular matter ("broker non-votes"), those shares will be counted for purposes of determining the presence of a quorum, but will not be considered as voting with respect to that matter. While there is no definitive specific statutory or case law authority in California concerning the proper treatment of abstentions and broker non-votes, the Company believes that the tabulation procedures to be followed by the Inspector of Elections are consistent with the general statutory requirements in California concerning voting of shares and determination of a quorum.

Record Date and Share Ownership

Only shareholders of record at the close of business on August 19, 2003, are entitled to notice of and to vote at the meeting. As of the record date, 21,205,015 shares of the Company's Common Stock, par value $0.001 per share, were issued and outstanding and 164,099 shares of the Company's Series B Preferred Stock, par value $0.001 per share, each share of which is convertible into ten (10) shares of Common Stock, were issued and outstanding.

Deadline for Receipt of Shareholder Proposals for the Company's Annual Meeting of Shareholders in 2004

Proposals of shareholders of the Company that are intended to be presented by such shareholders at the Company's 2004 Annual Meeting of Shareholders must be received by the Chief Financial Officer of the Company no later than May 25, 2004 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

Also, if a shareholder does not notify the Company on or before August 8, 2004, of a proposal for the 2004 Annual Meeting of Shareholders, management intends to use its discretionary voting authority to vote on such proposal, even if the matter is not discussed in the proxy statement for the 2004 Annual Meeting of Shareholders.

PROPOSAL NO. 1

TO APPROVE AN AMENDMENT TO THE BYLAWS OF THE COMPANY

Section 3.2 of the Bylaws of the Company currently provides that the number of directors of the Company shall be not less than four (4) nor more than seven (7). The Board of Directors and the shareholders are authorized to fix the exact number within this range, and the number is currently fixed at seven (7). On July 25, 2003, the Board of Directors authorized an amendment to the Bylaws to expand the permitted range to not less than five (5) and not more than nine (9), while fixing the exact number of directors at eight (8). Within the proposed new range, the Board of Directors or the shareholders would continue to have the authority to increase or decrease the number of directors.

Under the proposed amendment, the first two sentences of Section 3.2 of the Bylaws would be amended to read as follows:

> "The number of directors of the corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be eight (8) until changed, within the limits specified above, by a bylaw amending this Section 3.2, duly adopted by the Board of Directors or by the shareholders."

The Board believes the proposed increase is advisable in order to enable the shareholders to elect the proposed slate of four (4) directors, and to thereby increase the size of the Board to eight (8) directors. Upon approval of the amendment, the Board will be able, without additional shareholder approval, to increase the size of the Board of Directors to nine (9) directors, and to appoint one director to fill the new position created. The Board believes that this will allow for future additions to the Board which may be in the best interests of the Company.

Conditioned upon approval of the Bylaw amendment, the Board of Directors has nominated Mr. Nicholas Tompkins to fill the vacancy created by the increase in the number of directors to eight (8). Mr. Tompkins would serve as a Class II director whose term as a Class II director would expire in 2005. Mr. Tompkins has served as the President and Chief Executive Officer of Apio, Inc., a subsidiary of the Company, from 1999 through the present.

Required Vote

In order to amend the Bylaws to increase the number of directors to not less than five (5) and not more than nine (9) and to fix the exact number of directors at eight (8), an affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote must be obtained.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO AMEND THE BYLAWS.

PROPOSAL NO. 2

ELECTION OF DIRECTORS

Nominees

The Company's Bylaws currently provide for not less than four (4) nor more than seven (7) directors, with the exact number fixed at seven (7), and the Company's Articles of Incorporation provide for the classification of the Board of Directors into two classes serving staggered terms. If the proposed amendment to the Bylaws described in Proposal No. 1 is approved, the Bylaws will provide that the number of directors shall be not less than five (5) nor more than nine (9), with the exact number fixed at eight (8). Conditioned upon the approval of the Bylaw amendment, the Board of Directors has nominated Mr. Nicholas Tompkins to fill the vacancy created by the increase in the number of directors. The Company's Board of Directors would then consist of eight persons, including four Class I directors and four Class II directors. Each Class I and Class II director is elected for a two year term, with Class II directors elected in odd numbered years (*e.g.*, 2003) and the Class I directors elected in even numbered years (*e.g.*, 2004). Accordingly, if Proposal No. 1 is approved at the Annual Meeting, then the Board's nominees for the four Class II directors will include Mr. Tompkins. If Proposal No. 1 is not approved, then the Board's nominees for the three Class II directors will not include Mr. Tompkins.

The Board of Directors has nominated the persons named below to serve as Class II directors until the next odd numbered year Annual Meeting during which their successors will be elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's nominees named below, all of whom are presently directors of the Company other than Mr. Tompkins. In the event that any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. Assuming a quorum is present, the nominees for director receiving the greatest number of votes cast at the Annual Meeting will be elected.

Nominees For Class II Directors

Class II Directors

Name of Nominee	Age	Principal Occupation	Director Since
Gary T. Steele	54	President, Chief Executive Officer and Chairman of the Board of Directors of the Company	1991
Kirby L. Cramer	67	Chairman Emeritus of Hazleton Laboratories Corporation	1994
Richard Dulude	70	Retired Vice Chairman, Corning, Inc.	1996
Nicholas Tompkins	48	President and Chief Executive Officer of Apio, Inc.	

Except as set forth below, each of the Class II directors has been engaged in the principal occupation set forth next to his name above during the past five years.

Gary T. Steele has served as President, Chief Executive Officer and a director since September 1991 and as Chairman of the Board of Directors since January 1996. Mr. Steele has over 20 years of experience in the biotechnology, instrumentation and material science fields. From 1985 to 1991, Mr. Steele was President and Chief Executive Officer of Molecular Devices Corporation, a bioanalytical instrumentation company. From 1981 to 1985, Mr. Steele was Vice President, Product Development and Business Development at Genentech, Inc., a biomedical company focusing on pharmaceutical drug development. Mr. Steele has also worked with McKinsey and Co. and Shell Oil Company. Mr. Steele received a B.S. from Georgia Institute of Technology and an M.B.A. from Stanford University.

Kirby L. Cramer has served as a director since December 1994. Since April 1987, Mr. Cramer has been Chairman Emeritus of Hazleton Laboratories Corporation. He also serves as a director of SonoSite, Inc., Corus Pharma, Array BioPharma, DJ Orthopedics and Harris Bank, N.A. Mr. Cramer received a B.A. from Northwestern University, M.B.A. from the University of Washington and completed the Advanced Management Program at Harvard Business School, and holds a C.F.A. designation.

Richard Dulude has served as a director since May 1996. Mr. Dulude retired as Vice Chairman of Corning, Inc. in 1993 after a 36 year career in which he held various general management positions in Corning's telecommunications, materials, consumer and international businesses, including positions as Chairman and Chief Executive Officer of SIECOR Corporation and Chairman and Chief Executive Officer of Corning-Vitro Corporation. Mr. Dulude is currently a director of AMBAC, Inc. and several private companies. Mr. Dulude received a B.S. in Mechanical Engineering from Syracuse University.

Nicholas Tompkins has been President and Chief Executive Officer of Apio, Inc., a subsidiary of Landec, since Landec acquired Apio in December 1999. Mr. Tompkins founded Apio in 1980 and has been its only President and Chief Executive Officer. Mr. Tompkins is a director of the United Fresh Fruit and Vegetable Association and is a member of the Ag Business Advisory Council for California Polytechnics State University. Mr. Tompkins received a B.S. in Agricultural Business from California State University at Fresno.

Class I Directors

Directors continuing in office until the 2004 Annual Meeting of Shareholders:

Name	Age	Principal Occupation	Director Since
Frederick Frank	71	Vice Chairman and Director of Lehman Brothers	1999
Stephen E. Halprin	65	General Partner of OSCCO Ventures	1988
Richard S. Schneider, Ph.D.	62	Retired General Partner, Domain Partners II, L.P.	1991
Kenneth E. Jones	57	Chairman and Chief Executive Officer of Globe Wireless	2001

Except as set forth below, each of the nominees has been engaged in the principal occupation set forth next to his name above during the past five years. There is no family relationship between any director or executive officer of the Company.

Frederick Frank has served as a director since December 1999. Mr. Frank has been with Lehman Brothers for 33 years and was named to his current position of Vice Chairman in 1996. Before that, Mr. Frank was associated with Smith Barney where he was Vice President, Co-Director of Research, and a Director. During his 44 years on Wall Street, Mr. Frank has been involved in numerous financings and merger and acquisition transactions. He serves on the board of directors of several companies, including Pharmaceutical Product Development, Inc., Predix Pharmaceuticals, Diagnostic Products Corp., eSoft Inc. and Business Engine. He is a graduate of Yale University, received an M.B.A. from Stanford University and holds a C.F.A. designation.

Stephen E. Halprin has served as a director since April 1988. Since 1971, Mr. Halprin has been a general partner of OSCCO Ventures. Mr. Halprin has been an active member of the venture community since 1968 and serves on the Board of Directors of a number of privately-held technology companies. Mr. Halprin received a B.S. from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Richard S. Schneider, Ph.D. has served as a director since September 1991. From October 1990 until his retirement in 1999, Dr. Schneider was a general partner of Domain Associates and Domain Partners II, L.P. Dr. Schneider has over 25 years of product development experience in the fields of medical devices and biotechnology. Prior to pursuing a career in venture capital, Dr. Schneider was Vice President of Product Development at Syva/Syntex Corporation and President of Biomedical Consulting Associates. He is a member of the Board of Directors of SonoSite, Inc. and a number of privately-held life science companies. Dr. Schneider received a Ph.D. in chemistry from the University of Wisconsin, Madison.

Kenneth E. Jones has served as a director since May 2001. Mr. Jones has been with Globe Wireless since 1994 and was named to his current position, Chairman and Chief Executive Officer, in 1997. Globe Wireless is a leading provider of marine communications services world-wide with operations in 23 countries. Prior to Globe Wireless, Mr. Jones was Chief Executive Officer and Founder of Ditech Communications, a publicly traded telecommunications technology company. Mr. Jones' prior experience includes serving as President and Chief Executive Officer of a private label food business and Vice President and Chief Financial Officer of Hills Bros. Coffee, Inc. of San Francisco, CA. He is a graduate of the University of Nebraska in Chemical Engineering and received an M.B.A. from Harvard University.

Board of Directors Meetings and Committees

The Board of Directors held a total of seven meetings during the fiscal year ended October 27, 2002 and three meetings during the seven month period ended May 25, 2003. The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee.

The Audit Committee currently consists of Mr. Halprin, Mr. Dulude and Mr. Jones, each of whom meets the current independence requirements of the Securities and Exchange Commission (the "Commission") and the National Association of Securities Dealers (the "NASD"). The Audit Committee assists the Board of Directors in its oversight of Company affairs relating to the quality and integrity of the Company's financial statements, the independent auditor's qualifications and independence, the performance of the Company's internal audit function and independent auditors, and the Company's compliance with legal and regulatory requirements. The Audit Committee is responsible for appointing the Company's independent auditors, and approving the services performed by the independent auditors and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls. The Audit Committee held four meetings during fiscal year 2002 and five meetings during the seven month period ended May 25, 2003. The Board of Directors has adopted a written charter for the Audit Committee.

The Compensation Committee currently consists of Mr. Cramer, Mr. Dulude, and Dr. Schneider. The function of the Compensation Committee is to review and set the compensation of the Company's Chief Executive Officer and certain of its most highly compensated officers, including salary, bonuses and other incentive plans, stock options and other forms of compensation, to administer the Company's stock plans and approve stock option awards and to oversee the career development of senior management. The Compensation Committee held two meetings during fiscal year 2002 and three meetings during the seven month period ended May 25, 2003.

The Nominating Committee currently consists of Mr. Cramer and Mr. Halprin. The function of the Nominating Committee is to recommend qualified candidates for election as officers and directors of the Company. Shareholders wishing to recommend candidates for consideration by the Nominating Committee may do so by writing to the Secretary of the Company and providing the candidate's name, biographical data and qualifications. The Nominating Committee held no meetings in fiscal year 2002 and one meeting during the seven month period ended May 25, 2003.

During the fiscal year ended October 27, 2002, Mr. Jones did not attend one meeting of the Audit Committee and two meetings of the Board of Directors. During the seventh month period ended May 25, 2003, Mr. Jones did not attend one meeting of the Audit Committee and two meetings of the Board of Directors. All other directors attended 75% or more of the aggregate number of meetings of the Board of Directors and meetings of the committees of the Board of Directors on which he served during fiscal year 2002 and the seven month period ended May 25, 2003.

Compensation of Directors

For the fiscal year ended October 27, 2002 and the seven month period ended May 25, 2003, each nonemployee director earned $5,000 per quarter and was reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and committees thereof. Beginning in the fiscal quarter ended April 27, 2003, each member of the Audit Committee received an additional $2,500 per quarter.

Nonemployee directors of the Company are automatically granted options to purchase shares of the Company's Common Stock pursuant to the terms of the Company's 1995 Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, each nonemployee director who has not previously been granted an equivalent option under any stock option plan of the Company will be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the shareholders, such nonemployee director (including directors who were not eligible for a First Option) will be granted an additional option to purchase 10,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the date of such annual meeting. The First Option and each Subsequent Option are fully vested and exercisable on the date of grant. Options granted under the Directors' Plan have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant with a term of ten years.

Messrs. Frank, Halprin, Jones and Dr. Schneider and, subject to their election to the Board of Directors by the shareholders at the Annual Meeting, Messrs. Cramer and Dulude, will each be automatically granted an option to purchase 10,000 shares of Common Stock on the date of the Annual Meeting pursuant to the Directors' Plan. As of August 19, 2003, options to purchase 4,066,339 shares of the Company's Common Stock were outstanding. As of the same date, Messrs. Cramer, Dulude, Frank, Halprin, Jones, and Dr. Schneider, the nonemployee directors, had been granted options to purchase 106,520 shares, 89,000 shares, 60,000 shares, 70,000 shares, 40,000 shares and 60,000 shares, respectively, of the Company's Common Stock under the Directors' Plan.

Required Vote

If the Bylaw amendment is approved, the four Class II director nominees receiving the highest number of affirmative votes of shares of the Company's capital stock present at the Annual Meeting in person or by proxy and entitled to vote shall be elected as directors. If the Bylaw amendment is not approved, the three Class II director nominees (not including Mr. Tompkins) receiving the highest number of affirmative votes of shares of the Company's capital stock present at the Annual Meeting in person or by proxy and entitled to vote shall be elected as directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL NO. 3

APPROVAL OF AMENDMENTS TO THE 1995 DIRECTORS' STOCK OPTION PLAN

At the Annual Meeting, the Company's shareholders are being asked to approve amendments to the 1995 Directors' Stock Option Plan (the "Directors' Plan") to increase the number of shares of Common Stock reserved for issuance thereunder by 400,000 shares to an aggregate total of 800,000 shares and to extend the term of the Directors' Plan from 2005 to 2010.

Background and Vote

The Directors' Plan was adopted by the Board of Directors in December 1995 and approved by the shareholders in January 1996. The Board initially reserved a total of 200,000 shares of Common Stock for issuance thereunder. In April 1998, the shareholders approved an increase in the reserve to 400,000 shares. The share reserve is subject to adjustment to account for stock splits, stock dividends and similar events.

The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Plan is designed to work automatically and not to require administration; however, to the extent administration is necessary, it will be provided by the Board of Directors.

As of August 19, 2003, options to purchase 395,000 shares had been granted under the Directors' Plan and 5,000 shares remained available for grant. As of August 19, 2003, the fair market value of shares of Common Stock was $3.55.

The purpose of the Directors' Plan is to provide an incentive for directors to continue to serve the Company as directors and to assist the Company in recruiting highly qualified individuals when vacancies occur on the Board of Directors. The following is a summary of the material terms of the Directors' Plan. This summary is qualified in its entirety by reference to the text of the Directors' Plan itself.

Grant and Exercise of Options

The Directors' Plan provides that each person who becomes a nonemployee director shall be automatically granted a "First Option" to purchase 20,000 shares of Common Stock on the date on which such person first becomes a nonemployee director, whether through election by the shareholders of the Company or appointment by the Board of Directors to fill a vacancy, unless such person has previously been granted an equivalent option by the Company to purchase shares under any stock option plan of the Company. A "Subsequent Option" to purchase 10,000 shares is automatically granted to each continuing nonemployee director on the date of each annual meeting of the shareholders, provided that on that date the nonemployee director has served on the Board of Directors for at least six (6) months. These options are fully vested and exercisable on the date of grant.

No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to the terms of a qualified domestic relations order (as defined by the Internal Revenue Code of 1986 (the "Code")), and each option is exercisable, during the lifetime of the optionee, only by such optionee.

Material Amendments

The Board of Directors believes that in order to attract and retain qualified outside directors and to provide such outside directors with adequate incentive through their proprietary interest in the Company, it is necessary to amend the Directors' Plan to increase the number of shares of Common

Stock reserved for issuance thereunder by 400,000 shares to an aggregate total of 800,000 shares and to extend its term to 2010. At the Annual Meeting, the shareholders are being asked to approve the above amendments to the Directors' Plan.

Exercise Price and Term of Options

The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option, which is defined to be the closing sale price of the Company's Common Stock on an exchange or the NASDAQ National Market System on the date of grant. Options granted under the Directors' Plan have a term of ten years unless terminated sooner.

Corporate Transactions

In the event of a dissolution or liquidation of the Company, a sale of all or substantially all of the assets of the Company, a merger of the Company with or into another corporation in which the Company is not the surviving corporation or any other capital reorganization in which more than 50% of the shares of the Company entitled to vote are exchanged, each nonemployee director will have either (i) a reasonable time within which to exercise their options, prior to the effectiveness of such dissolution, liquidation, sale, merger or reorganization, at the end of which time the options will terminate, or (ii) the right to exercise the options, including any part of the options that would not otherwise be exercisable, or receive substitute options with comparable terms, as to an equivalent number of shares of stock of the corporation succeeding the Company or acquiring its business by reason of such dissolution, liquidation, sale, merger or reorganization.

Plan Benefits

The benefits to be received by the Company's nonemployee directors under the Directors' Plan are not determinable because the number of options granted depends on the number of individuals who join and remain on the Board of Directors from year to year.

Amendment and Termination

The Board of Directors may at any time amend or terminate the Directors' Plan, except that such termination cannot affect options previously granted without the agreement of any optionee so affected. Notwithstanding the foregoing, the provisions regarding the grant of options under the Directors' Plan may be amended only once in any six-month period, other than to comply with the changes in the Code, the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

If not terminated earlier, the Directors' Plan will expire in 2010.

Federal Income Tax Aspects of the Directors' Plan

The following is a brief summary of the federal income tax consequences of transactions under the Directors' Plan based on federal income tax laws in effect on the record date. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular optionee based on his or her specific circumstances. The summary addresses only current federal income tax law and expressly does not discuss the income tax law of any state, municipality or non-U.S. taxing jurisdiction or gift, estate or other tax laws other than federal income tax law. The Company advises all optionees to consult their own tax advisors concerning tax implications of option grants and exercises and the disposition of stock acquired upon such exercises under the Directors' Plan.

Options granted under the Directors' Plan are nonstatutory stock options. An optionee will not recognize any taxable income at the time he or she is granted a nonstatutory option. However upon its exercise, the optionee will recognize ordinary income for tax purposes measured by the excess of the then fair market value of the shares on the date of exercise over the option exercise price. Upon disposition of such shares by the optionee, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term, depending on whether the stock was held for more than one year. The Company will be entitled to a tax deduction in the amount and at the time that the optionee recognizes ordinary income with respect to shares acquired upon exercise of a nonstatutory stock option.

Required Vote

The affirmative vote of the holders of a majority of the shares of the Company's capital stock present at the Annual Meeting in person or by proxy and entitled to vote and constituting at least a majority of the required quorum is required to approve adoption of the amendments to the Directors' Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" AMENDMENTS TO THE 1995 DIRECTORS' STOCK OPTION PLAN TO EXTEND THE TERM OF THE PLAN FROM 2005 TO 2010 AND TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 400,000 SHARES.

PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed the firm of Ernst & Young LLP as the Company's independent auditors to audit the financial statements of the Company for the fiscal year ending May 30, 2004, and recommends that the shareholders vote for ratification of this appointment. In the event the shareholders do not ratify such appointment, the Audit Committee will reconsider its selection. Ernst & Young LLP has audited the Company's financial statements for the fiscal years ending October 31, 1994 through October 27, 2002 and for the seven month period ended May 25, 2003. Representatives of Ernst & Young LLP are expected to be present at the meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's annual financial statements for fiscal years 2001 and 2002 and for the seven month period ended May 25, 2003, the reviews of the financial statements included in the Company's Forms 10-Q for fiscal years 2001 and 2002 and for the seven month period ended May 25, 2003, and assistance with and review of documents filed with the Commission during fiscal years 2001 and 2002 and for the seven month period ended May 25, 2003 were $370,378, $510,438, and $411,263, respectively.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP for professional services relating to employee benefit audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards, taken as a whole for fiscal years 2001 and 2002 and for the seven month period ended May 25, 2003 were $0, $0, and $13,701, respectively.

Tax Fees

The aggregate fees billed by Ernst & Young LLP for professional services relating to tax compliance, tax planning and tax advice taken as a whole for fiscal years 2001 and 2002 and for the seven month period ended May 25, 2003 were $79,895, $107,533, and $94,261, respectively.

All Other Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered other than as stated under the captions "Audit Fees", "Audit-Related Fees" and "Tax Fees" above for fiscal years 2001 and 2002 and for the seven month period ended May 25, 2003 were $0. The Audit Committee considers the provisions of these services to be compatible with maintaining the independence of Ernst & Young LLP.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted pre-approval policies and procedures pursuant to which audit services provided by the Company's independent auditors are pre-approved by the Audit Committee on an annual basis. All permissible non-audit services provided by the Company's independent auditors are pre-approved by category of service, subject to pre-approval of each non-audit services engagement by the Audit Committee or its designee, currently the Chairman of the Audit Committee. In addition, certain de minimis non-audit services may instead be approved in accordance with applicable SEC rules. Since the Audit Committee adopted this pre-approval policy on October 30, 2002, all services (audit and non-audit) provided to the Company by the independent auditors have been pre-approved.

Required Vote

The ratification of the appointment of Ernst & Young LLP as the Company's independent auditors requires the affirmative vote of the holders of a majority of the shares of the Company's capital stock present at the Annual Meeting in person or by proxy and entitled to vote and constituting at least a majority of the required quorum.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MAY 30, 2004.

EXECUTIVE OFFICERS OF THE COMPANY

The following sets forth certain information with regard to executive officers of the Company. Ages are as of August 4, 2003.

Gary T. Steele (age 54) has been President and Chief Executive Officer of the Company since 1991 and Chairman of the Board of Directors since January 1996. Mr. Steele has over 20 years of experience in the biotechnology, instrumentation and material science fields. From 1985 to 1991, Mr. Steele was President and Chief Executive Officer of Molecular Devices Corporation, a bioanalytical instrumentation company. From 1981 to 1985, Mr. Steele was Vice President, Product Development and Business Development at Genentech, Inc., a biomedical company focusing on pharmaceutical drug development. Mr. Steele has also worked with McKinsey and Co. and Shell Oil Company.

David D. Taft, Ph.D. (age 65) has been Chief Operating Officer of the Company since 1993 and is also Chief Operating Officer of Apio, Inc., effective October 2002. Dr. Taft also served as a director of the Company from June 1990 through December 1995. From February 1986 to April 1993, Dr. Taft was Vice President and Group Manager of the Manufacturing Group at Raychem Corporation. From July 1983 to January 1986, Dr. Taft was Group Manager of the Telecom Group at Raychem Corporation and was appointed to the position of Vice President in October 1984. Dr. Taft has over 25 years of experience in the specialty chemical industry in research and development, sales and marketing, manufacturing and general management. Prior to joining Raychem Corporation, Dr. Taft was Executive Vice President of the Chemical Products Division and a Director of Henkel Corporation, a chemical manufacturing company. Dr. Taft was also an executive with General Mills Chemicals.

Thomas F. Crowley (age 59) has been President and Chief Executive Officer of Landec Ag, Inc., a subsidiary of the Company, since November 1996. From 1991 to 1995, Mr. Crowley was President and Chief Executive Officer of Broadcast Partners, a satellite communications firm serving farmers throughout North America with its FarmDayta information service. Broadcast Partners was a joint venture of Pioneer Hybrid, Farmland Industries and Illinois Farm Bureau and was sold to Data Transmission Network, Inc. in May 1996.

Nicholas Tompkins (age 48) has been President and Chief Executive Officer of Apio, Inc., a subsidiary of the Company, since the Company acquired Apio in December 1999. Mr. Tompkins founded Apio in 1980 and has been its only President and Chief Executive Officer. Mr. Tompkins is a director of the United Fresh Fruit and Vegetable Association and is a member of the Ag Business Advisory Council for California Polytechnics State University.

Larry Greene (age 49) has been a Vice President of the Company since 1993. From 1995 to 1996, Mr. Greene served as General Manager of the Company's QuickCast business line. From 1993 to 1995, Mr. Greene served as Vice President of Product Development for the Company, and from 1987 to 1993 he held a variety of product development and commercial development positions for the Company. Prior to joining the Company, Mr. Greene was Manager of the Asia Pacific Region for Zoecon Corporation, a manufacturer of consumer and animal healthcare products, where he was responsible for product development, marketing and technology licensing in Japan, Taiwan, Korea and China.

Gregory S. Skinner (age 42) has been Chief Financial Officer and Vice President of Finance of the Company since November 1999 and Vice President of Administration since November 2000. From May 1996 to October 1999, Mr. Skinner served as Controller of the Company. From 1994 to 1996, Mr. Skinner was Controller of DNA Plant Technology, and from 1988 to 1994 he was with Litton Electron Devices. Prior to joining Litton Electron Devices, Mr. Skinner was with Litton Industries, Inc. and Arthur Anderson & Company.

Steven P. Bitler, Ph.D. (age 45) has been Vice President, Corporate Technology of the Company since March 2002. From 1988 until March 2002, Mr. Bitler held various positions with the Company related to the Company's polymer product development and thermal switch products. Prior to joining the Company he developed new high strength polymeric materials at SRI International.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Company's Common Stock as of August 22, 2003 as to (i) each person who is known by the Company to beneficially own more than five percent of any class of the Company's voting stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table of this proxy statement, and (iv) all directors and executive officers as a group.

5% Shareholders, Directors, Named Executive Officers, and Directors and Executive Officers as a Group	Shares Beneficially Owned(1)				
	Number of Shares of Common Stock	Percent of Total(2)	Number of Shares of Preferred Stock(3)	Percent of Total	Common Stock and Preferred Stock Voting Power Percentage
Benson Associates, LLC. 111 Southwest Fifth Avenue, Suite 2130 Portland, OR 97204-3624	2,185,125(4)	10.30%	0	*	9.56%
Conus Partners, Inc. One Rockefeller Plaza, 19th Floor New York, NY 10020	2,000,868(5)	9.44%	0	*	8.76%
Gary T. Steele Chairman of the Board of Directors, Chief Executive Officer and President	678,426(6)	3.14%	0	*	2.92%
David D. Taft, Ph.D. Chief Operating Officer	409,067(7)	1.91%	0	*	1.77%
Thomas Crowley President and Chief Executive Officer of Landec Ag, Inc.	80,409(8)	*	0	*	*
Mr. Nicholas Tompkins Chief Executive Officer of Apio, Inc. and Senior Vice President	1,958,433(9)	8.77%	0	*	8.17%
Gregory S. Skinner Chief Financial Officer and Vice President of Finance & Administration	243,811(10)	1.14%	0	*	1.06%
Kirby L. Cramer, Director	150,000(11)	*	0	*	*
Richard Dulude, Director	101,903(12)	*	0	*	*
Frederick Frank, Director	1,726,670(13)	8.12%	0	*	7.54%
Stephen E. Halprin, Director	142,004(14)	*	0	*	*
Kenneth E. Jones, Director	772,492(15)	3.64%	1,640,990(16)	100%	10.55%
Richard S. Schneider, Ph.D., Director	113,297(17)	*	0	*	*
All directors and executive officers as a group (13 persons)	6,681,957(18)	27.96%	1,640,990(18)	100%	32.59%

* Less than 1%

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock.

(2) As of August 22, 2003, 21,205,015 shares of Common Stock were issued and outstanding. Percentages are calculated with respect to a holder of options exercisable prior to October 21, 2003 as if such holder had exercised its options. Option shares held by other holders are not included in the percentage calculation with respect to any other holder.

(3) As of August 22, 2003, 164,099 shares of Series B Preferred Stock, convertible into 1,640,990 shares of Common Stock, were issued and outstanding.

(4) This information is based on a Schedule 13F filed with the SEC on July 9, 2003 by Benson Associates, LLC.

(5) This information is based on a Schedule 13F filed with the SEC on February 14, 2003 by Conus Partners, Inc.

(6) This number includes 272,925 shares held in trust of which Mr. Steele is a beneficial owner and 7,165 shares owned directly by Mr. Steele. This also includes 398,336 shares subject to outstanding stock options exercisable on or before October 21, 2003.

(7) This number includes 246,412 shares subject to outstanding stock options exercisable on or before October 21, 2003.

(8) This number includes 52,291 shares subject to outstanding stock options exercisable on or before October 21, 2003. Excludes 500,000 shares subject to outstanding Landec Ag, Inc. stock options exercisable on or before October 21, 2003.

(9) This number includes 416,666 shares owned by Kathleen Tompkins, Mr. Tompkins' wife. This number also includes 1,125,000 shares subject to outstanding stock options exercisable on or before October 21, 2003. Excludes 2,000,000 shares subject to outstanding Apio, Inc. stock options exercisable on or before October 21, 2003.

(10) This number includes 29,125 shares subject to outstanding stock options exercisable on or before October 21, 2003, owned by Stacia Skinner, Mr. Skinner's wife, and 4,448 shares owned by Mrs. Skinner. This number also includes 178,043 shares subject to outstanding stock options exercisable on or before October 21, 2003.

(11) This number includes 106,520 shares subject to outstanding stock options exercisable on or before October 21, 2003.

(12) This number includes 89,000 shares subject to outstanding stock options exercisable on or before October 21, 2003.

(13) This number includes 60,000 shares subject to outstanding stock options exercisable on or before October 21, 2003.

(14) This number includes 20,033 shares owned by OSCCO III, L.P. of which Mr. Halprin is a general partner. Includes 51,971 shares held in a trust of which Mr. Halprin is a beneficial owner. Also includes 70,000 shares subject to outstanding stock options exercisable on or before October 21, 2003. Mr. Halprin disclaims beneficial ownership in the shares owned by OSCCO III, L.P. except to the extent of his pecuniary interest therein.

(15) This number includes 206,000 shares owned by Western General Corp., of which Mr. Jones is President and a director. This number also includes 526,492 shares owned by Seahawk Investment Trust of which Mr. Jones is a trustee. This also includes 40,000 shares subject to a stock option exercisable on or before October 21, 2003.

(16) This number consists of 164,099 shares of Series B Preferred Stock owned by Seahawk Investment Trust of which Mr. Jones is a trustee, that are convertible into 1,640,990 shares of common stock.

(17) This number includes 12,903 shares held in a trust of which Dr. Schneider is a beneficial owner and 40,394 shares owned directly by Dr. Schneider. This also includes 60,000 shares subject to outstanding stock options exercisable on or before October 21, 2003.

(18) This number includes an aggregate of 2,694,722 shares held by officers and directors which are subject to outstanding stock options exercisable on or before October 21, 2003, 206,000 shares owned by Western General Corp (of which Mr. Jones is President and a director), 526,492 shares owned by Seahawk Investment Trust (of which Mr. Jones is a trustee), and 20,033 shares owned by OSCCO III, L.P., of which Mr. Halprin is a general partner. This number also includes 164,099 shares of Series B Preferred Stock owned by Seahawk Investment Trust (of which Mr. Jones is a trustee) that are convertible into 1,640,990 shares of Common Stock.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

General

The Company's executive compensation policies are determined by the Compensation Committee (the "Committee") of the Board of Directors. The Committee is comprised of three nonemployee directors.

The objective of the Company's executive compensation program is to align executive compensation with the Company's business objectives and performance, and to enable the Company to attract, retain and reward executives who contribute to the long-term business success of the Company. The Company's executive compensation program is based on the same four basic principles that guide compensation decisions for all employees of the Company:

- The Company compensates for demonstrated and sustained performance.
- The Company compensates competitively.
- The Company strives for equity and fairness in the administration of compensation.
- The Company believes that each employee should understand how his or her compensation is determined.

The Company believes in compensating its executives for demonstrated and sustained levels of performance in their individual jobs. The achievement of higher levels of performance and contribution are rewarded by higher levels of compensation. In order to ensure that it compensates its executives competitively, the Company regularly compares its compensation practices to those of other companies of comparable size within similar industries. Through the use of independent compensation surveys and analysis, employee compensation training, and periodic pay reviews, the Company strives to ensure that compensation is administered equitably and fairly and that a balance is maintained between how executives are paid relative to other employees and relative to executives with similar responsibilities in comparable companies.

The Committee meets at least twice annually. Additionally, the Committee may hold special meetings to approve the compensation program of a newly hired executive or an executive whose scope of responsibility has significantly changed. Each year, the Committee meets with the Chief Executive Officer ("CEO") regarding executive compensation projections for the next three years and proposals for executive compensation for the next operating year. Compensation plans are based on compensation surveys and assessments as to the demonstrated and sustained performance of the individual executives. The Committee then independently reviews the performance of the CEO and the Company, and develops the annual compensation plan for the CEO based on competitive compensation data and the Committee's evaluation of the CEO's demonstrated and sustained performance and its expectation as to his future contributions in leading the Company. At a subsequent meeting of the full Board of Directors, the Committee presents for adoption its findings on the compensation of each individual executive.

Compensation of Executive Officers

During the fiscal year ended October 27, 2002 and the seven month period ended May 25, 2003, the Company's executive compensation program was comprised of the following key components: base salary, annual bonus, and equity-based incentives.

Base Salary.

The Compensation Committee annually reviews the salaries of the Company's executives. When setting base salary levels, in a manner consistent with the objectives outlined above, the Committee considers competitive market conditions for executive compensation, Company performance and individual performance.

Annual Bonus.

During fiscal year 2002, Mr. Taft, Mr. Crowley and Mr. Skinner earned bonuses of $204,800, $4,297 and $100,300 respectively. These bonuses reflect the executive officers' performance against pre-determined goals and objectives for fiscal year 2002. During the seven month period ended May 25, 2003, Mr. Taft earned a bonus of $15,000. This bonus reflects Mr. Taft's performance against pre-determined goals and objectives for the seven month period ended May 25, 2003.

Equity-Based Incentives.

Stock options are an important component of the total compensation of executives. The Company believes that stock options align the interests of each executive with those of the shareholders. They also provide executives a significant, long-term interest in the Company's success and help retain key executives in a competitive market for executive talent.

The Company's 1996 Stock Option Plan authorizes the Committee to grant stock options to executives. The number of shares owned by, or subject to options held by, each executive officer is periodically reviewed and additional awards are considered based on past performance of the executive and the relative holdings of other executives in the Company and at other companies in the comparable industry. The option grants generally utilize four-year vesting periods to encourage executives to continue contributing to the Company, and they expire ten years from the date of grant.

Compensation of the Chief Executive Officer.

The Company's CEO compensation plan includes the same elements and performance measures as the plans of the Company's other executive officers. The Compensation Committee evaluates the performance of the Company's CEO, sets his base compensation and determines bonuses and awards stock or option grants, if any.

Mr. Steele's salary for the seven month period ended May 25, 2003 and for fiscal years 2002 and 2001 was $194,961, $332,625 and $324,231, respectively. He earned a bonus of $165,000 for fiscal year 2002 and received $60,000 in fiscal year 2002 in consideration for the cancellation of an option he held to purchase 200,000 shares of Common Stock of the Company. The 2002 earned bonus reflects Mr. Steele's performance against pre-determined goals and objectives for fiscal year 2002 as well as his role in the attainment of the Company's overall objectives.

Deductibility of Executive Compensation.

The Committee has considered the impact of Section 162(m) of the Internal Revenue Code, which section disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the CEO and four other most highly compensated executive officers, unless such compensation meets the requirements for the "performance-based" exception to the general rule. Since the cash compensation paid by the Company to each of its executive officers is expected to be below $1 million, the Committee believes that this section will not affect the tax deductions available to the Company. It will be the Committee's policy to qualify, to the extent reasonable, the executive officers' compensation for deductibility under applicable tax law.

This Report is submitted by the Compensation Committee.

Kirby L. Cramer
Richard Dulude
Richard S. Schneider, Ph.D.

This report will not be deemed to be incorporated by reference into any filing by us under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this report by reference, and will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2002 and the seven month period ended May 25, 2003, Mr. Cramer, Mr. Dulude and Dr. Schneider served as members of the Compensation Committee. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of any entity.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table sets forth the compensation earned by the Company's Chief Executive Officer and the four other highest-paid executive officers whose salary and bonus for the seven month period ended May 25, 2003 were in excess of $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for that period, as well as the compensation earned by each such individual for the Company's three preceding fiscal years.

	Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	**Fiscal Year(1)**	**Salary ($)(2)**	**Bonus ($)(3)**	**Stock Options**	**All Other Compensation ($)**
Gary T. Steele	2003	194,961	0	50,000	0
Chief Executive Officer, President	2002	332,625	165,000	0	60,000(6)
and Chairman of the Board	2001	324,231	0	240,000	0
	2000	304,648	120,000	40,000(6)	0
David D. Taft	2003	166,211	15,000	150,000(7)	
Chief Operating Officer	2002	260,157	204,800	0	0
	2001	249,692	0	53,738	0
	2000	238,077	48,200	0	0
Nicholas Tompkins	2003	120,000	0	0	0
President and Chief Executive	2002	229,695	0	150,000	0
Officer of Apio, Inc.(4)	2001	200,000	0	125,000	0
	2000	189,053	0	2,850,000(8)	0
Thomas Crowley	2003	119,769	0	25,000	0
President and Chief Executive	2002	204,215	4,297	20,000	0
Officer of Landec Ag, Inc.(5)	2001	190,000	0	0	0
	2000	188,077	0	0	0
Gregory S. Skinner	2003	108,635	0	25,000	0
Chief Financial Officer & V.P.	2002	182,281	100,300	50,000	0
of Finance and Administration	2001	155,654	0	50,000	0
	2000	126,221	55,000	85,000	0

(1) The Company elected to change its fiscal year end from a fiscal year including 52 or 53 weeks that ends on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May, effective February 20, 2003. Accordingly, compensation information consists of the seven month period ended May 25, 2003, as well as the fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000.

(2) Includes amounts deferred under the Company's 401(k) plan.

(3) Includes bonuses earned in the indicated year and paid in the subsequent year. Excludes bonuses paid in the indicated year but earned in the preceding year.

(4) Apio, Inc. is a subsidiary of the Company.

(5) Landec Ag, Inc. is a subsidiary of the Company.

(6) In September 2001, Mr. Steele agreed to cancel an option to purchase 200,000 shares of the Company's Common Stock in exchange for $60,000, the value of which was determined by an independent appraisal, and paid by the Company in April 2002.

(7) Consists of options to purchase 50,000 shares of the Company's Common Stock and options to purchase 100,000 shares of Apio, Inc. common stock.

(8) Consists of options to purchase 850,000 shares of the Company's Common Stock and options to purchase 2,000,000 shares of Apio, Inc. common stock.

STOCK OPTION GRANTS IN FISCAL YEAR ENDED OCTOBER 27, 2002 AND IN THE SEVEN MONTH PERIOD ENDED MAY 25, 2003

The following table sets forth information for the Named Executive Officers with respect to grants of options to purchase Common Stock of the Company made in the fiscal year ended October 27, 2002 and in the seven month period ended May 25, 2003.

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees in Fiscal Year*	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(2)
For Fiscal Year Ended October 27, 2002					
Gary T. Steele	0	0	n/a	n/a	0
David D. Taft	0	0	n/a	n/a	0
Gregory S. Skinner	50,000(3)	11.61%	$3.80	5/7/2012	142,224
Thomas Crowley	20,000(3)	4.64%	$3.80	5/7/2012	57,063
Nicholas Tompkins	150,000(3)	34.82%	$3.18	12/10/2011	340,725
For Seven Month Period Ended May 25, 2003					
Gary T. Steele	50,000(3)	13.33%	$2.82	2/20/2013	101,385
David D. Taft	25,000(3)	13.33%	$1.89	12/5/2012	78,313
	25,000(3)		$2.82	2/20/2013	
Gregory S. Skinner	25,000(3)	6.67%	$1.89	12/5/2012	34,676
Thomas Crowley	25,000(3)	6.67%	$1.89	12/5/2012	34,676
Nicholas Tompkins	0	0	n/a	n/a	0

* Total number of shares subject to options granted by the Company to employees for the fiscal year ended October 27, 2002 was 430,739 shares and for the seven month period ended May 25, 2003 was 375,000 shares.

(1) No stock appreciation rights were granted during the fiscal year ended October 27, 2002 or during the seven month period ended May 25, 2003.

(2) The Company uses a Black-Scholes model of option valuation to determine grant date present value. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. Calculations for the Named Executive Officers are based on a 5 year expected option life which reflects the Company's experience that its options, on average, are exercised within 5 years of grant. Other assumptions used for the valuations are: interest rate (risk-free rate of return) of 2.81%; annual dividend yield of 0%; and volatility of 80%. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent upon a number of factors, including the future performance of the Common Stock, overall market conditions and the timing of option exercises, if any.

(3) Granted pursuant to the 1996 Stock Option Plan. The shares subject to the option have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and vest in 2.08% increments monthly commencing 30 days from the date of the grant, becoming fully vested on the fourth anniversary of the date of the grant.

AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED OCTOBER 27, 2002 AND IN THE SEVEN MONTH PERIOD ENDED MAY 25, 2003 AND FISCAL YEAR-END 2002 AND SEVEN MONTH PERIOD-END 2003 OPTION VALUES

The following table sets forth information with respect to options exercised by the executive officers named in the Summary Compensation Table during the fiscal year ended October 27, 2002 and during the seven month period ending May 25, 2003, and with respect to unexercised options to purchase shares of Common Stock held by such officers as of October 27, 2002 and as of May 25, 2003.

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-end (Exercisable/ Unexercisable)(1)	Value of Unexercised In-The-Money Options at Fiscal Year-end (Exercisable/ Unexercisable)
For Fiscal Year Ended October 27, 2002				
Gary T. Steele	0	$0	375,755/406,418	$ 86,259/$0(2)
David D. Taft	0	$0	208,391/25,522	$20,838/$24,725(2)
Thomas Crowley	0	$0	43,540/41,460	$ 525/$24,725(2)
Nicholas Tompkins	0	$0	1,125,000/0	$ 57,292/$5,209(2)
Gregory S. Skinner	0	$0	157,405/87,595	$ 525/$24,725(2)
For Seven Month Period Ended May 25, 2003				
Gary T. Steele	0	$0	385,212/446,961	$ 91,486/$7,969(3)
David D. Taft	0	$0	225,579/33,334	$ 34,085/19,230(3)
Thomas Crowley	0	$0	47,604/37,396	$ 2,864/$24,636(3)
Nicholas Tompkins	0	$0	1,125,000/0	$ 0/$0(3)
Gregory S. Skinner	0	$0	167,041/77,959	$ 2,863/$24,637(3)

(1) No stock appreciation rights (SARs) were outstanding as of October 27, 2002 or May 25, 2003.

(2) Based on the closing price of the Company's Common Stock as reported on the NASDAQ National Market System on October 25, 2002 of $2.25 per share minus the exercise price of the in-the-money options.

(3) Based on the closing price of the Company's Common Stock as reported on the NASDAQ National Market System on May 23, 2003 of $2.99 per share minus the exercise price of the in-the-money options.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of May 25, 2003 about the shares of Common Stock that may be issued upon the exercise of options, warrants or rights under all of the Company's equity compensation plans, including the 1996 Stock Option Plan, the 1996 Non-Executive Stock Option Plan, the New Executive Stock Option Plan, the 1995 Directors' Stock Option Plan, the 1988 Stock Option Plan and the 1995 Employee Stock Purchase Plan (ESPP).

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column(a)
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders	2,527,451	$4.00	637,290(1)
Equity Compensation Plans Not Approved by Shareholders	1,526,793	$5.46	898,948(2)
TOTAL:	4,054,244		1,536,238

(1) Represents shares remaining for issuance pursuant to the 1988 Stock Option Plan, the 1996 Stock Option Plan, the 1995 Directors' Stock Option Plan and the ESPP. The ESPP includes a feature pursuant to which the number of shares available increases automatically on the first day of each fiscal year by the lower of 225,000 shares or 1.5% of the outstanding shares on that date, or a lower number determined by the Board of Directors.

(2) Represents shares to be issued pursuant to options that may be granted under the 1996 Non-Executive Stock Option Plan and the New Executive Stock Option Plan.

The 1996 Non-Executive Stock Option Plan

The 1996 Non-Executive Stock Option Plan authorizes the grant of non-qualified stock options to employees, including officers, and outside consultants of the Company. The plan has not been approved by the Company's shareholders. The exercise price of the options will be equal to the fair market value of the Company's Common Stock on the date the options are granted. As amended in 1999, 1,500,000 shares are authorized to be issued under this plan. Options generally are exercisable upon vesting and generally vest ratably over four years.

The New Executive Stock Option Plan

The New Executive Stock Option Plan authorizes the grant of non-statutory stock options to officers of the Company or officers of Apio or Landec Ag whose employment with each of those companies began after October 24, 2000. The plan has not been approved by the Company's shareholders. The exercise price of the non-statutory stock options may be no less than 100% and 85%, for named executives and non-named executives, respectively, of the fair market value of the Company's common stock on the date the options are granted. Options generally are exercisable upon vesting and generally vest ratably over four years. 210,000 shares are authorized to be issued under this plan.

Non-Plan Option Grant

In November 1999, the Company's Board of Directors granted to the CEO of Apio a non-statutory stock option to purchase 790,000 shares of the Company's common stock in connection with the acquisition of Apio. This grant was not approved by the Company's shareholders. The exercise price of the grant was the fair market value of the Company's common stock on the date of grant. The option vested over two years.

AUDIT COMMITTEE REPORT

This report will not be deemed to be incorporated by reference into any filing by us under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this report by reference, and will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Composition. The Audit Committee of the Board of Directors consists of the three directors whose signatures appear below and operates under a written charter adopted by the Board of Directors. Each member of the Audit Committee meets the independence requirements of the NASD's listing standards currently in effect.

Responsibilities. The responsibilities of the Audit Committee include appointing an accounting firm to be engaged as the Company's independent auditors. Management is responsible for the Company's internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to oversee these processes and the Company's internal controls. The Audit Committee members are not acting as professional accountants or auditors, and their functions are not to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are "independent" under applicable rules.

Review with Management and Independent Auditors. The Audit Committee held five meetings during the seven month period ended May 25, 2003. The Audit Committee met and held discussions with management and representatives of the Company's independent auditors, Ernst & Young LLP. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee met with the Company's independent auditors, with and without management present, to discuss the overall scope and plans for their audit, the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards 61, *Communication with Audit Committees*, including the independent auditors' judgment as to the quality of the Company's accounting principles.

In addition, the Company's independent auditors provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee discussed with the independent auditors their independence from management and the Company.

Charter. The Board has adopted a written charter for the Audit Committee and operated under that charter during the seven month period ended May 25, 2003. The Audit Committee has reviewed the relevant requirement under the Sarbanes-Oxley Act of 2002, the rules of the SEC and the proposed new listing standards of the NASD regarding audit committee policies. The Audit Committee intends to further amend its charter, if necessary, when the all of the rules and standards are finalized to reflect additional requirements or changes from the proposals.

Summary. Based upon the Audit Committee's discussions with management and the independent auditors and the Audit Committee's review of the representations of management, and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the seven month period ended May 25, 2003, as filed with the Commission.

This report is submitted by the Audit Committee.

Stephen E. Halprin
Richard Dulude
Kenneth E. Jones

PERFORMANCE GRAPH

The following graph summarizes cumulative total shareholder return data (assuming reinvestment of dividends) for the five preceding fiscal years, and the seven month period ended May 25, 2003, of the Company. The graph assumes that $100 was invested on October 31, 1997 in each of the Common Stock of the Company, the Standard & Poor's 500 Stock Index and the NASDAQ Industrial Index. The stock price performance on the following graph is not necessarily indicative of future stock price performance. This graph will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this report by reference, and will not otherwise be deemed to be soliciting materials or to be filed under such Acts.



PERFORMANCE GRAPH
Landec Corporation
S&P 500 Index
NASDAQ Industrial Index
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/31/97
10/31/98
10/31/99
10/29/00
10/28/01
10/27/02
5/25/03

EMPLOYMENT CONTRACTS, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 25, 2001, the Company sold 142,857 shares of Series B Preferred Stock (representing 1,428,570 shares of Common Stock on an as-converted basis) to the Seahawk Ranch Irrevocable Trust at a price of $35.00 per share for $5,000,000. During the seven month period ended May 25, 2003, the Company paid dividends totaling 6,248 shares of Series B Preferred Stock to the Seahawk Ranch Irrevocable Trust. Mr. Kenneth E. Jones is a trustee of the Seahawk Ranch Irrevocable Trust and a director of the Company.

In connection with the acquisition of Apio, Inc. ("Apio"), the Company entered into an employment agreement with Mr. Nicholas Tompkins in 1999 for a term of five (5) years at an annual salary of $200,000. Under the terms of his employment agreement, Mr. Tompkins is employed as a Senior Vice President of the Company and Chief Executive Officer of Apio. Mr. Tompkins employment agreement also provides that in the case of his involuntary termination other than for cause or his resignation for good reason, he will continue to receive his salary through December 2004. Pursuant to the employment agreement, Mr. Tompkins was issued options to purchase up to 850,000 shares of common stock of the Company, and an option to purchase up to 2,000,000 shares of common stock of Apio. In addition, in connection with the acquisition of Apio, Mr. Tompkins was eligible to receive up to $10 million of earn-out payments if Apio exceeded certain earning targets in fiscal years 2000 and 2001. Of such amount, Mr. Tompkins earned $4.1 million in fiscal year 2000 and $579,000 in fiscal year 2001. As of the date of this filing, $3.8 million of the earn out has been paid with the remaining $850,000 to be paid in equal monthly installments in October 2003 through February 2004.

Pursuant to the terms of farmer agreements entered into between Apio and the Nick Tompkins Ranch, Security Farms and Keystone Farms (the "Tompkins Farms"), Apio provides harvesting, packing, cooling and distributing services for produce planted and grown by the Tompkins Farms, and Apio purchases produce from these farms. The terms of the agreements are substantially the same as the terms offered by Apio to other growers. During fiscal year 2002 and the seven month period ended May 25, 2003, Apio's revenues derived from its services to the Tompkins Farms were approximately $3.5 million and $1.4 million, respectively, and Apio paid the Tompkins Farms an aggregate of approximately $6.9 million and $3.9 million in fiscal year 2002 and the seven month period ended May 25, 2003, respectively. Mr. Tompkins wholly-owns the Nick Tompkins Ranch and has a greater than ten percent (10%) ownership interest in each of Security Farms and Keystone Farms.

Apio makes advances to its produce growers for planting, growing and harvesting costs associated with crops in the ordinary course of its business. In connection with the upfront planting, growing and harvesting costs associated with crops from the Nick Tompkins Ranch during fiscal year 2001, Apio advanced the Nick Tompkins Ranch approximately $475,000, evidenced by a note (the "2001 Note"). On December 31, 2001, the amount owed under the 2001 Note including approximately $20,000 in interest was offset by the earn-out payment of $579,000 owed to Mr. Tompkins in connection with the acquisition of Apio. Accordingly, the 2001 Note was canceled and Apio paid Mr. Tompkins the balance of approximately $84,000 in March 2002. In May 2002, Apio advanced to the Nick Tompkins Ranch approximately $1.1 million (the "Advance") for ground lease payments and crop financing expenses in order to maintain current levels of produce sourcing from the Nick Tompkins Ranch. The Advance accrued interest at Apio's interest rate per its Bank of America loan agreement. Approximately $400,000 of the Advance was repaid on June 30, 2002, and effective January 2, 2003 the remainder plus accrued interest totaling $751,000 was offset against the earn-out payment of $4.1 million owed to Mr. Tompkins. The advances made to the Nick Tompkins Ranch pursuant to the 2001 Note and the Advance were on substantially the same terms as those offered to other produce growers.

On July 3, 2003, Apio entered into a Purchase Agreement (the "Purchase Agreement") with Apio Fresh, LLC, a California limited liability company ("Apio Fresh") and the Growers (as defined below) to sell its domestic commodity vegetable business to Apio Fresh. Apio Fresh is owned and operated by a group of persons and entities that supply produce to Apio, including Mr. Tompkins (the "Growers"). Under the terms of the Purchase Agreement, Apio Fresh purchased equipment associated with the domestic commodity vegetable business for approximately $160,000, and a portion of Apio's existing carton inventory for approximately $250,000. In connection with the Purchase Agreement, Apio, Apio Fresh and the Growers entered into a supply agreement pursuant to which Apio Fresh and the Growers have agreed to supply produce to Apio for its value-added business and pay a per carton royalty for use of Apio's brand names.

During fiscal year 2002 and the seven months ended May 25, 2003, Apio leased for approximately $1.1 million and $865,000, respectively, land that is either owned, controlled or leased by Nick Tompkins, and subleased that land to growers who deliver produce to Apio.

During the seven month period ended May 25, 2003, Stacia Skinner, wife of Mr. Greg Skinner, the Company's Chief Financial Officer, was employed at the Company and received approximately $91,200 in compensation.

The Company entered into an executive employment agreement with Mr. Gary Steele as of April 5, 2003, setting forth the terms of his employment. The executive employment agreement expires on December 31, 2005 unless renewed or extended by both parties, and provides that Mr. Steele shall be paid an annual base salary of $330,000 plus an annual incentive award based upon the attainment of pre-determined, mutually established goals. Upon Mr. Steele's death or disability, the Company shall pay Mr. Steele or his estate his salary and pro rata portion of his annual incentive award through the date of termination. The agreement further provides a one-year severance obligation by the Company and an acceleration of Mr. Steele's unvested stock options and restricted stock upon Mr. Steele's termination without cause or termination for good reason (any relocation of Mr. Steele's place of employment, reduction in salary, or material reduction of his duties or authority). In addition, the agreement provides that if Mr. Steele is terminated without cause or terminates employment for good reason within two (2) years following a "change of control," all of Mr. Steele's unvested stock options and shares of restricted stock shall immediately vest and become exercisable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and holders of more than ten percent of the Company's Common Stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the seven month period ended May 25, 2003 all Section 16(a) filing requirements applicable to the Company's officers, directors and holders of more than ten percent of the Company's Common Stock were complied with.

OTHER MATTERS

The Board of Directors knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, then the persons named in the enclosed form of proxy will vote the shares they represent in such manner as the Board may recommend.

It is important that the proxies be returned promptly and that your shares be represented. Shareholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ GEOFFREY P. LEONARD

GEOFFREY P. LEONARD
SECRETARY

(This page has been left blank intentionally.)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☒ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period from October 28, 2002 to May 25, 2003.

Commission file number: **0-27446**

LANDEC CORPORATION

(Exact name of registrant as specified in its charter)

California	**94-3025618**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

3603 Haven Avenue
Menlo Park, California 94025
(Address of principal executive offices)

Registrant's telephone number, including area code:
(650) 306-1650

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $50,382,000 as of April 27, 2003, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sales price on the NASDAQ National Market reported for such date. Shares of Common Stock and Convertible Preferred Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock and Convertible Preferred Stock have been excluded from such calculation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 1, 2003, there were 21,205,015 shares of Common Stock and 164,099 shares of Convertible Preferred Stock, convertible into ten shares of Common Stock for each share of Preferred Stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its October 2003 Annual Meeting of Shareholders, which statement will be filed not later than 120 days after the end of the fiscal year covered by this report, are incorporated by reference in Part III hereof.

LANDEC CORPORATION
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. ***Business***

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "projected," "expects," "believes," "intends" and "assumes" and similar expressions are used to identify forward-looking statements. These statements are made based upon current expectations and projections about our business and assumptions made by our management are not guarantees of future performance, nor do we assume any obligation to update such forward-looking statements after the date this report is filed. Our actual results could differ materially from those projected in the forward-looking statements for many reasons, including the risk factors listed in Part II, Item 7 "Management's Discussion & Analysis of Financial Conditions and Results of Operations—Additional Factors That May Affect Future Results" and the risk factors contained in Item 1 below.

General

Landec Corporation and its subsidiaries ("Landec" or the "Company") design, develop, manufacture and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, and licensed partner applications. This proprietary polymer technology is the foundation, and a key differentiating advantage, upon which the Company has built its business. In February 2003, the Company changed its fiscal year end from a fiscal year including 52 or 53 weeks that ended on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May.

The principal products and services offered by the Company in its two core businesses—Food Products Technology and Agricultural Seed Technology—and in the Technology Licensing/Research and Development business are described below. Financial information concerning the industry segments for which the Company reported its operations during fiscal years 2000 through 2002 and for the seven months ended May 25, 2003 is summarized in Note 13 to the Consolidated Financial Statements.

Landec's Food Products Technology business, operated through its subsidiary Apio, Inc., combines Landec's proprietary food packaging technology with the capabilities of a large national food supplier and value-added produce processor. This combination was consummated in December 1999 when the Company acquired Apio, Inc. and certain related entities (collectively "Apio").

Landec's Agricultural Seed Technology business, operated through its subsidiary Landec Ag, Inc. ("Landec Ag"), combines Landec's proprietary Intellicoat® seed coating technology with its unique eDC™—e-commerce, direct marketing and consultative selling—capabilities which it obtained with its acquisition of Fielder's Choice Direct ("Fielder's Choice"), a direct marketer of hybrid seed corn, in September 1997.

In addition to its two core businesses, the Company also operates a Technology Licensing/Research and Development business that licenses products outside of Landec's core businesses to industry leaders such as Alcon, Inc. ("Alcon") and UCB Chemicals, a subsidiary of UCB S.A. of Belgium ("UCB"). The Company also engages in research and development activities with companies. For segment disclosure purposes, the Technology Licensing/Research and Development business is included in Corporate and Other (in Note 13 to the Consolidated Financial Statements).

To remain focused on its core businesses, in October 2002 the Company sold Dock Resins Corporation ("Dock Resins"), its specialty chemical subsidiary. The Company made the decision to sell Dock Resins in order to strengthen its balance sheet by reducing debt and other liabilities. As a result of the sale of Dock Resins, the financial results of Dock Resins have been reclassified to discontinued operations for all applicable years. Unless otherwise specified, the information and descriptions provided in this report relate only to the continuing operations of the Company.

In June 2003, the Company sold assets associated with its former domestic commodity vegetable business in order to focus on Apio's growing value-added specialty packaging and export businesses.

The Company's core polymer products are based on its patented proprietary Intelimer® polymers, which differ from other polymers in that they can be customized to abruptly change their physical characteristics when heated or cooled through a pre-set temperature switch. For instance, Intelimer polymers can change within the range of one or two degrees Celsius from a non-adhesive state to a highly tacky, adhesive state; from an impermeable state to a highly permeable state; or from a solid state to a viscous liquid state. These abrupt changes are repeatedly reversible and can be tailored by Landec to occur at specific temperatures, thereby offering substantial competitive advantages in the Company's target markets.

The Company was incorporated in California on October 31, 1986. The Company completed its initial public offering in 1996 and is listed on the Nasdaq National Market under the symbol "LNDC."

Technology Overview

Polymers are important and versatile materials found in many of the products of modern life. Certain polymers, such as cellulose and natural rubber, occur in nature. Man-made polymers include nylon fibers used in carpeting and clothing, coatings used in paints and finishes, plastics such as polyethylene, and elastomers used in automobile tires and latex gloves. Historically, synthetic polymers have been designed and developed primarily for improved mechanical and thermal properties, such as strength and the ability to withstand high temperatures. Improvements in these and other properties and the ease of manufacturing of synthetic polymers have allowed these materials to replace wood, metal and natural fibers in many applications over the last 50 years. More recently, scientists have focused their efforts on identifying and developing sophisticated polymers with novel properties for a variety of commercial applications.

Landec's Intelimer polymers are a proprietary class of synthetic polymeric materials that respond to temperature changes in a controllable, predictable way. Typically, polymers gradually change in adhesion, permeability and viscosity over broad temperature ranges. Landec's Intelimer materials, in contrast, can be designed to exhibit abrupt changes in permeability, adhesion and/or viscosity over temperature ranges as narrow as 1°C to 2°C. These changes can be designed to occur at relatively low temperatures (0°C to 100°C) that are relatively easy to maintain in industrial and commercial environments. *Figure 1* illustrates the effect of temperature on Intelimer materials as compared to typical polymers.


Effect of Temperature on Intelimer Materials vs. Typical Polymers
Adhesive
Permeabl
Viscous
Non adhesive
Impermeable
Solid
Intelimer Materials
Typcial Polymers
Pre-Set
Temperature Switch
Lo
Temperature
High

Figure 1.

Landec's proprietary polymer technology is based on the structure and phase behavior of Intelimer materials. The abrupt thermal transitions of specific Intelimer materials are achieved through the controlled use of hydrocarbon side chains that are attached to a polymer backbone. Below a pre-determined switch temperature, the polymer's side chains align through weak hydrophobic interactions resulting in a crystalline structure. When this side chain crystallizable polymer is heated to, or above, this switch temperature, these interactions are disrupted and the polymer is transformed into an amorphous, viscous state. Because this transformation involves a physical and not a chemical change, this process is repeatedly reversible. Landec can set the polymer switch temperature anywhere between 0°C to 100°C by varying the length of the side chains. The reversible transitions between crystalline and amorphous states are illustrated in *Figure 2* below.


Intelimer Materials' Temperature Switch
Crystalline
Amorphous
HEAT
COOL
Reversible Properties
Non-adhesive
Impermeable
Solid
Adhesive
Permeable
Viscous

Figure 2

Side chain crystallizable polymers were first discovered by academic researchers in the mid-1950's. These polymers were initially considered to be merely of scientific curiosity from a polymer physics perspective, and, to the Company's knowledge, no significant commercial applications were pursued. In the mid-1980's, Dr. Ray Stewart, the Company's founder, became interested in the idea of using the temperature-activated permeability properties of these polymers to deliver various materials such as drugs and pesticides. After forming Landec in 1986, Dr. Stewart subsequently discovered broader utility for these polymers. After several years of basic research, commercial development efforts began in the early 1990's, resulting in initial products in mid-1994.

Landec's Intelimer materials are generally synthesized from long side-chain acrylic monomers that are derived primarily from natural materials such as soybean and palm oils, that are highly purified and designed to be manufactured economically through known synthesis processes. These acrylic-monomer raw materials are then polymerized by Landec leading to many different side-chain crystallizable polymers whose properties vary depending upon the initial materials and the synthesis process. Intelimer materials can be made into many different forms, including films, coatings, microcapsules and discrete forms.

Description of Core Business

The Company participates in two core business segments—Food Products Technology and Agricultural Seed Technology. In addition to these two core segments, Landec will license technology and conduct ongoing research and development and supply materials through its Technology Licensing/ Research and Development Business.


Landec Corporation
Intelimer® Technology
Food Products Technology
Agricultural Seed Technology
Technology Licensing/ R&D
•Specialty Packaging
•Apio, Inc.
•Intellicoat® Seed Coatings
•Fielder's Choice Direct® Products
•R&D Collaborations
•Licensing Partners

Food Products Technology Business

The Company began marketing in early fiscal year 1996 its proprietary Intelimer-based breathable membranes for use in the fresh-cut produce packaging market, one of the fastest growing segments in the produce industry. Landec's proprietary Intelimer packaging technology when combined with produce that is processed by washing and in some cases cut and mixed, results in packaged produce with increased shelf life, reduced shrink (waste) and without the need for ice during the distribution cycle. This is referred to as "value-added" products. In December 1999, the Company acquired Apio, its then largest customer in the Food Products Technology business and one of the nation's leading marketers and packers of produce and specialty packaged fresh-cut vegetables. Apio provides year-round access to specialty packaged produce products, utilizes state-of-the-art fresh-cut produce processing technology and distributes to the top U.S. retail grocery chains, major club stores and to the foodservice industry. The Company's proprietary Intelimer-based packaging business has been combined with Apio into a wholly owned subsidiary that retains the Apio, Inc. name. This vertical integration within the Food Products Technology business gives Landec direct access to the large and growing fresh-cut and whole produce market.

The Technology and Market Opportunity: Proprietary Intelimer Packaging Technology

Certain types of fresh-cut and whole produce can spoil or discolor rapidly when packaged in conventional packaging materials and are therefore limited in their ability to be distributed broadly to markets. The Company's proprietary Intelimer packaging technology extends the shelf life and quality of fresh-cut and whole produce.

Fresh-cut produce is pre-washed, cut and packaged in a form that is ready to use by the consumer and is thus typically sold at premium price levels compared to unpackaged produce. According to the International Fresh-Cut Produce Association ("IFPA"), in 2002, the total U.S. fresh produce market was estimated to be between $100 to $120 billion. Of this, U.S. retail sales of fresh-cut produce were estimated to comprise 10% of the fresh produce market. The Company believes that the growth of this market has been driven by consumer demand and the willingness to pay for convenience, freshness, uniform quality, safety and nutritious produce delivered to the point of sale. According to the IFPA, the fresh-cut produce market is one of the highest growth areas in retail grocery stores. And according to the Produce Marketing Association the fresh-cut produce category is growing at double digit rates while total produce is only growing at 2% to 3% per year.

Although fresh-cut produce companies have had success in the salad market, the industry has been slow to diversify into other fresh-cut vegetables or fruits due primarily to limitations in film and plastic tray materials used to package fresh-cut produce. After harvesting, vegetables and fruits continue to respire, consuming oxygen and releasing carbon dioxide. Too much or too little oxygen can result in premature spoilage and decay and, in some cases, promote the growth of microorganisms that jeopardize inherent food safety. Conventional packaging films used today, such as polyethylene and polypropylene, can be made with modest permeability to oxygen and carbon dioxide, but often do not provide the optimal atmosphere for the produce packaged. Shortcomings of conventional packaging materials have not significantly hindered the growth in the fresh-cut salad market because lettuce, unlike many vegetables and fruits, has low respiration requirements.

The respiration rate of produce varies from vegetable-to-vegetable and from fruit-to-fruit. The challenge facing the industry is to develop packaging for the high respiring, high value and shelf life sensitive vegetable and fruit markets. The Company believes that today's conventional packaging films face numerous challenges in adapting to meet the diversification of pre-cut vegetables and fruits evolving in the industry without compromising shelf life and produce quality. To mirror the growth experienced in the fresh-cut salad market, the markets for high respiring vegetables and fruits such as broccoli, cauliflower, green onions, asparagus, papayas, bananas and berries will require a more versatile and sophisticated packaging solution for which the Company's Intelimer packaging technology was developed.

The respiration rate of produce also varies with temperature. As temperature increases, produce generally respires at a higher rate, which speeds up the aging process, resulting in shortened shelf life and increased potential for decay, spoilage, loss of texture and dehydration. As produce is transported from the processing plant through the refrigerated distribution chain to foodservice locations, retail grocery stores and club stores, and finally to the ultimate consumer, temperatures can fluctuate significantly. Therefore, temperature control is a constant challenge in preserving the quality of fresh-cut and whole produce—a challenge few current packaging films can fulfill. The Company believes that its temperature-responsive Intelimer packaging technology is well suited to the challenges of the produce distribution process.

Using its Intelimer polymer technology, Landec has developed packaging technology that it believes addresses many of the shortcomings of conventional packaging materials. A membrane is applied over a small cutout section or an aperture of a flexible film bag or plastic tray. This highly permeable "window" acts as the mechanism to provide the majority of the gas transmission requirements for the entire package. These membranes are designed to provide three principal benefits:

- *High Permeability.* Landec's Intelimer packaging technology is designed to permit transmission of oxygen and carbon dioxide at 300 times the rate of conventional packaging films. The Company believes that these higher permeability levels will facilitate the packaging diversity required to market many types of fresh-cut and whole produce.

- *Ability to Adjust Oxygen and Carbon Dioxide Permeability.* Conventional packaging films diffuse gas transfer in and out of packages at an equal rate or fixed ratio of 1.0. Intelimer-based packaging can be tailored with carbon dioxide to oxygen transfer ratios ranging from 1.0 to 12.0 and selectively transmit oxygen and carbon dioxide at optimum rates to sustain the quality and shelf life of packaged produce.

- *Temperature Responsiveness.* Landec has developed breathable membranes that can be designed to increase or decrease in permeability in response to environmental temperature changes. The Company has developed packaging that responds to higher oxygen requirements at elevated temperatures but is also reversible, and returns to its original state as temperatures decline. The temperature responsiveness of these membranes allows ice to be removed from the distribution system which results in numerous benefits. These benefits include (1) a substantial decrease in freight cost, (2) reduced risk of contaminated produce because ice can be a carrier of micro organisms, (3) the elimination of expensive waxed cartons that cannot be recycled, and (4) the potential decrease in work related accidents due to melted ice.

Landec believes that growth of the overall produce market will be driven by the increasing demand for the convenience of fresh-cut produce. This demand will in turn require packaging that facilitates the quality and shelf life of produce transported to fresh-cut distributors in bulk and pallet quantities. The Company believes that in the future its Intelimer packaging technology will be useful for packaging a diverse variety of fresh-cut and whole produce products. Potential opportunities for using Landec's technology outside of the produce market exist in cut flowers and in other food products.

Landec is working with leaders in the foodservice, club store and retail grocery markets. The Company believes it will have growth opportunities for the next several years through new customers and products in the United States, expansion of its existing customer relationships, and through export and shipments of specialty packaged produce.

Landec manufactures its Intelimer packaging both internally and through selected qualified contract manufacturers and markets and sells Intelimer packaging directly to food distributors.

The Business: Apio, Inc.

Apio had revenues of approximately $90 million for the seven months ended May 25, 2003, $161 million in the fiscal year ended October 27, 2002, $174 million in the fiscal year ended October 28, 2001 and $179 million in the eleven-month period ended October 29, 2000.

Based in Guadalupe, California, Apio, when acquired in December 1999, consisted of two major businesses—first, the "fee-for-service" selling and marketing of whole produce and second, the specialty packaged fresh-cut and whole value-added processed products that are washed and packaged in our proprietary Intelimer packaging. The "fee-for-service" business historically included field harvesting and packing, cooling and marketing of vegetables and fruits on a contract basis for growers in California's Santa Maria, San Joaquin and Imperial Valleys as well as in Arizona and Mexico. The Company exited this business and certain assets associated with the business were sold in June 2003 to Apio Fresh, LLC ("Apio Fresh"). Apio Fresh is owned by a group of entities and persons that supply produce to Apio, including Nicholas Tompkins, Apio's President and Chief Executive Officer. Under the terms of the sale, Apio Fresh purchased certain equipment and carton inventory from Apio in exchange for approximately $410,000. In connection with the sale, Apio Fresh will pay Apio an on-going royalty fee per carton sold for the use of Apio's brandnames and Apio Fresh and its owner growers entered into a long-term supply agreement with Apio to supply produce to Apio for its fresh cut value-added business. The fresh-cut value-added processing products business, developed within the last seven years, markets a variety of fresh-cut and whole vegetables to the top retail grocery chains representing over 9,800 retail and club stores. During the fiscal year ended October 27, 2002, Apio shipped more than 19 million cartons of produce to some 700 customers including leading supermarket retailers, wholesalers, foodservice suppliers and club stores throughout the United States and internationally, primarily in Asia.

There are five major distinguishing characteristics of Apio that provide competitive advantages in the Food Products Technology market:

- **Full Service Supplier:** Apio has structured its business as a full service marketer and seller of vegetables, fruits, and fresh-cut and whole value-added produce. It is focused on developing its Eat Smart® brand name for all of its fresh-cut and whole value-added products. As retail grocery and club store chains consolidate, Apio is well positioned as a single source of a broad range of products.

- **Reduced Farming Risks:** Apio reduces its farming risk by not taking ownership of farmland, and instead, contracts with growers for produce and charges for services that include cooling, shipping and marketing. The year-round sourcing of produce is a key component to both the traditional produce business as well as the fresh-cut and whole value-added processing business.

- **Lower Cost Structure:** Apio has strategically invested in the rapidly growing fresh-cut and whole value-added business. Apio's 49,000 square foot value-added processing plant is automated with state-of-the-art vegetable processing equipment. Virtually all of Apio's value-added products utilize Landec's proprietary Intelimer packaging technology. Our strategy is to operate one large central processing facility in one of California's largest, lowest cost growing regions (Santa Maria Valley) and use packaging technology to allow for the nationwide delivery of fresh produce products.
- **Export Capability:** Apio is uniquely positioned to benefit from the growth in export sales to Asia and Europe over the next decade with its export business, CalEx. Through CalEx, Apio is currently one of the largest U.S. exporters of broccoli to Asia and has recently launched its iceless products to Asia using proprietary Intelimer packaging technology.
- **Expanded Product Line Using Technology:** Apio, through the use of Landec's Intelimer packaging technology, is in the early stages of introducing its technology in the whole produce business. Its introduction of iceless packaging for broccoli crowns in November 2000 was the beginning of a conversion from the traditional packing and shipping of whole produce, which relied heavily on ice, to iceless products utilizing the Intelimer packaging technology. New iceless packaging is available for various broccoli products and green onions.

For the past seven years, the Company has marketed its Eat Smart fresh-cut vegetables, party trays and iceless products using its Intelimer packaging technology and has now expanded its technology to include packaging for bananas. The Company has been conducting laboratory, shipping, ripening room and retail grocery store trials on its own and with select banana companies. In addition, the Company is in the process of qualifying banana sourcing in the several primary banana growing countries in Central and South America. Bananas are a $4 to $4.5 billion annual worldwide market for distributors, which in turn, is a $9 to $10 billion annual worldwide market for retailers. Bananas are the nation's leading produce item, contributing approximately nine to ten percent of produce department sales in the United States.

Trials have shown that Intelimer packaging technology can significantly extend the shelf life of bananas at the prime color stage for consumers and retailers. By extending the shelf life of the number one item in the produce department, retailers can reduce shrink (waste) and increase sales by displaying bananas at the optimum ripeness.

The Company has commercially launched the banana packaging technology for use in the food service industry. The Company intends to expand its sales of bananas to the food service industry during fiscal year 2004 while optimizing its Intelimer packaging technology for retail banana customers.

In addition to the introduction of specialty packaging for bananas, the Company has rapidly extended its commercialization of Intelimer packaging technology for case liner packaging for bunch and crown broccoli, eighteen pound cases of loose broccoli florets, Asian cut broccoli crowns and export cut broccoli crowns.

The Company's specialty packaging for case liner products reduces freight expense up to 50% by eliminating the weight and space consumed by ice. In addition to reducing the cost of freight, the removal of ice from the distribution system offers additional benefits. The Company's new packaging system can decrease the potential for work-related accidents due to melted ice, eliminate the risk of ice as a carrier of microorganisms that could potentially contaminate produce and eliminate the need for expensive waxed cartons that cannot be recycled.

During the third quarter of fiscal year 2002, the Company started commercially shipping a re-sealable package utilizing the Intelimer packaging technology on its larger-sized fresh-cut vegetable packages. The Company expects the re-sealable package to facilitate the introduction of new retail products.

Product enhancements in the fresh-cut vegetable line include a new fresh-cut vegetable party tray designed to look like it was freshly made in the retail grocery store, which was launched in October 2002. The rectangular tray design is convenient for storage in consumers' refrigerators and expands the Company's wide-ranging party tray line.

Additionally, the Company commercially launched in October 2002, smaller ready-to-eat vegetable snack trays under the Eat Smart Snak Pak® line. The launch of the Snak Pak line is in response to the recent trend toward healthier food alternatives for consumers. In June 2003, the Company commercially launched its new Petite fresh-cut vegetable tray for retail and its new retail mini-tray. Also in June 2003, the Company entered into an exclusive packaging and marketing agreement with Dole Fresh Vegetables, Inc. for Apio to sell and distribute a line of fresh cut produce under the Dole® brand in the United States.

Agricultural Seed Technology Business

Landec Ag's strategy is to build a vertically integrated seed technology company based on the proprietary Intellicoat seed coating technology and its eDC—e-commerce, direct marketing and consultative selling capabilities.

The Technology and Market Opportunity: Intellicoat Seed Coatings

Landec has developed and, through Landec Ag, is commercially selling its Intellicoat seed coatings, an Intelimer-based agricultural material designed to control seed germination timing, increase crop yields and extend crop planting windows. These coatings are being applied to corn and soybean seeds. According to the U.S. Agricultural Statistics Board, the total planted acreage in 2002 in the United States for corn and soybean seed exceeded 78.9 million and 73.0 million, respectively.

In fiscal year 2000, the Company successfully launched its first commercial product, Pollinator Plus® coatings for inbred corn seed. As a result of the success realized in fiscal years 2001 and 2002, the Company expanded its sales of inbred corn seed coating products in fiscal year 2003 to regional and national seed companies in the United States. This application is targeted to approximately 640,000 acres in ten states and is now being used by 30 seed companies in the United States. In addition, based on the successful field trial results during 2001 and 2002 for its Early Plant™ hybrid coated seed corn, the Company expanded its sales in 2003. The Company's Relay™ Intercropping System of wheat and Intellicoat coated soybean will allow farmers to plant and harvest two crops during the same year on the same land, providing financial benefit for the farmer. Early Plant hybrid seed corn, perhaps Landec Ag's largest seed coating opportunity, allows the farmer to plant corn seed 3 to 4 weeks earlier than typically possible due to cold soil temperatures. By allowing the farmer to plant earlier than normal, Early Plant hybrid seed corn will enable farmers to utilize staff and equipment more efficiently and provide flexibility during the critical planting period. Recent market research with farmers in seven corn growing states verified that farmers would pay a significant premium for Landec Ag's Early Plant hybrid seed corn product if they were able to plant a portion of their acreage up to one month early.

Currently, farmers must work within a narrow window of time to plant seeds. If the seeds are planted too early, they may rot or suffer chilling injury due to the absorption of water at cold soil temperatures below which germination occurs. If they are planted too late, the growing season may end prior to the crop reaching full maturity. In either case, the resulting crop yields are sub-optimal. Moreover, the planting window can be fairly brief, requiring the farmer to focus almost exclusively on planting during this time. Seeds also germinate at different times due to variations in absorption of water, thus providing for variations in the growth rate of the crops.

The Company's Intellicoat seed coating prevents planted seeds from absorbing water when the ground temperature is below the coating's pre-set temperature switch. Intellicoat seed coatings are designed to enable coated seeds to be planted early without risk of chilling damage caused by the absorption of water at cold soil temperatures. As spring advances and soil temperatures rise to the pre-determined switch temperature close to where seed germination normally occurs, the polymer's permeability increases and the coated seeds absorb water and begin to germinate. The Company believes that Intellicoat seed coatings provide the following advantages: a longer planting window, avoidance of chilling injury, more uniform germination and better utilization of equipment and labor. As a result, the Company believes that Intellicoat seed coatings offer the potential for improvements in crop yields and net income to the farmer.

The Business: Landec Ag

Landec Ag had sales of approximately $21.0 million for the seven months ended May 25, 2003, $19.4 million for the twelve months ended October 27, 2002, $16.2 million for the twelve months ended October 28, 2001 and $17.2 million for the twelve months ended October 29, 2000.

Based in Monticello, Indiana, Landec Ag offers a comprehensive line of hybrid seed corn to more than 14,000 farmers in over forty states through direct marketing programs. The success of Landec Ag comes, in part, from its expertise in selling directly to the farmer, bypassing the traditional and costly farmer-dealer system. The Company believes that this direct channel of distribution provides a 35% cost advantage to its customers.

In order to support its direct marketing programs, Landec Ag has developed a proprietary e-commerce direct marketing, and consultative selling information technology, called "eDC", that enables state-of-the-art methods for communicating with a broad array of farmers. This proprietary direct marketing information technology includes a current database of over 95,000 farmers. In August 1999, the Company launched the seed industry's first comprehensive e-commerce website. This website furthers the Company's ability to provide a high level of consultation to Landec Ag customers, backed by a six day a week call center capability that enables the Company to use the internet as a natural extension of its direct marketing strategy.

The acquisition of Fielder's Choice in 1997 by Landec Ag was strategic in providing a cost-effective vehicle for marketing Intellicoat seed coating products. The Company believes that the combination of coating technology and a direct channel of distribution, telephonic and electronic commerce capabilities will enable Landec Ag to more quickly achieve meaningful market penetration.

Technology Licensing/Research and Development Businesses

The Company believes its technology has commercial potential in a wide range of industrial, consumer and medical applications beyond those identified in its core businesses. For example, Landec's core patented technology Intelimer materials, can be used to trigger release of small molecule drugs, catalysts, pesticides or fragrances just by changing the temperature of the Intelimer materials or to activate adhesives through controlled temperature change. In order to exploit these opportunities, the Company has entered into or will enter into licensing and collaborative corporate agreements for product development and/or distribution in certain fields.

Industrial Materials and Adhesives

Landec's industrial products development strategy is to focus on coatings, catalysts, resins, additives and adhesives in the polymer materials market. During the product development stage, the Company identifies corporate partners to support the ongoing development and testing of these products, with the ultimate goal of licensing the applications at the appropriate time.

Intelimer Polymer Systems. Landec has developed latent catalysts useful in extending pot-life, extending shelf-life, reducing waste and improving thermoset cure methods. Some of these latent catalysts are currently being distributed by Akzo-Nobel Chemicals B.V. The Company has also developed Intelimer polymer materials useful in enhancing the formulating options for various personal care products. Landec's pressure sensitive adhesives ("PSA") technology is currently being evaluated in a variety of industrial and medical applications where strong adhesion to a substrate (i.e. steel, glass, silicon, skin, etc.) is desired for a defined time period and upon thermal triggering, results in a significant peel strength reduction. For example, select PSA systems exhibit greater than 90% reduction in peel strength upon warming, making them ideal for applications on fragile substrates.

UCB Chemicals Corporation. On April 10, 2000, the Company entered into a research and development agreement with UCB Chemicals Corporation ("UCB"), an operating entity of UCB S.A., a major pharmaceutical and chemical company located in Belgium. UCB's chemical business is a major supplier of radiation curing and powder coating resins. Under this agreement, the Company explored polymer systems for evaluation in several industrial product applications. Based on the success of this initial research and development collaboration, in December 2001, the Company entered into a $2.5 million license and research and development agreement with UCB. This agreement had a term of one year through December 2002 and was for the exclusive rights to use the Company's Intelimer materials technology in the fields of powder coatings worldwide and pressure sensitive adhesives worldwide, except Asia.

Medical Applications

PORT™ Ophthalmic Devices. Landec developed the PORT (Punctal Occluder for the Retention of Tears) ophthalmic device initially to address a common, yet poorly diagnosed condition known as dry eye that is estimated to affect 30 million Americans annually. The device consists of a physician-applied applicator containing solid Intelimer material that transforms into a flowable, viscous state when heated slightly above body temperature. After inserting the Intelimer material into the lacrimal drainage duct, it quickly solidifies into a form-fitting, solid plug. Occlusion of the lacrimal drainage duct allows the patient to retain tear fluid and thereby provides relief and therapy to the dry eye patient.

The PORT product is currently in human clinical trials. Landec and its partner Alcon believe that PORT plugs, if approved by the FDA, will have additional ophthalmic applications beyond the dry eye market. This would include applications for people who cannot wear contact lenses due to limited tear fluid retention and patients receiving therapeutic drugs via eye drops that require longer retention in the eye.

In December 1997, Landec licensed the rights to worldwide manufacturing, marketing and distribution of its PORT ophthalmic device to Alcon. Under the terms of the transaction, Landec received an up-front cash payment of $500,000, a $750,000 milestone payment in November 1998, research and development funding and will receive ongoing royalties of 11.5% on product sales of each PORT device through 2012. Any fees paid to the Company are non-refundable. Landec will continue to provide development support on a contract basis through the FDA approval process and product launch. Landec also provides the Intelimer polymer to Alcon which is used in the PORT device.

Medical Device. On April 18, 2002, Landec entered into an exclusive licensing and one year research and development collaboration with a large medical device company. Upfront payments totaled $420,000 with total potential payments, which are based on certain milestones being met, of $1.35 million. In addition, royalties of 8% will be paid on future product sales.

Discontinued Operations

Dock Resins. In April 1997, the Company acquired Dock Resins, a privately-held manufacturer and marketer of specialty acrylic and other polymers based in Linden, New Jersey. Dock Resins sells products under the Doresco® trademark which are used by more than 300 customers throughout the United States and other countries in the coatings, printing inks, laminating and adhesives markets. Dock Resins is a supplier of proprietary polymers including acrylic, methacrylic, alkyd, polyester, urethane and polyamide polymers to film converters engaged in hot stamping, decorative wood grain, automotive interiors, holograms, and metal foil applications. Dock Resins also supplies products to a number of other markets, such as, graphic arts, automotive refinishing, construction, pressure-sensitive adhesives, paper coatings, caulks, concrete curing compounds and sealers.

In October 2002, the Company sold Dock Resins for $14.5 million ($10.2 million net of debt not assumed and before expenses) in order to strengthen its balance sheet and focus management's attention on our core food and agricultural technology businesses. In accordance with the Stock Purchase Agreement, $1.35 million of the sales price was placed into an escrow fund to satisfy any breaches of representations and warranties made by the Company. The escrow funds are to be released on January 31, 2004.

The Company recorded a loss on the sale of $4.2 million, of which $2.5 million was recorded in fiscal year 2001 and $1.7 million was recorded in the fourth quarter of fiscal year 2002 upon the close of the sale. The loss was comprised of a loss on the disposal of Dock Resins of $3.3 million, transaction costs and certain costs directly related to the sale, including consulting fees and professional fees, of $1.2 million less $300,000 of operating income from the measurement date of October 18, 2001 to the disposal date of October 24, 2002.

As a result of the sale of Dock Resins, the financial results of Dock Resins have been reclassified to discontinued operations for all applicable periods. Unless otherwise specified, the information and descriptions provided in this report relate only to the continuing operations of the Company.

Sales and Marketing

Each of the Company's core businesses are supported by dedicated sales and marketing resources. The Company intends to develop its internal sales capacity as more products progress toward commercialization and as business volume expands geographically. During the seven months ended May 25, 2003, sales to the Company's top five customers accounted for approximately 32% of its revenues, with the top customers, Wal-Mart Stores Inc., accounting for approximately 12% and Costco Wholesale Corp., accounting for approximately 11% of the Company's revenues.

Food Products Technology Business

Apio has 16 sales people, located in central California and throughout the U.S., supporting both the traditional produce marketing business and the specialty packaged value-added produce business.

Agricultural Seed Technology Business

Landec Ag utilizes 33 seed sales consultants and associates located in Monticello, Indiana for its direct marketing of Fielders Choice Direct seed corn and Intellicoat coated products. Customer contacts are made based on direct responses and inquiries from customers.

Manufacturing and Processing

Landec intends to control the manufacturing of its own products whenever possible, as it believes that there is considerable manufacturing margin opportunity in its products. In addition, the Company believes that know-how and trade secrets can be better maintained by Landec retaining manufacturing capability in-house.

Food Products Technology Business

The manufacturing process for the Company's proprietary Intelimer packaging products is comprised of polymer manufacturing, membrane manufacturing and label package conversion. Dock Resins currently manufactures virtually all of the polymers for the Intelimer packaging and the Company anticipates that it will continue to do so in the foreseeable future. Select outside contractors currently manufacture the breathable membranes and Landec has recently transitioned most of the label package conversion to Apio's Guadalupe facility to meet the increasing product demand and to provide additional developmental capabilities.

Apio processes all of its fresh-cut value-added products in its state-of-the-art processing facility located in Guadalupe, California. Cooling of produce is done through third parties and Apio Cooling, a separate company in which Apio has a 60% ownership interest and is the general partner.

Agricultural Seed Technology Business

The Company performs its batch coating operations in a leased facility in Oxford, Indiana. This facility is being used to coat other seed companies' inbred seed corn using the Company's Pollinator Plus corn seed coatings.

The Company has a pilot manufacturing facility in Indiana to support the commercialization of its Early Plant hybrid seed corn and for its Relay Intercropping System for wheat/coated soybean products. This facility utilizes a new continuous coating process that has increased seed coating capabilities by tenfold compared to the previous system using batch coaters. Landec Ag contracts for production of its hybrid seed corn from established seed producers.

General

Many of the raw materials used in manufacturing certain of the Company's products are currently purchased from a single source, including certain monomers used to synthesize Intelimer polymers and substrate materials for the Company's breathable membranes. In addition, a large majority of the hybrid corn varieties sold by Landec Ag are sourced from a single seed producer. Upon manufacturing scale-up of seed coating operations and as hybrid corn sales increase, the Company may enter into alternative supply arrangements. Although to date the Company has not experienced difficulty acquiring materials for the manufacture of its products nor has Landec Ag experienced difficulty in acquiring hybrid corn varieties, no assurance can be given that interruptions in supplies will not occur in the future, that the Company will be able to obtain substitute vendors, or that the Company will be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Any such interruption of supply could have a material adverse effect on the Company's ability to manufacture and distribute its products and, consequently, could materially and adversely affect the Company's business, operating results and financial condition.

The Company desires to maintain an externally audited quality system and has achieved ISO 9001 registration for the Menlo Park research and development site and manufacturing site. Such registration is required in order for the Company to sell product to certain potential customers, primarily in Europe.

Research and Development

Landec is focusing its research and development resources on both existing and new applications of its Intelimer technology. Expenditures for research and development for the seven month period ended May 25, 2003, for the fiscal year ended October 27, 2002, for the fiscal year ended October 28, 2001 and for the fiscal year ended October 29, 2000 were $2.4 million, $3.7 million, $3.3 million and $3.4 million, respectively. Research and development expenditures funded by corporate partners were $392,000 for the seven month period ended May 25, 2003, $975,000 in the fiscal year ended October 27, 2002, $473,000 in the fiscal year ended October 28, 2001 and $539,000 in the fiscal year ended October 29, 2000. The Company may continue to seek funds for applied materials research programs from U.S. government agencies as well as from commercial entities. The Company anticipates that it will continue to have significant research and development expenditures in order to maintain its competitive position with a continuing flow of innovative, high-quality products and services. As of May 25, 2003, Landec had 26 employees, including 5 with Ph.D.'s, engaged in research and development with experience in polymer and analytical chemistry, product application, product formulation, mechanical and chemical engineering.

Competition

The Company operates in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food packaging and agricultural companies is intense. In addition, the nature of the Company's collaborative arrangements and its technology licensing business may result in its corporate partners and licensees becoming competitors of the Company. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company, and many have substantially greater experience in conducting field trials, obtaining regulatory approvals and manufacturing and marketing commercial products. There can be no assurance that these competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by the Company or that would render the Company's technology and products obsolete and non-competitive.

Patents and Proprietary Rights

The Company's success depends in large part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The Company has been granted twenty-five U.S. patents with expiration dates ranging from 2006 to 2020 and has filed applications for additional U.S. patents, as well as certain corresponding patent applications outside the United States, relating to the Company's technology. The Company's issued patents include claims relating to compositions, devices and use of a class of temperature sensitive polymers that exhibit distinctive properties of permeability, adhesion and viscosity. There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business, operating results and financial condition.

The commercial success of the Company will also depend, in part, on its ability to avoid infringing patents issued to others. The Company has received, and may in the future receive, from third parties, including some of its competitors, notices claiming that it is infringing third party patents or other proprietary rights. If the Company were determined to be infringing any third-party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or cease certain activities. In addition, if patents are issued to others which contain claims that compete or conflict with those of the Company and such competing or conflicting claims are ultimately determined to be valid, the Company may be required to pay damages, to obtain licenses to these patents, to develop or obtain alternative technology or to cease using such technology. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company's failure to obtain a license to any technology that it may require to commercialize its products could have a material adverse impact on the Company's business, operating results and financial condition.

Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceeding, regardless of outcome, could be expensive and time consuming and could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology and consequently, could have a material adverse effect on the Company's business, operating results and financial condition.

In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which the Company seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Government Regulations

The Company's products and operations are subject to regulation in the United States and foreign countries.

Food Products Technology Business

The Company's food packaging products are subject to regulation under the Food, Drug and Cosmetic Act ("FDC Act"). Under the FDC Act any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe. Food additives may be substances added directly to food, such as preservatives, or substances that could indirectly become a component of food, such as waxes, adhesives and packaging materials.

A food additive, whether direct or indirect, must be covered by a specific food additive regulation issued by the FDA. The Company believes its proprietary Intelimer packaging technology products are not subject to regulation as food additives because these products are not expected to become a component of food under their expected conditions of use. If the FDA were to determine that the Company's Intelimer packaging technology products are food additives, the Company may be required to submit a food additive petition. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on the Company's business, operating results and financial condition.

The Company's agricultural operations are subject to a variety of environmental laws including the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural operations, including those conducted by the Company, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, and further restrictions on the use of manufacturing chemicals could result in increased compliance costs.

The Company is subject to the United States Department of Agriculture ("USDA") rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, suspensions or withdrawal of regulatory approvals, product recalls, product seizures, including cessation of manufacturing and sales, operating restrictions and criminal prosecution.

Agricultural Seed Technology Business

The Company's agricultural products are subject to regulations of the USDA and the EPA. The Company believes its current Intellicoat seed coatings are not pesticides as defined in the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") and are not subject to pesticide regulation requirements. The process of meeting pesticide registration requirements is lengthy, expensive and uncertain, and may require additional studies by the Company. There can be no assurance that future products will not be regulated as pesticides. In addition, the Company believes that its Intellicoat seed coatings will not become a component of the agricultural products which are produced from the seeds to which the coatings are applied and therefore are not subject to regulation by the FDA as a food additive. While the Company believes that it will be able to obtain approval from such agencies to distribute its products, there can be no assurance that the Company will obtain necessary approvals without substantial expense or delay, if at all.

Polymer Manufacture

The Company's manufacture of polymers is subject to regulation by the EPA under the Toxic Substances Control Act ("TSCA"). Pursuant to TSCA, manufacturers of new chemical substances are required to provide a Pre-Manufacturing Notice ("PMN") prior to manufacturing the new chemical substance. After review of the PMN, the EPA may require more extensive testing to establish the safety of the chemical, or limit or prohibit the manufacture or use of the chemical. To date, PMNs submitted by the Company have been approved by the EPA without any additional testing requirements or limitation on manufacturing or use. No assurance can be given that the EPA will grant similar approval for future PMNs submitted by the Company.

Other

The Company and its products under development may also be subject to other federal, state and local laws, regulations and recommendations. Although Landec believes that it will be able to comply with all applicable regulations regarding the manufacture and sale of its products and polymer materials, such regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. There can be no assurance that future changes in regulations or interpretations made by the FDA, EPA or other regulatory bodies, with possible retroactive effect, relating to such matters as safe working conditions, laboratory and manufacturing practices, environmental controls, fire hazard control, and disposal of hazardous or potentially hazardous substances will not adversely affect the Company's business. There can also be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business. Furthermore, the introduction of the Company's products in foreign markets may require obtaining foreign regulatory clearances. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in such foreign markets.

Employees

As of May 25, 2003, Landec had 191 full-time employees, of whom 58 were dedicated to research, development, manufacturing, quality control and regulatory affairs and 133 were dedicated to sales, marketing and administrative activities. Landec intends to recruit additional personnel in connection with the development, manufacturing and marketing of its products. None of Landec's employees is represented by a union, and Landec believes relationships with its employees are good.

Available Information

Landec's Web site is http://www.landec.com. Landec makes available free of charge its annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. Information contained on our website is not part of this Report.

Item 2. ***Properties***

The Company owns or leases properties in Menlo Park and Guadalupe, California, and West Lebanon, Oxford and Monticello, Indiana.

These properties are described below:

Location	Business Segment	Ownership	Facilities	Acres of Land	Lease Expiration
Menlo Park, CA	All	Leased	21,000 square feet of office and laboratory space	—	12/31/03
Monticello, IN	Agricultural Seed Technology	Owned	19,400 square feet of office space	0.5	—
West Lebanon, IN	Agricultural Seed Technology	Owned	4,000 square feet of warehouse and manufacturing space	—	—
Oxford, IN	Agricultural Seed Technology	Leased	13,400 square feet of laboratory and manufacturing space	—	6/30/05
Guadalupe, CA	Food Products Technology	Owned	94,000 square feet of office space, manufacturing and cold storage	11.6	—

There are bank liens encumbering all of the Company's owned land and buildings.

Item 3. ***Legal Proceedings***

The Company is currently not a party to any material legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of security holders since the end of the Company's second fiscal quarter ended April 27, 2003.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

The Common Stock is traded on the Nasdaq National Market under the symbol "LNDC". The following table sets forth for each period indicated the high and low sales prices for the Common Stock as reported on the Nasdaq National Market.

Seven Months Ended May 25, 2003	High	Low
One month ending May 25, 2003	$3.13	$2.36
2nd Quarter ending April 27, 2003	$3.01	$2.25
1st Quarter ending January 26, 2003	$2.99	$1.54

Fiscal Year Ended October 27, 2002	High	Low
4th Quarter ending October 27, 2002	$3.64	$1.51
3rd Quarter ending July 28, 2002	$4.40	$3.00
2nd Quarter ending April 28, 2002	$4.24	$3.30
1st Quarter ending January 27, 2002	$5.70	$2.81

There were approximately 119 holders of record of 21,205,015 shares of outstanding Common Stock as of August 1, 2003. Since certain holders are listed under their brokerage firm's names, the actual number of shareholders is higher. The Company has not paid any dividends on the Common Stock since its inception. The Company presently intends to retain all future earnings, if any, for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

Item 6. ***Selected Financial Data***

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the information contained in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained in Item 8 of this report.

	Seven Months Ended		Year Ended				
	May 25, 2003	June 2, 2002	October 27, 2002	October 28, 2001	October 29, 2000	October 31, 1999	October 31, 1998
		(Unaudited)	(in thousands, except per share data)				
Statement of Operations Data:							
Revenues:							
Product sales	$ 98,689	$ 96,513	$152,958	$141,314	$129,457	$19,926	$16,244
Services revenue	11,348	14,101	23,312	43,346	64,911	—	—
Services revenue, related party	1,436	1,781	3,515	5,083	1,898	—	—
License fees	357	1,274	2,330	374	374	750	500
Research, development and royalty revenues	429	402	1,040	529	586	770	1,352
Total revenues	112,259	114,071	183,155	190,646	197,226	21,446	18,096
Cost of revenue:							
Cost of product sales	82,339	80,680	131,352	122,081	110,594	12,016	10,119
Cost of services revenue	9,216	12,505	20,463	40,751	56,621	—	—
Total cost of revenue	91,555	93,185	151,815	162,832	167,215	12,016	10,119
Gross profit	20,704	20,886	31,340	27,814	30,011	9,430	7,977
Operating costs and expenses:							
Research and development	2,380	2,094	3,664	3,270	3,444	4,653	4,643
Selling, general and administrative	14,923	16,217	26,418	27,398	26,927	8,523	8,260
Exit of domestic commodity vegetable business	1,095	—	—	—	—	—	—
Exit of fruit processing business	—	—	—	—	525	—	—
Total operating costs and expenses	18,398	18,311	30,082	30,668	30,896	13,176	12,903
Operating profit (loss)	2,306	2,575	1,258	(2,854)	(885)	(3,746)	(4,926)
Interest income	144	177	247	617	873	290	705
Interest expense	(642)	(1,097)	(1,551)	(2,789)	(2,083)	—	(79)
Other income/(expense), net	(17)	(153)	247	188	25	—	—
Income (loss) from continuing operations	1,791	1,502	201	(4,838)	(2,070)	(3,456)	(4,300)
Discontinued Operations:							
(Loss) income from discontinued operations	—	—	—	(537)	(14)	687	1,410
Loss on disposal of operations	—	—	(1,688)	(2,500)	—	—	—
(Loss) income from discontinued operations	—	—	(1,688)	(3,037)	(14)	687	1,410
Net income (loss) before cumulative effect of change in accounting	1,791	1,502	(1,487)	(7,875)	(2,084)	(2,769)	(2,890)
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	(1,914)	—	—
Net income (loss)	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)	$ (3,998)	$(2,769)	$(2,890)

	Seven Months Ended		Year Ended				
	May 25, 2003	June 2, 2002	October 27, 2002	October 28, 2001	October 29, 2000	October 31, 1999	October 31, 1998
		(Unaudited)	(in thousands, except per share data)				
Net income (loss)	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)	$ (3,998)	$(2,769)	$(2,890)
Dividends on Series B preferred stock	(219)	(202)	(412)	—	—	—	—
Net income (loss) applicable to common shareholders	$ 1,572	$ 1,300	$ (1,899)	$ (7,875)	$ (3,998)	$(2,769)	$(2,890)
Basic net income (loss) per share:							
Continuing operations	$ .08	$ .07	$ (.01)	$ (.29)	$ (.13)	$ (.26)	$ (.34)
Discontinued operations	—	—	(.09)	(.19)	—	.05	.11
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	(.12)	—	—
Basic net income (loss) per share	$ .08	$ .07	$ (.10)	$ (.48)	$ (.25)	$ (.21)	$ (.23)
Diluted net income (loss) per share:							
Continuing operations	$ .07	$ .06	$ (.01)	$ (.29)	$ (.13)	$ (.26)	$ (.34)
Discontinued operations	—	—	(.09)	(.19)	—	.05	.11
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	(.12)	—	—
Diluted net income (loss) per share	$ .07	$ .06	$ (.10)	$ (.48)	$ (.25)	$ (.21)	$ (.23)
Pro forma amounts assuming the change in accounting for upfront license fee revenue is applied retroactively:							
Net income (loss) applicable to common shareholders	$ 1,572	$ 1,300	$ (1,899)	$ (7,875)	$ (2,084)	$(3,145)	$(3,070)
Basic net income (loss) per share	$ .08	$ .07	$ (.10)	$ (.48)	$ (.13)	$ (.24)	$ (.24)
Diluted net income (loss) per share	$ .07	$ .06	$ (.10)	$ (.48)	$ (.13)	$ (.24)	$ (.24)
Shares used in per share computation:							
Basic	20,948	17,777	18,172	16,371	15,796	13,273	12,773
Diluted	22,626	21,082	18,172	16,371	15,796	13,273	12,773

	May 25, 2003	October 27, 2002	October 28, 2001	October 29, 2000	October 31, 1999	October 31, 1998
			(in thousands)			
Balance Sheet Data:						
Cash and cash equivalents	$ 3,699	$ 7,849	$ 8,695	$ 8,636	$ 2,399	$ 5,377
Total assets	96,887	107,803	120,122	128,165	36,097	38,075
Debt	13,494	17,543	33,416	26,350	—	—
Convertible preferred stock	5,531	14,461	14,049	9,149	—	—
Accumulated deficit	(57,728)	(59,300)	(57,401)	(49,526)	(45,528)	(42,756)
Total shareholders' equity	57,903	55,963	49,839	52,178	31,761	33,688

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements contained in Item 8 of this report. Except for the historical information contained herein, the matters discussed in this report are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, those mentioned in this report and, in particular, the factors described below under "Additional Factors That May Affect Future Results." Landec undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may arise after the date of this report.

Overview

Since its inception in October 1986, the Company has been engaged in the research and development of its Intelimer technology and related products. The Company has launched four product lines from this core development—QuickCast™ splints and casts, in April 1994, which was subsequently sold to Bissell Healthcare Corporation in August 1997; Intelimer packaging technology for the fresh-cut and whole produce packaging market, in September 1995; Intelimer Polymer Systems for the industrial specialties market in June 1997; and Intellicoat coated inbred corn seeds in the Fall of 1999.

With the acquisition of Apio in December 1999 and Landec Ag in September 1997, the Company is focused on two core businesses—Food Products Technology and Agricultural Seed Technology. The Food Products Technology segment combines the Company's Intelimer packaging technology with Apio's fresh-cut produce business. The Agricultural Seed Technology segment integrates the Intellicoat seed coating technology with Landec Ag's direct marketing, telephone sales and e-commerce distribution capabilities. The Company also operates a Technology Licensing/Research and Development business which develops products to be licensed outside of the Company's core businesses. See "Business—Description of Core Business".

The Company has been unprofitable during each fiscal year since its inception. From inception through May 25, 2003, the Company's accumulated deficit was $57.7 million. The Company may incur additional losses in the future. The amount of future net profits, if any, is highly uncertain and there can be no assurance that the Company will be able to reach or sustain profitability for an entire fiscal year.

Critical Accounting Policies and Use of Estimates

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. The judgements and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.

Notes and Advances Receivables

Apio has made advances to fruit growers for the development of orchards, and to produce growers for crop and harvesting costs. Typically, except for development advances, these advances are paid off within the growing season (less than one year) from harvested crops. Development advances and advances not fully paid during the current growing season are converted to interest bearing obligations, evidenced by contracts and notes receivable. These notes receivable and advances are secured by perfected liens on land and/or crops and have terms that range from twelve to sixty months. Notes receivable are periodically reviewed (at least quarterly) for collectibility. A reserve is established for any note or advance deemed to not be fully collectible based upon an estimate of the crop value or the fair value of the security for the note or advance. If crop prices or the fair value of the underlying security declines the Company may be unable to fully recoup its note or advance receivable and the estimated losses would rise in the current period, potentially to the extent of the total note or advance receivable.

Investments in Farming Activities

Investments in farming activities consist of cash advances to growers for expenses to be incurred during the growing season, in exchange for a percentage ownership in the proceeds of the crops. Net income or loss is generally recognized on these investments based on the Company's percentage ownership of the net proceeds of the crops as fields are harvested and proceeds are settled. These investments are periodically reviewed for impairment (at least quarterly). Additionally, certain farming agreements contain provisions wherein the Company bears the risk of loss if the net proceeds from the crops are not sufficient to cover the expense incurred. If crop prices decline the Company may be unable to fully recoup its investment and the estimated losses would rise in the current period, potentially to the extent of the total investment.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt losses are partially mitigated due to low risks related to the fact that the Company's customers are predominantly large financially sound national and regional retailers and because the Company carries foreign credit insurance to cover a portion of its foreign receivables exposure.

Inventories

Inventories are stated at the lower of cost or market. If the cost of the inventories exceeds their expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on specific identification for unuseable inventory and a general reserve, based on historical losses, for inventory considered to be useable.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns, and discounts. If actual future returns and allowances differ from past experience, additional allowances may be required.

Licensing revenue is recognized in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101). Initial license fees are deferred and amortized over the period of the agreement to revenue when a contract exists, the fee is fixed and determinable, and collectibility is reasonably assured. Noncancellable, nonrefundable license fees are recognized over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement.

Prior to November 1, 1999, the Company recognized noncancellable, nonrefundable license fees as revenue when received and when all significant contractual obligations of the Company relating to the fees had been met. Effective November 1, 1999, the Company changed its method of accounting for noncancellable, nonrefundable license fees to recognize such fees over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement. The Company believes the change in accounting principle is preferable based on guidance provided in SAB 101. The $1.9 million cumulative effect of the change in accounting principle, calculated as of November 1, 1999, was reported as a charge in the year ended October 29, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the research and development period or supply period commitment of the agreement. During the year ended October 29, 2000 the impact of the change in accounting was to increase net loss by approximately $1.5 million, or $0.10 per share, comprised of the $1.9 million cumulative effect of the change as described above ($0.12 per share), net of $374,000 of the related deferred revenue which was recognized as "recycled" revenue during 2000 ($0.02 per share). During the seven months ended May 25, 2003, and for fiscal years ended October 27, 2002 and October 28, 2001, $51,000, $302,000 and $374,000, respectively, of the related deferred revenue was recognized as "recycled" revenue. The remainder of the related deferred revenue will be recognized as revenue per fiscal year as follows: $88,000 in 2004 - 2012, and $21,000 in 2013. The pro forma amounts presented in the consolidated statement of operations were calculated assuming the accounting change was made retroactive to prior periods.

Contract revenue for research and development (R&D) is recorded as earned, based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by the Company, are recognized on the earlier of when the payments are received or when collection is assured.

Goodwill and Other Intangible Asset Impairment

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective October 29, 2001 and is required to evaluate its goodwill and indefinite lived intangible assets for impairment annually. This evaluation incorporates a variety of estimates including the fair value of the Company's operating segments. If the carrying value of an operating segment's assets exceeds the estimated fair value, the Company would likely be required to record an impairment loss, possibly for the entire carrying balance of goodwill and intangible assets. To date no impairment losses have been incurred.

Recent Accounting Pronouncements

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to any exit or disposal activities that are initiated after December 31, 2002.

Adoption of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others"

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The recognition provisions of FIN 45 will be applied prospectively to any guarantees issued after December 31, 2002. The Company adopted the disclosure provisions of FIN 45 during the first quarter of fiscal 2003. The adoption of FIN 45 did not have an impact on the Company's results of operations or financial position.

Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect the adoption of EITF Issue No. 00-21 to have a material effect on its results of operations or financial position.

Adoption of SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure"

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The Company adopted the disclosure requirements of SFAS No. 148 in fiscal year 2003.

Accounting for Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 in fiscal year 2003 did not have an impact on the Company's results of operations or financial position.

Accounting for Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. At May 25, 2003, the Company has no derivative financial instruments and does not expect the adoption of SFAS No. 149 to have a material effect on its result of operation or financial condition.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, to be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to Company's existing financial instruments effective September 1, 2003, the beginning of the first fiscal period after May 25, 2003. The Company does not expect the adoption of SFAS No. 150 to have a material effect on its financial positions or results of operations.

Results of Operations

The Company's results of operations reflect only the continuing operations of the Company and do not include the results of the discontinued Dock Resins operation.

Seven Months Ended May 25, 2003 Compared to Seven Months Ended June 2, 2002 (unaudited)

Total revenues for the seven months ended May 25, 2003 were $112.3 million compared to $114.1 million during the same period in 2002. Revenues from product sales and services for the seven months ended May 25, 2003 decreased to $111.5 million from $112.4 million during the same period of fiscal year 2002 due primarily to decreased revenues in (1) Apio's "fee-for-service" commodity business which decreased to $12.8 million during the seven months ended May 25, 2003 compared to $15.9 million in revenues during the same period of fiscal year 2002 as a result of the Company focusing on its value added business, (2) Apio's export business which decreased to $17.9 million during the seven months ended May 25, 2003 compared to $21.6 million during the same period of fiscal year 2002 as a result of decreased sales of broccoli and fruit to Asia and (3) Apio's banana business which decreased to $1.7 million during the seven months ended May 25, 2003 compared to $3.1 million for the same period of fiscal year 2002 as a result of reduced retail sales as the Company prepares for its upcoming market trials. These decreases in revenue were partially offset by increased revenues in Apio's value added fresh-cut and whole vegetable produce business which increased to $54.3 million during the seven months ended May 25, 2003 from $47.1 million in the same period of fiscal year 2002 as a result of increased product offerings, increased sales to existing customers and the addition of new customers. In addition, Landec Ag revenues increased to $21.0 million during the seven months ended May 25, 2003 from $19.5 million in the same period of fiscal year 2002 due to a change in product mix to higher revenue products. Revenues from license fees decreased to $357,000 for the seven months ended May 25, 2003 from $1.3 million for the same period of fiscal year 2002 due primarily to a decrease in revenues from the $2.0 million licensing agreement with UCB Chemicals Corporation entered into in December 2001 which was recognized ratably over a 12-month period through December 2002. Revenues from research and development funding for the seven month period ended May 25, 2003 increased to $429,000 from $402,000 during the same period of fiscal year 2002.

Cost of product sales and services consists of material, labor and overhead. Cost of product sales and services was $91.6 million for the seven month period ended May 25, 2003 compared to $93.2 million for the same period of fiscal year 2002. Gross profit from product sales and services as a percentage of revenue from product sales and services increased to 18% during the seven months ended May 25, 2003 from 17% during the same period of fiscal year 2002. The increase in gross margins during the seven month period ended May 25, 2003 compared to the same period of fiscal year

2002 was due to higher margins in Apio's value added vegetable business. Excluding the impact from farming activities, gross margins from product sales and services for the seven months ended May 25, 2003 would have been 19% compared to 16% during the same period of fiscal year 2002. During the seven months ended May 25, 2003, the Company realized losses from farming activities associated with its commodity business of $1.1 million compared to income from farming activities of $926,000 during the same period of fiscal year 2002. Overall gross profit was virtually flat at $20.7 million for the seven month period ended May 25, 2003 compared to $20.9 million for the same period of fiscal year 2002.

Research and development expenses increased to $2.4 million for the seven month period ended May 25, 2003 compared to $2.1 million during the same period of fiscal year 2002, an increase of 14%. Landec's research and development expenses consist primarily of expenses involved in the development of, process scale-up of, and efforts to protect intellectual property content of Landec's enabling side chain crystallizable polymer technology. The increases in research and development expenses during the seven months ended May 25, 2003 compared to the same period of fiscal year 2002 was primarily due to efforts being spent to develop the Company's banana and seed technologies.

Selling, general and administrative expenses were $14.9 million for the seven month period ended May 25, 2003 compared to $16.2 million for the same period of fiscal year 2002, a decrease of 8%. Selling, general and administrative expenses consist primarily of sales and marketing expenses associated with Landec's product sales and services, business development expenses, and staff and administrative expenses. The decrease in selling, general and administrative expenses during the seven months ended May 25, 2003 compared to the same period of fiscal year 2002 is primarily due to a decrease in selling, general and administrative expenses at Apio resulting from its cost reduction efforts. For the seven months ended May 25, 2003 sales and marketing expenses decreased to $5.5 million from $6.0 million during the same period of fiscal year 2002.

Effective June 30, 2003, the Company sold certain assets related to its former domestic commodity vegetable business to Apio Fresh, LLC, in exchange for notes receivable, a long-term produce supply agreement for the Company's value-added specialty packaging business and a per carton royalty for use of Apio's brand names based on units sold by Apio Fresh, LLC. As a result of no longer being in the domestic commodity vegetable business, the Company recorded a $1.1 million charge at May 25, 2003, primarily for the writedown of inventories and notes receivable associated with the domestic commodity vegetable business.

Interest income for the seven-month period ended May 25, 2003 was $144,000 compared to $177,000 for the same period of fiscal year 2002. Interest expense for the seven-month period ended May 25, 2003 was $642,000 compared to $1.1 million for the same period of fiscal year 2002. The decrease in interest expense is due to using cash generated from operations, the sale of non-strategic assets and from past equity financings to pay down debt and thus lower interest expenses.

Fiscal Year Ended October 27, 2002 Compared to Fiscal Year Ended October 28, 2001

Total revenues were $183.2 million for fiscal year 2002, compared to $190.6 million for fiscal year 2001. Revenues from product sales and services decreased to $179.8 million in fiscal year 2002 from $189.7 million in fiscal year 2001. The decrease in product sales and service revenues was primarily due to decreased revenues from Apio's "fee for service" whole produce business, which decreased from $48.4 million in fiscal year 2001 to $26.8 million during fiscal year 2002. The decrease in the "fee-for-service" whole produce business is primarily due to the Company's decision during the third quarter of fiscal year 2001 to exit the cash, labor and equipment-intensive field harvesting and packing operations of its "fee-for-service" business, which resulted in decreased volumes during fiscal year 2002 as compared to fiscal year 2001. The decrease in Apio's "fee-for-service" revenue was partially offset by an increase in revenues from Apio's value-added specialty packaging business which increased to $84.0 million in fiscal year 2002 from $70.4 million in fiscal year 2001. In addition, revenues from

Landec Ag increased to $19.4 million in fiscal year 2002 from $16.2 million in fiscal year 2001. The increase in Landec Ag revenues was due to an increase in sales volume and a higher average selling price per unit. Revenues from research, development and royalties increased to $1.0 million in fiscal year 2002 compared to $529,000 for fiscal year 2001. Revenues from license fees increased to $2.3 million in fiscal year 2002 compared to $374,000 for fiscal year 2001. The increases in research, development, royalties and license fee revenues were due to the Company entering into new collaborations with UCB in December 2001 and with a major medical device company in April 2002.

Cost of product sales and services was $151.8 million for fiscal year 2002 compared to $162.8 million for fiscal year 2001. Gross profit from product sales and services as a percentage of revenue from product sales and services increased to 16% in fiscal year 2002 compared to 14% in fiscal year 2001. Overall gross profit increased to $31.3 million in fiscal year 2002 from $27.8 million in fiscal year 2001. This increase was primarily due to a $1.4 million gross profit increase at Landec Ag which increased its gross profit to $8.0 million in fiscal year 2002 from $6.6 million in fiscal year 2001. In addition, gross profit from Landec's licensing business increased $2.4 million to $3.1 million in fiscal year 2002 from $697,000 in fiscal year 2001. Apio's gross profit decreased slightly to $20.2 million in fiscal year 2002 from $20.5 million in fiscal year 2001. This decrease was due to several offsetting reasons; 1) in fiscal year 2002 Apio realized income from farming of $1.1 million compared to a loss of $2.0 million in fiscal year 2001, 2) higher crop sourcing costs of approximately $2.5 million during fiscal year 2002 as compared to fiscal year 2001 due to the unusually cold winter in the desert areas of California and Arizona, 3) lower volumes in the "fee-for-service" business during fiscal year 2002 as compared to fiscal year 2001 as a result of discontinuing the field harvesting and packing operations of the business in the third quarter of fiscal year 2001 resulting in a $1.3 million decrease in gross profit, and 4) losses of $400,000 from the initial launch of the banana packaging technology.

Research and development expenses increased to $3.7 million in fiscal year 2002 from $3.3 million in fiscal year 2001. The increase in research and development expenses was due to increased development costs associated with the Company's banana program.

Selling, general and administrative expenses were $26.4 million for fiscal year 2002 compared to $27.4 million for fiscal year 2001, a decrease of 4%. Selling, general and administrative expenses decreased during fiscal year 2002 as compared to fiscal year 2001 primarily due to intangible amortization expenses decreasing $2.6 million as a result of the adoption of SFAS 142. This decrease was partially offset by increased selling, general and administrative expenses at Apio as a result of expenses related to Apio's new ERP business operating system. Specifically, sales and marketing expenses decreased to $10.3 million for fiscal year 2002 from $10.9 million for fiscal year 2001.

Interest income for fiscal year 2002 was $247,000 compared to $617,000 for fiscal year 2001. This decrease in interest income was due principally to lower market interest rates and a lower interest-bearing notes receivable balance. Interest expense for fiscal year 2002 was $1.6 million compared to $2.8 million for fiscal year 2001. The decrease in interest expense was primarily due to having a lower average debt balance outstanding during fiscal year 2002 due to paying down debt by nearly $16.0 million during fiscal year 2002.

Fiscal Year Ended October 28, 2001 Compared to Fiscal Year Ended October 29, 2000

Total revenues were $190.6 million for fiscal year 2001, compared to $197.2 million for fiscal year 2000. Revenues from product sales and services decreased to $189.7 million in fiscal year 2001 from $196.3 million in fiscal year 2000. The decrease in product sales and service revenues was primarily due to decreased revenues from Apio's "fee for service" whole produce business, which decreased from $66.8 million in fiscal year 2000 to $48.4 million during fiscal year 2001. The decrease in the "fee-for-service" whole produce business is primarily due to the Company's decision during the third quarter of fiscal year 2001 to exit the cash, labor and equipment-intensive field harvesting and packing operations of its "fee-for-service" business, which resulted in decreased volumes during fiscal year 2001. The decrease in Apio's "fee-for-service" revenue was partially offset by an increase in revenues from Apio's value-added specialty packaging business which increased to $70.4 million in fiscal year 2001 from $56.1 million in fiscal year 2000 and the fact that Apio was included for a full year in fiscal year 2001 compared to only eleven months in fiscal year 2000. Revenues from research, development and royalties were $529,000 for fiscal year 2001 compared to $586,000 for fiscal year 2000. Revenues from license fees remained unchanged at $374,000 for fiscal years 2001 and 2000.

Cost of product sales and services was $162.8 million for fiscal year 2001 compared to $167.2 million for fiscal year 2000. Gross profit from product sales and services as a percentage of revenue from product sales and services remained unchanged at 14% in fiscal years 2000 and 2001. Overall gross profit decreased to $27.8 million in fiscal year 2001 from $30.0 million in fiscal year 2000. This decrease was primarily due to gross profit from Apio's "fee-for-service" business which decreased $2.5 million to $7.7 million in fiscal year 2001 compared to $10.2 million in fiscal year 2000. The decrease in Apio's gross profit was primarily due to 1) farming losses from the winter season produce sourcing, which increased to $2.0 million in fiscal year 2001 from $944,000 in fiscal year 2000; 2) higher crop sourcing costs during the first half of fiscal year 2001 as compared to fiscal year 2000 and; 3) lower volumes during the second half of fiscal year 2001 as compared to fiscal year 2000 as a result of discontinuing the field harvesting and packing operations of the business. Gross profit also decreased $565,000 at Landec Ag due to lower product sales in fiscal year 2001 compared to fiscal year 2000. These decreases in gross profit were partially offset by increased gross profit from Apio's value-added specialty packaging business which increased $2.8 million in fiscal year 2001 to $12.2 million as compared to $9.4 million in fiscal year 2000.

Research and development expenses remained virtually the same at $3.3 million in fiscal year 2001 and $3.4 million in fiscal year 2000.

Selling, general and administrative expenses were $27.4 million for fiscal year 2001 compared to $26.9 million for fiscal year 2000, an increase of 2%. Selling, general and administrative expenses increased during fiscal year 2001 as compared to fiscal year 2000 primarily as a result of increased expenses at Apio for general and administrative expenses due to including Apio for a full year in fiscal year 2001 compared to only eleven months in fiscal year 2000. This increase was offset by decreased sales and marketing expenses at Landec Ag from a February 2001 reduction in force. Specifically, sales and marketing expenses decreased to $10.9 million for fiscal year 2001 from $12.6 million for fiscal year 2000.

Interest income for fiscal year 2001 was $617,000 compared to $873,000 for fiscal year 2000. This decrease in interest income was due principally to less cash available for investing and lower market interest rates. Interest expense for fiscal year 2001 was $2.8 million compared to $2.1 million for fiscal year 2000. The increase in interest expense was primarily due to having a higher average debt balance outstanding during fiscal year 2001.

Liquidity and Capital Resources

As of May 25, 2003, the Company had cash and cash equivalents of $3.7 million, a net decrease of $4.1 million from $7.8 million at October 27, 2002. This decrease was primarily due to: (a) the purchase of $1.2 million of property, plant and equipment; (b) the reduction of net borrowings under the Company's lines of credit of $2.9 million; (c) the net reduction of long term debt of $1.2 million; and (d) acquisition costs related to earn-out provisions and payments thereon of $383,000; partially offset by net cash provided from operations of $2.0 million.

During the seven months ended May 25, 2003, Landec purchased vegetable processing equipment to support the development of Apio's value added products, and incurred capital expenditures to enhance Apio's new ERP business system and Landec Ag's propriety eDC™ system. These expenditures represented the majority of the $1.2 million of property and equipment purchased.

On October 31, 2002, Apio's loan agreement with Bank of America (the "Loan Agreement") was amended to extend the revolving line of credit through January 31, 2003 and to decrease the interest rate to prime plus 1.75% on an annual basis. The Loan Agreement was amended again in January 2003, February 2003, May 2003 and August 2003, resulting in the extension of the line of credit through September 1, 2003. On April 27, 2003, Apio was in technical violation of the minimum net worth covenant under the Loan Agreement. Subsequently, Bank of America provided a written waiver of this violation as of April 27, 2003. In August 2003, upon entering into a new line of credit with Wells Fargo, the Bank of America line of credit was paid off and subsequently terminated.

In August 2003, Apio entered into a new $12 million working capital line and a $3 million equipment line (the "Lines") with Wells Fargo Business Credit, Inc. ("Wells Fargo"). All amounts outstanding under Apio's Loan Agreement were paid off using the new Wells Fargo working capital line. The term of the Lines is three years expiring on July 31, 2006. The interest rate is initially calculated based on the prime rate plus 1%. The working capital line and the equipment line (the "Lines") contain restrictive covenants that require Apio to meet certain financial tests including minimum levels of net income, minimum debt coverage ratio, minimum net worth and maximum capital expenditures. The Lines limit the ability of Apio to make cash payments to Landec if certain conditions, as defined in the agreements, are not met. Landec has pledged substantially all of the assets of Apio to secure the Lines.

Landec Ag has a revolving line of credit which allows for borrowings of up to $7.5 million, based on Landec Ag's inventory levels. The interest rate on the revolving line of credit is the prime rate plus 0.50 or 4.5% on an annual basis. The line of credit contains certain restrictive covenants, which, among other things, affect the ability of Landec Ag to make payments on debt owed by Landec Ag to Landec. Landec has pledged substantially all of the assets of Landec Ag to secure the line of credit. At May 25, 2003, $1.0 million was outstanding under the revolving line of credit.

In October 2002, the Company sold its wholly owned subsidiary Dock Resins and received $9.4 million of cash, net of the repayment of $4.3 million of Dock Resin's debt. In January 2003, an additional $1.0 million in cash was received by Landec because of an increase in Dock Resins working capital as specified in the Stock Purchase Agreement.

At May 25, 2003, Landec's total debt, including current maturities and capital lease obligations, was $13.5 million and the total debt to equity ratio was 23% as compared to 31% at October 27, 2002. Of this debt, approximately $7.2 million was comprised of revolving lines of credit and approximately $6.3 million was comprised of term debt and capital lease obligations, $2.3 million of which is mortgage debt on Apio's manufacturing facilities. The amount of debt outstanding on Landec's revolving lines of credit fluctuates over time. Borrowings on Landec's lines of credit are expected to vary with seasonal requirements of the Company's businesses. In addition, in connection with Landec's acquisition of Apio, Landec has remaining obligations to pay the former owners of Apio $2.5 million, that will be paid in fiscal years 2004 and 2005, and which is recorded as long-term debt, and an additional $1.5 million, that will be paid in equal monthly installments through February 2004 and which is classified as a current liability.

The Company's material contractual obligations for the next five years and thereafter as of May 25, 2003, are as follows (in thousands):

Obligation	Total	Due in Fiscal Year Ended May 2004	2005	2006	2007	2008	Thereafter
Lines of Credit	$ 7,244	$ 7,244	$ —	$ —	$ —	$ —	$ —
Long-term Debt	5,274	1,452	1,556	288	136	133	1,709
Capital Leases	976	923	32	21	—	—	—
Operating Leases	633	497	69	45	22	—	—
Land Leases	197	126	50	21	—	—	—
Earn-Out Liability	1,502	1,502	—	—	—	—	—
Licensing Obligation	1,750	250	200	200	200	200	700
Purchase Commitments	1,220	1,220	—	—	—	—	—
Total	$18,796	$13,214	$1,907	$575	$358	$333	$2,409

Landec believes that its debt facilities, cash from operations, along with existing cash, cash equivalents and existing borrowing capacities will be sufficient to finance its operational and capital requirements through at least the next twelve months.

Landec's future capital requirements will depend on numerous factors, including the progress of its research and development programs; the development of commercial scale manufacturing capabilities; the development of marketing, sales and distribution capabilities; the ability of Landec to establish and maintain new collaborative and licensing arrangements; any decision to pursue additional acquisition opportunities; weather conditions that can affect the supply and price of produce, the timing and amount, if any, of payments received under licensing and research and development agreements; the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; the ability to comply with regulatory requirements; the emergence of competitive technology and market forces; the effectiveness of product commercialization activities and arrangements; and other factors. If Landec's currently available funds, together with the internally generated cash flow from operations are not sufficient to satisfy its capital needs, Landec would be required to seek additional funding through other arrangements with collaborative partners, additional bank borrowings and public or private sales of its securities. There can be no assurance that additional funds, if required, will be available to Landec on favorable terms if at all.

Additional Factors That May Affect Future Results

Landec desires to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and of Section 21E and Rule 3b-6 under the Securities Exchange Act of 1934. Specifically, Landec wishes to alert readers that the following important factors, as well as other factors including, without limitation, those described elsewhere in this report, could in the future affect, and in the past have affected, Landec's actual results and could cause Landec's results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of Landec. Landec assumes no obligation to update such forward-looking statements.

We Have a History of Losses Which May Continue

We have incurred net losses in each fiscal year, except for the current seven-month period ended May 25, 2003, since our inception. Our accumulated deficit as of May 25, 2003 totaled $57.7 million. We may incur additional losses in the future. The amount of future net profits, if any, is highly uncertain and we may never generate significant revenues or achieve profitability.

Our Substantial Indebtedness Could Limit Our Financial and Operating Flexibility

At May 25, 2003, our total debt, including current maturities and capital lease obligations, was approximately $13.5 million and the total debt to equity ratio was approximately 23%. Of this debt, approximately $7.2 million is comprised of revolving lines of credit and approximately $6.3 million is comprised of term debt and capital lease obligations. In August 2003, Apio entered into a new $12 million working capital line and a $3 million equipment line with Wells Fargo Business Credit, Inc. ("Wells Fargo"). All amounts outstanding under Apio's previous line of credit with Bank of America were paid off using the new Wells Fargo working capital line. The amount of debt outstanding under the Apio and Landec Ag lines of credit fluctuate over time, and the agreements contain restrictive covenants that require each company to meet certain financial tests including minimum levels of net income, minimum debt coverage ratio, minimum net worth and maximum capital expenditures. The Apio lines limit the ability of Apio to make cash payments to Landec if certain conditions, as defined in the agreements, are not met. Landec has pledged substantially all of the assets of Apio and Landec Ag to secure their bank debt. Of our non-revolving contractual obligations, approximately $6.0 million, $1.9 million and $575,000 become due over each of the next three fiscal years, respectively. This level of indebtedness limits our financial and operating flexibility in the following ways:

- a substantial portion of net cash flow from operations must be dedicated to debt service and will not be available for other purposes;
- our ability to obtain additional debt financing in the future for working capital is reduced;
- our ability to fund capital expenditures or acquisitions may be limited;
- our ability to react to changes in the industry and economic conditions generally may be limited.

In connection with the Apio acquisition, we may be obligated to make future payments to the former shareholders of Apio of up to $4.0 million for a performance based earn out and future supply of produce. Of this amount, $1.5 million relates to the earn out from fiscal year 2000 that is due to be paid in equal monthly installments through February 2004 and $2.5 million relates to payments to be made in January 2004 and 2005.

Our ability to service this indebtedness and these future payments will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. If we are unable to service this debt, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which might not be successful and which could substantially dilute the ownership interest of existing shareholders.

We Have Violated Restrictions in Our Loan Agreements and May Have to Pursue New Financings if We Are Unable to Comply with These Provisions in the Future

Apio is subject to various financial and operating covenants under its new line of credit facility (the "Credit Facility"), including minimum fixed charge coverage ratio, minimum adjusted net worth and minimum net income. The Credit Facility limits the ability of Apio to make cash payments to Landec. On April 27, 2003, Apio was in technical violation of the minimum net worth covenant under its previous line of credit with Bank of America. Subsequently, Bank of America provided a written waiver of this violation as of April 27, 2003. All amounts outstanding under the line of credit with Bank of America were paid off using the new line of credit with Wells Fargo. If we violate any obligations in the future we could trigger an event of default, which, if not cured or waived, would permit acceleration of our obligation to repay the indebtedness due under the Credit Facility. If the indebtedness due under the Credit Facility were accelerated, we would be forced to pursue one or more alternative strategies such as selling assets, seeking new debt financing from another lender or seeking additional equity capital, which might not be achievable or available on attractive terms, if at all, and which could substantially dilute the ownership interest of existing shareholders.

Our Future Operating Results Are Likely to Fluctuate Which May Cause Our Stock Price to Decline

In the past, our results of operations have fluctuated significantly from quarter to quarter and are expected to continue to fluctuate in the future. Historically, our direct marketer of hybrid corn seed, Landec Ag, has been the primary source of these fluctuations, as its revenues and profits are concentrated over a few months during the spring planting season (generally during our second quarter). In addition, Apio can be heavily affected by seasonal and weather factors which have impacted quarterly results, such as the high cost of sourcing product during the first quarter of fiscal year 2002 due to a shortage of essential value-added produce items which had to be purchased at inflated prices on the open market in December 2001 and January 2002. Our earnings may also fluctuate based on our ability to collect accounts receivables from customers and note receivables from growers. Our earnings from our Food Products Technology business are sensitive to price fluctuations in the fresh vegetables and fruits markets. Excess supplies can cause intense price competition. Other factors that affect our food and/or agricultural operations include:

- the seasonality of our supplies;
- our ability to process produce during critical harvest periods;
- the timing and effects of ripening;
- the degree of perishability;
- the effectiveness of worldwide distribution systems;
- total worldwide industry volumes;
- the seasonality of consumer demand;
- foreign currency fluctuations; and
- foreign importation restrictions and foreign political risks.

As a result of these and other factors, we expect to continue to experience fluctuations in quarterly operating results, and we may never reach or sustain profitability for an entire fiscal year.

We May Not Be Able to Achieve Acceptance of Our New Products in the Marketplace

Our success in generating significant sales of our products will depend in part on the ability of us and our partners and licensees to achieve market acceptance of our new products and technology. The extent to which, and rate at which, we achieve market acceptance and penetration of our current and future products is a function of many variables including, but not limited to:

- price;
- safety;
- efficacy;
- reliability;
- conversion costs;
- marketing and sales efforts; and
- general economic conditions affecting purchasing patterns.

We may not be able to develop and introduce new products and technologies in a timely manner or new products and technologies may not gain market acceptance. We are in the early stage of product commercialization of certain Intelimer-based breathable membrane, Intellicoat seed coating and other Intelimer polymer products and many of our potential products are in development. We believe that our future growth will depend in large part on our ability to develop and market new products in our target markets and in new markets. In particular, we expect that our ability to compete effectively with existing food products, agricultural, industrial and medical companies will depend substantially on successfully developing, commercializing, achieving market acceptance of and reducing the cost of producing our products. In addition, commercial applications of our temperature switch polymer technology are relatively new and evolving. Our failure to develop new products or the failure of our new products to achieve market acceptance would have a material adverse effect on our business, results of operations and financial condition.

We Face Strong Competition in the Marketplace

Competitors may succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by us or that would render our technology and products obsolete and non-competitive. We operate in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food products, agricultural, industrial and medical companies is expected to be intense. In addition, the nature of our collaborative arrangements may result in our corporate partners and licensees becoming our competitors. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than we do, and may have substantially greater experience in conducting clinical and field trials, obtaining regulatory approvals and manufacturing and marketing commercial products.

We Have a Concentration of Manufacturing in One Location for Apio and May Have to Depend on Third Parties to Manufacture Our Products

Any disruptions in our primary manufacturing operation would reduce our ability to sell our products and would have a material adverse effect on our financial results. Additionally, we may need to consider seeking collaborative arrangements with other companies to manufacture our products. If we become dependent upon third parties for the manufacture of our products, our profit margins and our ability to develop and deliver those products on a timely basis may be affected. Failures by third parties may impair our ability to deliver products on a timely basis and impair our competitive position. We may not be able to continue to successfully operate our manufacturing operations at acceptable costs, with acceptable yields, and retain adequately trained personnel.

Our Dependence on Single-Source Suppliers and Service Providers May Cause Disruption in Our Operations Should Any Supplier Fail to Deliver Materials

We may experience difficulty acquiring materials or services for the manufacture of our products or we may not be able to obtain substitute vendors. We may not be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Several services that are provided to Apio are obtained from a single provider. Several of the raw materials we use to manufacture our products are currently purchased from a single source, including some monomers used to synthesize Intelimer polymers and substrate materials for our breathable membrane products. In addition, virtually all of the hybrid corn varieties sold by Landec Ag are grown under contract by a single seed producer. Any interruption of our relationship with single-source suppliers or service providers could delay product shipments and materially harm our business.

We May Be Unable to Adequately Protect Our Intellectual Property Rights

We may receive notices from third parties, including some of our competitors, claiming infringement by our products of patent and other proprietary rights. Regardless of their merit, responding to any such claim could be time-consuming, result in costly litigation and require us to enter royalty and licensing agreements which may not be offered or available on terms acceptable to us. If a successful claim is made against us and we fail to develop or license a substitute technology, we could be required to alter our products or processes and our business, results of operations or financial position could be materially adversely affected. Our success depends in large part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. Any pending patent applications we file may not be approved and we may not be able to develop additional proprietary products that are patentable. Any patents issued to us may not provide us with competitive advantages or may be challenged by third parties. Patents held by others may prevent the commercialization of products incorporating our technology. Furthermore, others may independently develop similar products, duplicate our products or design around our patents.

Our Operations Are Subject to Regulations that Directly Impact Our Business

Our food packaging products are subject to regulation under the FDC Act. Under the FDC Act, any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe. We believe that food packaging materials are generally not considered food additives by the FDA because these products are not expected to become components of food under their expected conditions of use. We consider our breathable membrane product to be a food packaging material not subject to regulation or approval by the FDA. We have not received any communication from the FDA concerning our breathable membrane product. If the FDA were to determine that our breathable membrane products are food additives, we may be required to submit a food additive petition for approval by the FDA. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on our business, operating results and financial condition.

Federal, state and local regulations impose various environmental controls on the use, storage, discharge or disposal of toxic, volatile or otherwise hazardous chemicals and gases used in some of the manufacturing processes. Our failure to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations could subject us to substantial liability or could cause our manufacturing operations to be suspended and changes in environmental regulations may impose the need for additional capital equipment or other requirements.

Our agricultural operations are subject to a variety of environmental laws including, the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural operations, including those we conduct. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies could result in increased compliance costs.

The Company is subject to the Perishable Agricultural Commodities Act ("PACA") law. PACA regulates fair trade standards in the fresh produce industry and governs all the product sold by Apio. Our failure to comply with the PACA requirements could among other things, result in civil penalties, suspension or revocation of a license to sell produce, and in the most egregious cases, criminal prosecution, which could have a material adverse affect on our business.

Adverse Weather Conditions and Other Acts of God May Cause Substantial Decreases in Our Sales and/or Increases in Our Costs

Our Food Products and Agricultural Seed Technology businesses are subject to weather conditions that affect commodity prices, crop yields, and decisions by growers regarding crops to be planted. Crop diseases and severe conditions, particularly weather conditions such as floods, droughts, frosts, windstorms and hurricanes, may adversely affect the supply of vegetables and fruits used in our business, which could reduce the sales volumes and/or increase the unit production costs. Because a significant portion of the costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition.

We Depend on Strategic Partners and Licenses for Future Development

Our strategy for development, clinical and field testing, manufacture, commercialization and marketing for some of our current and future products includes entering into various collaborations with corporate partners, licensees and others. We are dependent on our corporate partners to develop, test, manufacture and/or market some of our products. Although we believe that our partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within our control. Our partners may not perform their obligations as expected or we may not derive any additional revenue from the arrangements. Our partners may not pay any additional option or license fees to us or may not develop, market or pay any royalty fees related to products under the agreements. Moreover, some of the collaborative agreements provide that they may be terminated at the discretion of the corporate partner, and some of the collaborative agreements provide for termination under other circumstances. In addition, we may not receive any royalties on future sales of QuickCast™ and PORT™ products because we no longer have control over the sales of those products. Our partners may pursue existing or alternative technologies in preference to our technology. Furthermore, we may not be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, and our collaborative arrangements may not be successful.

Both Domestic and Foreign Government Regulations Can Have an Adverse Effect on Our Business Operations

Our products and operations are subject to governmental regulation in the United States and foreign countries. The manufacture of our products is subject to periodic inspection by regulatory authorities. We may not be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive approvals or loss of previously received approvals would have a material adverse effect on our business, financial condition and results of operations. Although we have no reason to believe that we will not be able to comply with all applicable regulations regarding the manufacture and sale of our products and polymer materials, regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. Future changes in regulations or interpretations relating to matters such as safe working conditions, laboratory and manufacturing practices, environmental controls, and disposal of hazardous or potentially hazardous substances may adversely affect our business.

We are subject to USDA rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in:

- fines, injunctions, civil penalties, and suspensions,
- withdrawal of regulatory approvals,
- product recalls and product seizures, including cessation of manufacturing and sales,
- operating restrictions, and
- criminal prosecution.

We may be required to incur significant costs to comply with the laws and regulations in the future which may have a material adverse effect on our business, operating results and financial condition.

Our International Operations and Sales May Expose Our Business to Additional Risks

For the seven-month period ended May 25, 2003, approximately 16% of our total revenues were derived from product sales to international customers. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by any of the following:

- regulatory approval process,
- government controls,
- export license requirements,
- political instability,
- price controls,
- trade restrictions,
- changes in tariffs, or
- difficulties in staffing and managing international operations.

Foreign regulatory agencies have or may establish product standards different from those in the United States, and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on our international business, and our financial condition and results of operations. While our foreign sales are currently priced in dollars, fluctuations in currency exchange rates, may reduce the demand for our products by increasing the price of our products in the currency of the countries to which the products are sold. Regulatory, geopolitical and other factors may adversely impact our operations in the future or require us to modify our current business practices.

Cancellations or Delays of Orders by Our Customers May Adversely Affect Our Business

During the seven months ended May 25, 2003, sales to our top five customers accounted for approximately 32% of our revenues, with our top customers, Wal-Mart Stores Inc., accounting for approximately 12% and Costco Wholesale Corp., accounting for approximately 11% of our revenues. We expect that, for the foreseeable future, a limited number of customers may continue to account for a substantial portion of our net revenues. We may experience changes in the composition of our customer base, as Apio and Landec Ag have experienced in the past. We do not have long-term purchase agreements with any of our customers. The reduction, delay or cancellation of orders from one or more major customers for any reason or the loss of one or more of our major customers could materially and adversely affect our business, operating results and financial condition. In addition, since some of the products processed by Apio at its Guadalupe, California facility are often sole sourced to its customers, our operating results could be adversely affected if one or more of our major customers were to develop other sources of supply. Our current customers may not continue to place orders, orders by existing customers may be canceled or may not continue at the levels of previous periods or we may not be able to obtain orders from new customers.

Our Sale of Some Products May Increase Our Exposure to Product Liability Claims

The testing, manufacturing, marketing, and sale of the products we develop involves an inherent risk of allegations of product liability. If any of our products were determined or alleged to be contaminated or defective or to have caused a harmful accident to an end-customer, we could incur substantial costs in responding to complaints or litigation regarding our products and our product brand image could be materially damaged. Either event may have a material adverse effect on our business, operating results and financial condition. Although we have taken and intend to continue to take what we believe are appropriate precautions to minimize exposure to product liability claims, we may not be able to avoid significant liability. We currently maintain product liability insurance with limits in the amount of $41.0 million per occurrence and $42.0 million in the annual aggregate. Our coverage may not be adequate or may not continue to be available at an acceptable cost, if at all. A product liability claim, product recall or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, operating results and financial condition.

Our Stock Price May Fluctuate in Accordance with Market Conditions

The stock market in general has recently experienced extreme price and volume fluctuations. The following events may cause the market price of our common stock to fluctuate significantly:

- technological innovations applicable to our products,
- our attainment of (or failure to attain) milestones in the commercialization of our technology,
- our development of new products or the development of new products by our competitors,
- new patents or changes in existing patents applicable to our products,
- our acquisition of new businesses or the sale or disposal of a part of our businesses,
- development of new collaborative arrangements by us, our competitors or other parties,
- changes in government regulations applicable to our business,
- changes in investor perception of our business,
- fluctuations in our operating results and
- changes in the general market conditions in our industry.

These broad fluctuations may adversely affect the market price of our common stock.

Since We Order Cartons for Our Products from Suppliers in Advance of Receipt of Customer Orders for Such Products, We Could Face a Material Inventory Risk

As part of our inventory planning, we enter into negotiated orders with vendors of cartons used for packing our products in advance of receiving customer orders for such products. Accordingly, we face the risk of ordering too many cartons since orders are generally based on forecasts of customer orders rather than actual orders. If we cannot change or be released from the orders, we may incur costs as a result of inadequately predicting cartons orders in advance of customer orders. Because of this, we may currently have an oversupply of cartons and face the risk of not being able to sell such inventory and our anticipated reserves for losses may be inadequate if we have misjudged the demand for our products. Our business and operating results could be adversely affected as a result of these increased costs.

Our Seed Products May Fail to Germinate Properly and We May Be Subject to Claims for Reimbursement or Damages for Losses from Customers Who Use Such Products

Farmers plant seed products sold by Landec Ag with the expectation that they will germinate under normal growing conditions. If our seed products do not germinate at the appropriate time or fail to germinate at all, our customers may incur significant crop losses and seek reimbursement or bring claims against us for such damages. Although insurance is generally available to cover such claims, the costs for premiums of such policies are prohibitively expensive and we currently do not maintain such insurance. Any claims brought for failure of our seed products to properly germinate could materially and adversely affect our operating and financial results.

Recently Enacted and Proposed Changes in Securities Laws and Regulations Are Likely to Increase Our Costs

The Sarbanes-Oxley Act of 2002 (the "Act") that became law in July 2002 requires changes in some of our corporate governance, public disclosure and compliance practices. The Act also requires the SEC to promulgate new rules on a variety of subjects. In addition to final rules already enacted by the SEC, Nasdaq has proposed revisions to its requirements for companies, such as Landec, that are listed on the NASDAQ. We expect these developments to increase our legal and financial compliance costs. We expect these changes to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members for our board of directors, particularly to serve on our audit committee. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result of the Act.

Our Controlling Shareholders Exert Significant Influence over Corporate Events that May Conflict with the Interests of Other Shareholders

Our executive officers and directors and their affiliates own or control approximately 32% of our common stock (assuming conversion of outstanding preferred stock and including options exercisable within 60 days). Accordingly, these officers, directors and shareholders may have the ability to exert significant influence over the election of our Board of Directors, the approval of amendments to our articles and bylaws and the approval of mergers or other business combination transactions requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction or amendments would be beneficial to our other shareholders. In addition, our controlling shareholders may approve amendments to our articles or bylaws to implement anti-takeover or management friendly provisions that may not be beneficial to our other shareholders.

Terrorist Attacks and Risk of Contamination May Negatively Impact All Aspects of Our Operations, Revenues, Costs and Stock Price

The September 2001 terrorist attacks in the United States, as well as future events occurring in response or connection to them, including, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies, or trade disruptions impacting our domestic suppliers or our customers, may impact our operations and may, among other things, cause decreased sales of our products. More generally, these events have affected, and are expected to continue to affect, the general economy and customer demand for our products. While we do not believe that our employees, facilities, or products are a target for terrorists, there is a remote risk that terrorist activities could result in contamination or adulteration of our products. Although we have systems and procedures in place that are designed to prevent contamination and adulteration of our products, a disgruntled employee or third party could introduce an infectious substance into packages of our products, either at our manufacturing plants or during shipment of our products. Were our products to be tampered with, we could experience a material adverse effect in our business, operations and financial condition.

Our Operating Results and Financial Condition Could Be Harmed if the Current Economic Downturn Continues

Any further decline in general economic conditions could result in a reduction in demand for our products. Such decline could harm our financial position, results of operations, cash flows and stock price, and could limit our ability to reach our goals for achieving profitability. Also, in such an environment, pricing pressures could continue, and if we are unable to respond quickly enough this could negatively impact our gross margins.

We May Be Exposed to Employment Related Claims and Costs that Could Materially Adversely Affect Our Business

We have been subject in the past, and may be in the future, to claims by employees based on allegations of discrimination, negligence, harassment and inadvertent employment of illegal aliens or unlicensed personnel, and we may be subject to payment of workers' compensation claims and other similar claims. We could incur substantial costs and our management could spend a significant amount of time responding to such complaints or litigation regarding employee claims, which may have a material adverse effect on our business, operating results and financial condition.

We Are Dependent on Our Key Employees and if One or More of Them Were to Leave, We Could Experience Difficulties in Replacing Them and Our Operating Results Could Suffer

The success of our business depends to a significant extent upon the continued service and performance of a relatively small number of key senior management, technical, sales, and marketing personnel. The loss of any of our key personnel would likely harm our business. In addition, competition for senior level personnel with knowledge and experience in our different line of business is intense. If any of our key personnel were to leave, we would need to devote substantial resources and management attention to replace them. As a result, management attention may be diverted from managing our business, and we may need to pay higher compensation to replace these employees.

We May Issue Preferred Stock with Preferential Rights that Could Affect Your Rights

Our Board of Directors has the authority, without further approval of our shareholders, to fix the rights and preferences, and to issue shares, of preferred stock. In November, 1999 we issued and sold shares of Series A Convertible Preferred Stock and in October 2001 we issued and sold shares of Series B Convertible Preferred Stock. The Series A Convertible Preferred Stock was converted into 1,666,670 shares of Common Stock on November 19, 2002. Each share of Series B Convertible Preferred Stock is convertible into shares of common stock in accordance with the conversion formula provided in our articles of incorporation (currently a 10:1 ratio) and is entitled to the number of votes equal to the number of shares of Common Stock into which such shares could be converted.

Holders of Series B Convertible Preferred Stock have the following preferential rights over holders of common stock:

- **Dividend Preference**: Holders of Series B Convertible Preferred Stock are entitled to cumulative dividends payable in additional shares of Series B Convertible Preferred Stock at an annual rate of eight percent (8%) for the first two years, ten percent (10%) for the third year and twelve percent (12%) thereafter, following the initial sale on October 25, 2001 of shares of Series B Convertible Preferred Stock.
- **Liquidation Preference**: Upon liquidation of the Company, holders of Series B Convertible Preferred Stock are entitled to receive, in preference to the holders of common stock, an amount equal to the original issue price of their shares plus any declared or accrued but unpaid dividends.

The issuance of additional shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our Common Stock.

We Have Never Paid any Dividends on Our Common Stock

We have not paid any cash dividends on our Common Stock since inception and do not expect to do so in the foreseeable future. Any dividends will be subject to the preferential dividends payable on our outstanding Series B Preferred Stock and dividends payable on any other preferred stock we may issue.

The Reporting of Our Profitability Could Be Materially And Adversely Affected if it Is Determined that the Book Value of Goodwill is Higher than Fair Value

Our balance sheet includes an amount designated as "goodwill" that represents a portion of our assets and our stockholders' equity. Goodwill arises when an acquirer pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Under a newly issued accounting pronouncement, Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", beginning in fiscal year 2002, the amortization of goodwill has been replaced with an "impairment test" which requires that we compare the fair value of goodwill to its book value at least annually and more frequently if circumstances indicate a possible impairment. If we determine at any time in the future that the book value of goodwill is higher than fair value then the difference must be written-off, which could materially and adversely affect our profitability.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The following table presents information about the Company's debt obligations and derivative financial instruments that are sensitive to changes in interest rates. The table presents principal amounts and related weighted average interest rates by year of expected maturity for the Company's debt obligations. The carrying value of the Company's debt obligations approximates the fair value of the debt obligations as of May 25, 2003.

	2004	2005	2006	2007	2008	Thereafter	Total
Liabilities (in 000's)							
Lines of Credit	$7,244	$ —	$ —	$ —	$ —	$ —	$7,244
Avg. Int. Rate	5.51%						5.51%
Long term debt, including current portion							
Fixed Rate	$2,375	$1,588	$ 309	$ 136	$ 133	$1,709	$6,250
Avg. Int. Rate	8.21%	6.93%	5.42%	5.20%	5.18%	5.18%	6.78%

Item 8. ***Financial Statements and Supplementary Data***

See Item 15 of Part IV of this report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

As of May 25, 2003, under the supervision and with the participation of the Company's Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of May 25, 2003. There were no significant changes in the Company's internal controls during the interim fiscal period beginning on April 28, 2003 and ending May 25, 2003 that have materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

This information required by this item is contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 22, 2003 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 11. ***Executive Compensation***

This information required by this item is contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 22, 2003 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters***

This information required by this item is contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 22, 2003 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

This information required by this item is contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 22, 2003 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Pursuant to SEC Release No. 33-8183 (as corrected by Release No. 33-8183A), the disclosure requirements of this Item are not effective until the Annual Report on Form 10-K for the first fiscal year ending after December 15, 2003.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) 1. Consolidated Financial Statements of Landec Corporation

All other schedules provided for in the applicable accounting regulation of the Securities and Exchange Commission pertain to items which do not appear in the financial statements of Landec Corporation and its subsidiaries or to items which are not significant or to items as to which the required disclosures have been made elsewhere in the financial statements and supplementary notes and such schedules have therefore been omitted.

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this report.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Landec Corporation

We have audited the accompanying consolidated balance sheets of Landec Corporation as of May 25, 2003, October 27, 2002 and October 28, 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the seven months ended May 25, 2003 and for each of the three years in the period ended October 27, 2002. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Landec Corporation at May 25, 2003, October 27, 2002 and October 28, 2001, and the consolidated results of its operations and its cash flows for the seven months ended May 25, 2003 and for each of the three years in the period ended October 27, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for goodwill and intangible assets in 2002.

/s/ ERNST & YOUNG LLP

San Jose, California
August 1, 2003

LANDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	May 25, 2003	October 27, 2002	October 28, 2001
ASSETS			
Current assets:			
Cash and cash equivalents	$ 3,699	$ 7,849	$ 8,695
Restricted cash	2,382	1,032	932
Accounts receivable, less allowance for doubtful accounts of $191, $1,022 and $880 at May 25, 2003, October 27, 2002 and October 28, 2001, respectively	17,313	19,040	14,161
Inventory	11,716	10,121	14,639
Investment in farming activities	50	1,591	1,285
Notes and advances receivable	2,312	3,645	3,918
Notes receivable, related party	83	751	475
Prepaid expenses and other current assets	1,614	2,456	1,847
Assets held for sale	—	—	13,988
Total current assets	39,169	46,485	59,940
Property and equipment, net	18,511	19,902	19,999
Goodwill, net	26,116	25,733	22,002
Trademarks, net	11,570	11,570	11,570
Other intangibles, net	140	177	3,533
Notes receivable	1,120	1,132	1,606
Restricted cash, non-current	—	1,350	—
Other assets	261	1,454	1,472
	$ 96,887	$107,803	$120,122
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 13,940	$ 11,512	$ 17,241
Grower payables	3,234	6,460	2,845
Related party payables	632	450	508
Accrued compensation	1,223	1,518	1,646
Other accrued liabilities	3,931	7,771	9,125
Deferred revenue	719	3,215	2,622
Lines of credit	7,244	10,098	15,612
Current maturities of long term debt	2,375	2,193	4,969
Total current liabilities	33,298	43,217	54,568
Long term debt, less current maturities	3,875	5,252	12,835
Other liabilities	760	1,791	1,845
Minority interest	1,051	1,580	1,035
Total liabilities	38,984	51,840	70,283
Shareholders' equity:			
Preferred stock, $0.001 par value; 2,000,000 shares authorized; 160,881, 321,300 and 309,524 shares issued and outstanding at May 25, 2003, October 27, 2002 and October 28, 2001, respectively; aggregate liquidation preference of $5.6 million at May 25, 2003	5,531	14,461	14,049
Common stock, $0.001 par value; 50,000,000 shares authorized; 21,107,517, 19,329,546 and 16,562,845 shares issued and outstanding at May 25, 2003, October 27, 2002 and October 28, 2001, respectively	110,100	100,802	93,191
Accumulated deficit	(57,728)	(59,300)	(57,401)
Total shareholders' equity	57,903	55,963	49,839
	$ 96,887	$107,803	$120,122

See accompanying notes.

LANDEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Seven Months Ended		Year Ended		
	May 25, 2003	June 2, 2002 (unaudited)	October 27, 2002	October 28, 2001	October 29, 2000
Statement of Operations Data:					
Revenues:					
Product sales	$98,689	$96,513	$152,958	$141,314	$129,457
Services revenue	11,348	14,101	23,312	43,346	64,911
Services revenue, related party	1,436	1,781	3,515	5,083	1,898
License fees	357	1,274	2,330	374	374
Research, development and royalty revenues	429	402	1,040	529	586
Total revenues	112,259	114,071	183,155	190,646	197,226
Cost of revenue:					
Cost of product sales	81,737	79,392	128,684	121,321	110,246
Cost of product sales, related party	602	1,288	2,668	760	348
Cost of services revenue	9,216	12,505	20,463	40,751	56,621
Total cost of revenue	91,555	93,185	151,815	162,832	167,215
Gross profit	20,704	20,886	31,340	27,814	30,011
Operating costs and expenses:					
Research and development	2,380	2,094	3,664	3,270	3,444
Selling, general and administrative	14,923	16,217	26,418	27,398	26,927
Exit of domestic commodity vegetable business	1,095	—	—	—	—
Exit of fruit processing	—	—	—	—	525
Total operating costs and expenses	18,398	18,311	30,082	30,668	30,896
Operating income (loss) from continuing operations	2,306	2,575	1,258	(2,854)	(885)
Interest income	144	177	247	617	873
Interest expense	(642)	(1,097)	(1,551)	(2,789)	(2,083)
Other income (expense), net	(17)	(153)	247	188	25
Income (loss) from continuing operations	1,791	1,502	201	(4,838)	(2,070)
Discontinued operations:					
Loss from discontinued operations	—	—	—	(537)	(14)
Loss on disposal of operations	—	—	(1,688)	(2,500)	—
Loss from discontinued operations	—	—	(1,688)	(3,037)	(14)
Net income (loss) before cumulative effect of change in accounting	1,791	1,502	(1,487)	(7,875)	(2,084)
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	(1,914)
Net income (loss)	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)	$ (3,998)
Net income (loss)	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)	$ (3,998)
Dividends on Series B preferred stock	(219)	(202)	(412)	—	—
Net income (loss) applicable to common shareholders	$ 1,572	$ 1,300	$ (1,899)	$ (7,875)	$ (3,998)

LANDEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(in thousands, except per share amounts)

	Seven Months Ended		Year Ended		
	May 25, 2003	June 2, 2002	October 27, 2002	October 28, 2001	October 29, 2000
		(unaudited)			
Basic net income (loss) per share:					
Continuing operations	$ .08	$ .07	$ (.01)	$ (.29)	$ (.13)
Discontinued operations	—	—	(.09)	(.19)	—
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	(.12)
Basic net income (loss) per share	$ .08	$ .07	$ (.10)	$ (.48)	$ (.25)
Diluted net income (loss) per share:					
Continuing operations	$ .07	$ .06	$ (.01)	$ (.29)	$ (.13)
Discontinued operations	—	—	(.09)	(.19)	—
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	(.12)
Diluted net income (loss) per share	$ .07	$ .06	$ (.10)	$ (.48)	$ (.25)
Pro forma amounts assuming the change in accounting for upfront license fee revenue is applied retroactively:					
Net income (loss) applicable to common shareholders	$ 1,572	$ 1,300	$ (1,899)	$ (7,875)	$ (2,084)
Basic net income (loss) per share	$ .08	$ .07	$ (.10)	$ (.48)	$ (.13)
Diluted net income (loss) per share	$ .07	$ .06	$ (.10)	$ (.48)	$ (.13)
Shares used in per share computation:					
Basic	20,948	17,777	18,172	16,371	15,796
Diluted	22,626	21,082	18,172	16,371	15,796

See accompanying notes.

LANDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except share and per share amounts)

	Shareholders' Equity					
	Preferred Stock		Common Stock		Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount		
Balance at October 31, 1999	—	$ —	13,353,352	$ 77,289	$(45,528)	$31,761
Issuance of preferred stock	166,667	9,149	—	—	—	9,149
Issuance of common stock for acquired businesses	—	—	2,562,500	14,559	—	14,559
Issuance of common stock at $0.58 to $7.00 per share	—	—	202,039	707	—	707
Net loss	—	—	—	—	(3,998)	(3,998)
Balance at October 29, 2000	166,667	9,149	16,117,891	92,555	(49,526)	52,178
Issuance of preferred stock	142,857	4,900	—	—	—	4,900
Issuance of common stock at $0.58 to $3.63 per share	—	—	444,954	636	—	636
Net loss	—	—	—	—	(7,875)	(7,875)
Balance at October 28, 2001	309,524	14,049	16,562,845	93,191	(57,401)	49,839
Dividends on Series B preferred stock	11,776	412	—	—	(412)	—
Issuance of common stock at $0.58 to $3.10 per share	—	—	2,766,701	7,611	—	7,611
Net loss	—	—	—	—	(1,487)	(1,487)
Balance at October 27, 2002	321,300	14,461	19,329,546	100,802	(59,300)	55,963
Dividends on Series B preferred stock	6,248	219	—	—	(219)	—
Conversion of Series A preferred stock to common stock	(166,667)	(9,149)	1,666,670	9,149	—	—
Issuance of common stock at $0.58 to $1.53 per share	—	—	111,301	149	—	149
Net income	—	—	—	—	1,791	1,791
Balance at May 25, 2003	160,881	$ 5,531	21,107,517	$110,100	$(57,728)	$57,903

See accompanying note

LANDEC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Seven Months Ended May 25, 2003	Year Ended October 27, 2002	Year Ended October 28, 2001	Year Ended October 29, 2000
Cash flows from operating activities:				
Net income (loss)	$ 1,791	$ (1,487)	$ (7,875)	$ (3,998)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	2,041	3,500	5,430	5,114
Loss from discontinued operations	—	1,688	3,037	14
Cumulative effect of change in accounting	—	—	—	1,914
Net (gain) loss on disposal of property and equipment	(7)	(62)	(339)	183
Minority interest	235	545	20	105
Exit of domestic commodity vegetable business	898	—	—	—
Exit of fruit processing business	—	—	—	525
Changes in assets and liabilities, net of effects from acquisitions and discontinued operations:				
Accounts receivable, net	1,727	(4,879)	7,104	(5,271)
Inventory	(2,140)	4,518	(1,858)	(2,266)
Investment in farming activities	1,541	(306)	1,387	(642)
Notes and advances receivable	2,363	471	3,391	(3,784)
Prepaid expenses and other current assets	842	589	(441)	1,548
Assets held for sale	—	—	(17)	558
Accounts payable	2,428	(5,729)	(1,260)	3,690
Grower payables	(3,226)	3,615	(10,806)	6,930
Related party payables	182	(58)	246	262
Accrued compensation	(295)	(128)	(586)	360
Other accrued liabilities	(3,840)	(2,500)	(1,903)	(3,998)
Deferred revenue	(2,496)	593	357	(617)
Net cash provided by (used in) operating activities	2,044	370	(4,113)	627
Cash flows from investing activities:				
Purchases of property and equipment	(1,236)	(2,546)	(6,961)	(3,787)
Change in other assets and liabilities	58	(65)	(168)	7
Acquisition of businesses, net of cash acquired	(383)	(491)	(257)	(6,793)
Increase in restricted cash	—	(1,450)	(932)	—
Proceeds from the sale of property and equipment	31	2,192	887	—
Net proceeds from the sale of Dock Resins	—	9,406	—	—
Net cash (used in) provided by investing activities	(1,530)	7,046	(7,431)	(10,573)
Cash flows from financing activities:				
Proceeds from sale of preferred stock, net of issuance costs	—	—	4,900	9,149
Proceeds from sale of common stock, net of repurchases	149	7,611	636	707
Borrowings on lines of credit	21,851	25,272	25,966	18,944
Payments on lines of credit	(24,705)	(30,786)	(19,096)	(10,203)
Payments on long term debt	(1,730)	(10,419)	(3,916)	(2,172)
Proceeds from issuance of long term debt	535	60	3,361	—
Payments to minority interest	(764)	—	(248)	(242)
Net cash (used in) provided by financing activities	(4,664)	(8,262)	11,603	16,183
Net (decrease) increase in cash and cash equivalents	(4,150)	(846)	59	6,237
Cash and cash equivalents at beginning of year	7,849	8,695	8,636	2,399
Cash and cash equivalents at end of year	$ 3,699	$ 7,849	$ 8,695	$ 8,636
Supplemental disclosure of cash flows information:				
Cash paid during the period for interest	$ 1,154	$ 1,554	$ 2,929	$ 1,424
Cash paid during the period for income taxes	$ —	$ —	$ —	$ —
Supplemental schedule of noncash investing and financing activities:				
Sale of equipment for note receivable	$ 703	$ —	$ —	$ —
Common stock issued in the acquisition of businesses	$ —	$ —	$ —	$ 14,559
Conversion of Series A preferred stock to common stock	$ 9,149	$ —	$ —	$ —
Issuance of Series B preferred stock as dividends to Series B preferred stockholders	$ 219	$ 412	$ —	$ —

See accompanying notes.

LANDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Landec Corporation and its subsidiaries ("Landec" or the "Company") design, develop, manufacture, and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, and licensed partner applications. In addition, the Company markets and distributes hybrid corn seed to farmers through its Landec Ag, Inc. ("Landec Ag") subsidiary and specialty packaged fresh-cut and whole produce to retailers and foodservice companies primarily, in the United States and Canada through its Apio, Inc. ("Apio") subsidiary.

Basis of Presentation

Basis of Consolidation

The consolidated financial statements comprise the accounts of Landec Corporation and its subsidiaries, Apio and Landec Ag. All material inter-company transactions and balances have been eliminated. Effective fiscal year 2000, the Company changed its fiscal year end from October 31 to a fiscal year that includes 52 or 53 weeks ending on the last Sunday in October.

On February 20, 2003, the Board of Directors of the Company approved a change in the Company's fiscal year end from a fiscal year including 52 or 53 weeks that ends on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May. As a result, the Company's fiscal year end for 2003 will be for the seven months ended May 25, 2003.

Unaudited Interim Financial Information

The accompanying unaudited Statement of Operations for the seven months ended June 2, 2002 has been prepared in conformity with generally accepted accounting principles for interim financial information. Accordingly, it does not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited Statement of Operations reflects all adjustments considered necessary for a fair presentation of the results of the interim period presented.

Discontinued Operations

The income statement accounts of Dock Resins Corporation, ("Dock Resins"), the Company's former specialty chemicals subsidiary that was sold on October 24, 2002, have been reclassified to discontinued operations in accordance with Accounting Principles Board Opinion 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30") in the accompanying Statements of Operations.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current year presentation.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies

Concentrations of Risk

Cash and cash equivalents, trade accounts receivable, grower advances and notes receivable are financial instruments that potentially subject the Company to concentrations of credit risk. Corporate policy limits, among other things, the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued or guaranteed by the U.S. government. The Company routinely assesses the financial strength of customers and growers and, as a consequence, believes that trade receivables, grower advances and notes receivable credit risk exposure is limited. Credit losses for bad debt are provided for in the consolidated financial statements through a charge to operations. A valuation allowance is provided for known and anticipated credit losses.

Several of the raw materials used to manufacture the Company's products are currently purchased from a single source, including some monomers used to synthesize Intelimer® polymers and substrate materials for the production of Intelimer packaging used on a multitude of Apio value-added products. In addition, virtually all of the hybrid corn varieties sold by Landec Ag are sourced from a single seed producer.

During the seven months ended May 25, 2003, sales to the Company's top five customers accounted for approximately 32% of total revenue, with the top customers, Wal-Mart Stores, Inc. and Costco Wholesale Corporation from the Food Products Technology segment, accounting for approximately 12% and 11%, respectively, of total revenues. In addition, approximately 16% of the Company's total revenues were derived from product sales to international customers, none of who individually accounted for more than 3% of total revenues. As of May 25, 2003 Wal-Mart Stores, Inc. and Costco Wholesale Corporation represented approximately 13% and 10% respectively of total accounts receivable.

Financial Instruments

The Company's financial instruments are primarily composed of short-term trade and grower advances, notes receivable and lines of credit, as well as long-term notes receivables and debt instruments. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments are not materially different from their recorded amounts as May 25, 2003.

Cash and Cash Equivalents

The Company records all highly liquid securities with three months or less from date of purchase to maturity as cash equivalents.

Restricted Cash

In April 2001, the Company established an Irrevocable Letter of Credit ("ILOC") and created a Certificate of Deposit as collateral for the non-hardware portion of Apio's business system capital lease. As of May 25, 2003, October 27, 2002 and October 28, 2001, the ILOC balance was $932,000 and is classified as restricted cash in the consolidated balance sheets.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

In October 2002, in accordance with the terms of the sale of Dock Resins, the Company established escrow accounts to cover potential breaches of representations and warranties outlined in the Stock Purchase Agreement. As of May 25, 2003, and October 27, 2002 the balance in these escrow accounts was $1,450,000 and is classified as restricted cash in the consolidated balance sheets. As of May 25, 2003, the entire balance is classified as a current asset because the escrow funds are to be released by January 31, 2004.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method) or market. As of May 25, 2003, October 27, 2002 and October 28, 2001 inventories consisted of (in thousands):

	May 25, 2003	October 27, 2002	October 28, 2001
Finished goods	$ 9,222	$ 5,119	$ 9,030
Raw materials	2,350	3,552	4,254
Work in process	144	1,450	1,355
Inventory	$11,716	$10,121	$14,639

If the cost of the inventories exceeds their expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on specific identification for unuseable inventory and a general reserve, based on historical losses, for inventory considered to be useable.

Advertising Expense

The Company defers certain costs related to direct-response advertising of Landec Ag's hybrid corn seeds. Such costs are amortized over periods (less than one year) that correspond to the estimated revenue stream of the advertising activity. Advertising expenditures for Landec Ag and Apio that are not direct-response advertisements are expensed as incurred. The advertising expense for the Company for the seven months ended May 25, 2003, and the fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000 was $1.4 million, $1.9 million, $1.3 million and $1.4 million, respectively. The amount of deferred advertising included in prepaid expenses and other current assets at May 25, 2003, October 27, 2002 and October 28, 2001 was zero, $663,000 and $1.0 million, respectively.

Notes and Advances Receivable

Apio has made advances to fruit growers for the development of orchards, and to produce growers for crop and harvesting costs. Typically, except for development advances, these advances are paid off within the growing season (less than one year) from harvested crops. Development advances and

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

advances not fully paid during the current growing season are converted to interest bearing obligations, evidenced by contracts and notes receivable. These notes and advances receivable are secured by perfected liens on land and/or crops and have terms that range from twelve to sixty months. Notes receivable are periodically reviewed (at least quarterly) for collectibility. A reserve is established for any note or advance deemed to not be fully collectible based upon an estimate of the crop value or the fair value of the security for the note or advance.

Related Party Transactions

Apio provides packing, cooling and distributing services for farms that the Chief Executive Officer of Apio (the "Apio CEO") has a financial interest in and Apio purchases produce from those farms. Revenues, cost of product sales and the resulting payable and the note receivable from advances for ground lease payments, crop and harvesting costs, are shown separately in the accompanying financial statements as of May 25, 2003, October 27, 2002 and October 28, 2001 and for the seven months ended May 25, 2003 and for the three years ended October 27, 2002.

In May 2002, Apio advanced to a farm wholly-owned by the Apio CEO $1.1 million for ground lease payments and crop financing expenses in order to maintain current levels of produce sourcing from his personal farm. The advance accrued interest at Apio's interest rate per its Bank of America loan agreement. Of the $1.1 million, $400,000 was repaid on June 30, 2002. On January 2, 2003, the remaining amount due plus accrued interest totaling $751,000 was offset by agreement against the earnout liability owed to the Apio CEO incurred in conjunction with the purchase of Apio in 1999.

Apio leases for approximately $1.4 million on an annual basis agricultural land that is either owned, controlled or leased by the Apio CEO. Apio, in turn, subleases that land at cost to growers who are obligated to deliver produce from that land to Apio either in the form of commodity products or value added products. There is generally no net statement of operations impact to Apio as a result of these leasing activities but Apio creates a guaranteed source of supply for both the vegetable commodity "fee-for-service" business (exited subsequent to May 25, 2003, see Note 15) and the value added business. Apio has loss exposure on the leasing activity to the extent that it is unable to sublease the land.

All related party transactions are monitored monthly by the Company and reviewed quarterly by the Audit Committee of the Board of Directors.

Investment in farming activities

Landec, through its Apio subsidiary, invests in certain farming activities. The investments consist of cash advances to growers for expenses to be incurred during the growing season, in exchange for a percentage ownership in the proceeds of the crops. Net income or loss is generally recognized on these investments based on Landec's percentage ownership of the net proceeds of the crops as fields are harvested and proceeds are settled. Additionally, certain farming agreements contain provisions wherein Landec bears the risk of loss if the net proceeds from the crops are not sufficient to cover the expense incurred. These investments are periodically reviewed for impairment (at least quarterly). For the seven months ended May 25, 2003 a net loss of approximately $1.1 million was recognized and for the fiscal year ended October 27, 2002 a net gain of approximately $1.1 million was recognized. For the fiscal years ended October 28, 2001 and October 29, 2000, net losses of approximately $2.0 million and

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

$944,000, respectively, were recognized. The net losses and gains on these investments are included in the cost of product sales in the consolidated statement of operations.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is expensed on a straight-line basis over the estimated useful lives of the respective assets, generally twenty to thirty-one years for buildings and improvements and three to ten years for furniture and fixtures, computers, capitalized software, machinery, equipment and autos. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the life of the lease on a straight-line basis.

The Company capitalizes software development costs for internal use in accordance with Statement of Position 98-1, "*Accounting for Costs of Computer Software Developed or Obtained for Internal Use*" ("SOP 98-1"). Capitalization of software development costs begins in the application development stage and ends when the asset is placed into service. The Company amortizes such costs using the straight-line basis over estimated useful lives. Under SOP 98-1, the Company capitalized zero, $384,000 and $2.7 million of software development costs in the seven months ended May 25, 2003, the fiscal year ended October 27, 2002 and the fiscal year ended October 28, 2001, respectively, related to Apio's new ERP business systems.

Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets ("SFAS 142")*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. Application of the nonamortization provisions of the SFAS 142 resulted in an increase in net income of approximately $1.5 million for the seven months ended May 25, 2003 and a decrease in net loss of approximately $2.6 million for fiscal year 2002.

Under SFAS 142 the Company is required to review goodwill and indefinite lived intangible assets at least annually. In May 2002, the Company completed its initial impairment review upon adoption of SFAS 142, and in October 2002 completed its annual review. The review is performed by grouping the net book value of all long-lived assets for acquired businesses, including goodwill and other intangible assets, and compared this value to the related estimated fair value. The determination of fair value is based on estimated future discounted cash flows related to these long-lived assets. The discount rate used was based on the risks associated with the acquired businesses. The determinations of fair value were performed by an independent appraiser. The reviews concluded that the fair market value of the acquired businesses exceeded the carrying value of their net assets and thus no impairment has been indicated since the adoption of SFAS 142.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

Grower Payable

Landec, through its Apio subsidiary, contracts with growers to cool and distribute their products. The grower payable is the net of the market value of the products received from the growers and the corresponding charges by Landec for services rendered on behalf of the growers.

Deferred Revenue

Cash received in advance of services performed (principally revenues related to upfront license fees) or shipment of products (primarily hybrid corn seed) are recognized as a liability and recorded as deferred revenue. At May 25, 2003, approximately $95,000 has been recognized as a liability for advances on future hybrid corn seed shipments, $919,000 as a liability for deferred license fee revenues and $430,000 for advances on ground lease payments. Of the deferred license fee amount, approximately $725,000 will be recognized subsequent to fiscal 2004 and has been included in other liabilities.

Minority Interest

In connection with the acquisition of Apio, Landec acquired Apio's 60% general partner interest in Apio Cooling, a California limited partnership. Apio Cooling is included in the consolidated financial statements of Landec for all periods presented. The minority interest balance, of $1.1 million at May 25, 2003, $1.6 million at October 27, 2002 and $1.0 million at October 28, 2001 represents the limited partners' interest in Apio Cooling.

Per Share Information

In 1997, the Financial Accounting Standards Board issued Statement No. 128, "*Earnings Per Share*" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Due to the Company's net loss in the fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000, net loss per share includes only weighted average shares outstanding. All earnings per share amounts for all periods have been presented in accordance with SFAS 128 requirements.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

The following table sets forth the computation of diluted net income per share for the periods presented with net income (in thousands, except per share amounts):

	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002 (unaudited)
Numerator:		
Net income	$ 1,791	$ 1,502
Less: Minority interest in income of subsidiary	(305)	(286)
Net income for diluted net income per share	$ 1,486	$ 1,216
Denominator:		
Weighted average shares for basic net income per share	20,948	17,777
Effect of dilutive securities:		
Stock Options	109	189
Convertible preferred stock	1,569	3,116
Total dilutive common shares	1,678	3,305
Weighted average shares for diluted net income per share	22,626	21,082
Diluted net income per share	$ 0.07	$ 0.06

The computation of diluted net loss per share for fiscal year ended October 27, 2002 excludes the impact of options to purchase 164,371 shares of common stock and the conversion of the Convertible Preferred Stock which was convertible into 3.2 million shares of common stock at October 27, 2002, as such impact would be antidilutive for this period.

The computation of diluted net loss per share for fiscal year ended October 28, 2001 excludes the impact of options to purchase 338,997 shares of common stock and the conversion of the Convertible Preferred Stock which was convertible into 3.1 million shares of common stock at October 28, 2001, as such impact would be antidilutive for this period.

The computation of diluted net loss per share for fiscal year ended October 29, 2000 excludes the impact of options to purchase 648,043 shares of common stock, and the conversion of the Convertible Preferred Stock, which was convertible into 1.7 million shares of common stock, at October 29, 2000, as such impact would be antidilutive for this period.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns, and discounts.

Licensing revenue is recognized in accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements,* (SAB 101). Initial license fees are deferred and amortized over the period of the agreement to revenue when a contract exists, the fee is fixed and determinable, and collectibility is reasonably assured. Noncancellable, nonrefundable license fees are recognized over the

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement.

Prior to November 1, 1999, the Company recognized noncancellable, nonrefundable license fees as revenue when received and when all significant contractual obligations of the Company relating to the fees had been met. Effective November 1, 1999, the Company changed its method of accounting for noncancellable, nonrefundable license fees to recognize such fees over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement. The Company believes the change in accounting principle is preferable based on guidance provided in SEC Staff Accounting Bulletin No. 101—*Revenue Recognition in Financial Statements.* The $1.9 million cumulative effect of the change in accounting principle, calculated as of November 1, 1999, was reported as a charge in the year ended October 29, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the research and development period or supply period commitment of the agreement. During the year ended October 29, 2000 the impact of the change in accounting was to increase net loss by approximately $1.5 million, or $0.10 per share, comprised of the $1.9 million cumulative effect of the change as described above ($0.12 per share), net of $374,000 of the related deferred revenue which was recognized as "recycled" revenue during 2000 ($0.02 per share). During the seven months ended May 25, 2003 and fiscal years ended October 27, 2002 and October 28, 2001, $51,000, $302,000 and $374,000, respectively, of the related deferred revenue was recognized as "recycled" revenue. The remainder of the related deferred revenue will be recognized as revenue per fiscal year as follows: $88,000 in 2004 - 2012, and $21,000 in 2013. The pro forma amounts presented in the consolidated statement of operations were calculated assuming the accounting change was made retroactive to prior periods.

Contract revenue for research and development (R&D) is recorded as earned, based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by the Company, are recognized on the earlier of when the payments are received or when collection is assured.

Shipping Costs

The Company's shipping and handling costs are included in cost of sales for all periods presented.

Research and Development Expenses

Costs related to both research contracts and Company-funded research is included in research and development expenses. Costs to fulfill research contracts generally approximate the corresponding revenue. Research and development costs are primarily comprised of salaries and related benefits, supplies, travel expenses and corporate allocations.

Accounting for Stock-Based Compensation

The Company accounts for its stock option plans and its employee stock purchase plans in accordance with the provisions of the Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees."

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

The Company has elected to follow APB 25 in accounting for its employee stock option because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) "*Accounting for Stock-Based Compensation*", required the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized in the Company's financial statements unless the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant.

Pro forma information regarding net income (loss) and net income (loss) per share has been determined as if the Company had accounted for the Landec stock option plans under the fair value method and the Landec Ag stock plan and Apio stock plans under the minimum value method prescribed by SFAS No. 123. The fair value of options granted in the seven months ended May 25, 2003 and fiscal years 2002, 2001 and 2000 reported below has been estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Landec Employee Stock Options				
	Seven Months Ended		Year Ended		
	May 25, 2003	June 2, 2002 (unaudited)	October 27, 2002	October 28, 2001	October 29, 2000
Expected life (in years)	5.89	5.40	5.43	5.95	4.47
Risk-free interest rate	2.81%	4.41%	4.00%	4.90%	6.26%
Volatility	.80	.86	.84	.83	.85
Dividend yield	0%	0%	0%	0%	0%

The assumptions used for the Landec stock options for the expected life, the risk-free interest rate and the dividend yield are the same assumptions used to determine the fair value of the Landec Ag and Apio options granted in the seven months ended May 25, 2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000. The fair value for Landec Ag and Apio options was estimated using the minimum value method since the stock of these subsidiaries is not publicly traded.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The change in the volatility in the seven months ended May 25, 2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000 is a result of basing the volatility on Landec's stock price.

Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

The weighted average estimated fair value of Landec employee stock options granted at grant date market prices during the seven months ended May 25, 2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000 was $1.63, $2.48, $2.47 and $4.19 per share, respectively. No stock options were granted above grant date market prices during the seven months ended May 25,

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000. The weighted average estimated fair value of shares granted under the Landec Employee Stock Purchase Plan during the seven months ended May 25, 2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000 was $1.65, $1.44, $1.71and $1.87 per share, respectively. The weighted average estimated fair value of options granted under the Landec Ag Stock Plan during the seven months ended May 25, 2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000 was $0.16, $0.30, $0.21 and $0.23 per share, respectively. The weighted average estimated fair value of options granted under Apio Stock Plan during the seven months ended May 25, 2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000 was $0.52, $0.72, $0.52 and $0.73 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

	Seven Months Ended		Year Ended		
	May 25, 2003	June 2, 2002 (unaudited)	October 27, 2002	October 28, 2001	October 29, 2000
Net income (loss)—as reported	$1,791	$ 1,502	$(1,487)	$ (7,875)	$(3,998)
Deduct:					
Stock-based employee expense determined under SFAS 123	(546)	(1,221)	(1,887)	(2,509)	(4,431)
Pro forma net income (loss)	$1,245	$ 281	$(3,374)	$(10,384)	$(8,429)
Basic net income (loss) per share—as reported	$ 0.08	$ 0.07	$ (0.10)	$ (0.48)	$ (0.25)
Diluted net income (loss) per share—as reported	$ 0.07	$ 0.06	$ (0.10)	$ (0.48)	$ (0.25)
Basic pro forma net income (loss) per share	$ 0.05	$ 0.00	$ (0.21)	$ (0.63)	$ (0.53)
Diluted pro forma net income (loss) per share	$ 0.04	$ 0.00	$ (0.21)	$ (0.63)	$ (0.53)

The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ materially from those estimates.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

For instance, the carrying value of notes and advances receivable, as well as investments in farming activities, are impacted by current market prices for the related crops, weather conditions and the fair value of the underlying security obtained by the Company, such as, liens on property and crops. The Company recognizes losses when it estimates that the fair value of the related crops or security is insufficient to cover the advance, note receivable or investment.

Recent Accounting Pronouncements

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to any exit or disposal activities that are initiated after December 31, 2002.

Adoption of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others"

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The recognition provisions of FIN 45 will be applied prospectively to any guarantees issued after December 31, 2002. The Company adopted the disclosure provisions of FIN 45 during the first quarter of fiscal 2003. The adoption of FIN 45 did not have an impact on the Company's results of operations or financial position.

Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect the adoption of EITF Issue No. 00-21 to have a material effect on its results of operations and financial position.

Adoption of SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure"

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The Company adopted the disclosure requirements of SFAS No. 148 in fiscal year 2003.

Accounting for Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 in fiscal year 2003 did not have an impact on the Company's results of operations or financial position.

Accounting for Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. At May 25, 2003, the Company has no derivative financial instruments and does not expect the adoption of SFAS No. 149 to have a material effect on its result of operation or financial condition.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidancewere accounted for as equity, to be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to Company's existing financial instruments effective September 1, 2003, the beginning of the first fiscal period after May 25, 2003. The Company does not expect the adoption of SFAS No. 150 to have a material effect on its financial positions or results of operations.

2. Discontinued Operations

In October 2002, the Company sold Dock Resins for $14.5 million ($10.2 million net of debt not assumed and before expenses). As a result of this sale, the financial results of Dock Resins have been included in the consolidated statement of operations as a discontinued operation for the years ended October 27, 2002, October 28, 2001, and October 29, 2000.

2. Discontinued Operations (Continued)

The Company recorded a loss of $4.2 million on the sale of Dock Resins of which $2.5 million was recorded in fiscal year 2001 and $1.7 million was recorded in the fourth quarter of fiscal year 2002 upon the close of the sale. The loss was comprised of a loss on the disposal of Dock Resins of $3.3 million; transaction costs and certain costs directly related to the sale, including consulting fees and professional fees of $1.2 million less $300,000 of operating income from the measurement date of October 18, 2001 to the disposal date of October 24, 2002. Included in restricted cash is $1.35 million in escrow related to the sale of Dock Resins. To the extent breaches in representation and warranties arise before January 31, 2004, the loss could increase to the extent of the $1.35 million escrow.

The condensed components of the net assets of Dock Resins included in assets held for sale in the accompanying consolidated balance sheets as of October 28, 2001 are as follows (in thousands):

	October 28, 2001
Cash	$ 11
Accounts receivable, net	1,593
Inventory	2,038
Other current assets	312
Total current assets	3,954
Property and equipment, net	9,860
Intangibles, net	4,634
Total assets	18,448
Total current liabilities	(3,433)
Long-term debt	(2,368)
Other liabilities	(105)
Net assets of Dock Resins before loss on disposal	12,542
Loss on disposal	(1,342)
Net assets of Dock Resins	$11,200

The condensed statements of operations of Dock Resins for fiscal years 2001 and 2000 classified as loss from discontinued operations in the accompanying consolidated statement of operations are as follows:

	2001	2000
Product sales	$11,735	$12,386
Cost of product sales	8,132	8,617
Gross Profit	3,603	3,769
Operating expenses	3,931	3,682
Operating (loss) / profit	(328)	87
Other expense	(209)	(101)
Net loss from discontinued operations	$ (537)	$ (14)

3. Business Acquisitions

On December 2, 1999, Landec acquired Apio, Inc. and certain related entities ("Apio"), located in Guadalupe, California, a marketer and packer of produce and specialty packaged fresh-cut vegetables. Upon closing, Landec paid $21.0 million in cash and stock, before expenses, for Apio, which will operate as a wholly owned subsidiary of Landec. In addition, the agreement provides for future payments to the former owners of Apio of up to $4.0 million at May 25, 2003. These payments consist of a) $1.5 million in earn-out payments, to a former owner and current CEO of Apio, is due in periodic scheduled payments through February 2004 and is recorded in other accrued liabilities in the consolidated balance sheets, (earnout payments totalling $3.2 million had previously been paid) and b) $2.5 million non-interest bearing notes to the sellers which will be paid in equal annual installments over the next two years (recorded at $2.2 million on a discounted basis in long-term debt, both current and non-current, in the consolidated balance sheets), three payments of $1.1 million each had previously been made in January 2001, January 2002 and January 2003. The transaction was accounted for as a purchase. The purchase price has been allocated to the acquired assets and liabilities based on their relative fair market values, subject to final adjustments predominantly related to earnout payments. These allocations are based on independent valuations and other studies. Certain adjustments have been made to the purchase price allocation originally reported by the Company, including the addition of $4.7 million due to the earn-out previously discussed, as well as the recording of an additional $500,000 of transaction related costs. In addition, the purchase price was increased in the second quarter of fiscal year 2000 by $2.1 million to reflect a change in the estimated value of Landec Common Stock issued at close and in the third quarter of fiscal year 2001 by $591,000, on a discounted basis, to adjust the notes payable to the sellers as a result of Landec's Common Stock having an average closing price in June 2001 below $6.00 per share.

The following is a summary of the purchase price allocation (in thousands):

Net assets and liabilities	$ 2,014
Customer base	1,821
Work force in place	1,395
Trademark	9,100
Goodwill	20,688
	$35,018

The acquisition by Landec of all the outstanding capital stock of Apio was exchanged for the following:

Landec common stock	$14,217
Contractual deferred obligations	4,683
Cash paid or set aside as a liability	13,771
Purchase price before acquisition costs	32,671
Acquisition costs	2,347
Total purchase price	$35,018

3. Business Acquisitions (Continued)

To fund the transaction, Landec issued 2.5 million shares of common stock to the prior owners of Apio. Apio replaced a portion of its existing bank debt with a $11.25 million term note and entered into a new $12 million line of credit agreement with a bank. Existing debt of $3.7 million was assumed in the transaction. In a separate transaction, Landec sold $10 million ($9.1 million net of issuance costs) of convertible preferred stock (converted into 1,666,670 shares of Common Stock on November 19, 2002) to a private, long-term, investor at a $6.00 per share equivalent price.

The results of operations and cash flows for fiscal year 2000 include the results of Apio from November 29, 1999 through October 29, 2000.

The following pro forma summary of consolidated revenues, net loss and net loss per share for fiscal years 2000 assumes the acquisition occurred on November 1, 1999. These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of Landec's financial results if the acquisition had taken place at the beginning of fiscal year 2000 or of future results, and do not include the cumulative effect of the change in accounting principle (Note 1) (in thousands, except per share amounts).

	Fiscal Year 2000
Revenue	$224,671
Net loss	$ (2,179)
Net loss per share	$ (0.14)

4. Exit of Fruit Processing and Domestic Commodity Vegetable Businesses

In September 2000, management of Landec decided to discontinue processing fruit at its Reedley facility, part of the Food Products Technology segment. At that time, Landec's management determined that all fruit processing personnel and the majority of the administrative staff at the facility would be terminated. The plan, including termination benefits, was approved by management and communicated to the affected employees during fiscal year 2000, and the facility was shut down in January 2001.

The Company recorded a charge of $525,000 in fiscal year 2000, primarily for severance and payroll related costs, in the accompanying consolidated statement of operations. This amount was fully paid in fiscal year 2001. In June 2002, the Company sold the fruit processing facility for $2.2 million and recorded a gain on the sale of $436,000 which is included in other income for fiscal year 2002 in the consolidated statement of operations. In December 2002, the Company sold a portion of the fruit processing equipment and the rights to the Company's Great Whites™ trademark to the purchaser of the facility for $703,000 resulting in a net gain of $39,000. The portion of the fruit equipment that was not sold is being used in Apio's value-added vegetable business. Included in the assets held for sale amount in the accompanying consolidated balance sheets as of October 28, 2001 was $2.8 million related to the fruit processing facility and equipment.

During fiscal year 2003, management of Landec decided to exit its domestic commodity vegetable business in order to focus on Apio's growing value-added specialty packaging and export business. The Company recorded a charge of $1.1 million in fiscal year 2003, primarily for the writedown of inventory that the Company would no longer be able to sell as a result of exiting this business and the writedown of notes receivable that the Company determined would be uncollectible as a result of the Company no

4. Exit of Fruit Processing and Domestic Commodity Vegetable Businesses (Continued)

longer continuing this business activity. As of May 25, 2003, the Company was seeking to sell certain assets associated with this business, predominantly carton inventory and equipment.

5. Notes and Advances Receivable

	May 25, 2003	October 27, 2002	October 28, 2001
Notes and advances receivable at May 25, 2003, October 27, 2002 and October 28, 2001 consisted of the following (in thousands):			
Various notes receivable from growers, with principal and interest ranging from the prime rate to the prime rate plus 3% to a maximum of 10%, payments to be withheld from proceeds derived from crop sales, due through December 2003, secured by crops and/or deeds of trust	$ 843	$ 2,731	$ 3,902
Note receivable due from buyer of fruit processing equipment in annual installments of $98,143 plus interest at prime rate plus 1.0%, with final payment due October 20, 2009, secured by purchased assets	703	—	—
Notes receivable due from grower in monthly installments of $33,333 plus interest at prime rate plus 1.0%, with final payment due on October 31, 2004, secured by deed of trust	556	801	—
Note receivable due from grower in annual installments of $114,885 including interest at 7%, with final payment due October 31, 2006, secured by deed of trust	541	—	—
Various notes receivable from growers bearing no interest on cartons in inventory, payments to be withheld based on carton usage, due through December 2003, secured by carton inventory	268	318	—
Notes receivable due from grower, with principal and interest ranging from prime rate plus 1.75% to prime rate plus 2.0%, secured by their respective partnership interest in Apio Cooling	441	280	—
Note receivable due from grower in annual installments of $60,714 plus interest at prime rate plus 1.0% with final payment due November 1, 2004, secured by crops	—	249	243
Note receivable due from grower in annual installments of $20,000 plus interest at prime rate plus 1.0% with final payment due January 31, 2005, secured by crops	—	619	674
Note receivable due from grower with payment due on October 20, 2003 of $116,595 plus interest at prime rate plus 1.0%, and final payment of $60,714 due October 20, 2004 plus interest at prime rate plus 1.0% secured by leasehold rights	177	—	—
Note receivable due from grower in annual installments of $33,437 plus interest at prime rate plus 1.0%, with final payment due December 31, 2007, unsecured	137	—	—
Note receivable due from a related party with interest at the prime rate, payments to be withheld from proceeds derived from crop sales due December 31, 2003, secured by crops and deeds of trust	83	751	475
Note receivable due from buyer of fruit processing equipment in annual installments of $2,857 plus interest at prime rate plus 1.0%, with final payment due October 20, 2009	21	—	—
Short term advances and other	161	3	930
Gross notes and advances receivable	3,931	5,752	6,224
Less allowance for doubtful notes	(416)	(224)	(225)
Net notes and advances receivable	3,515	5,528	5,999
Less current portion of notes and advances receivable, including related party note	(2,395)	(4,396)	(4,393)
Non-current portion of notes and advances receivable	$ 1,120	$ 1,132	$ 1,606

5. Notes and Advances Receivable (Continued)

Landec is obligated to make additional loans to growers under certain of these note receivable agreements. At May 25, 2003, Landec had outstanding commitments to fund up to an additional $1.1 million to growers under these existing note receivable agreements.

6. Property and Equipment

Property and equipment consists of the following (in thousands):

	May 25, 2003	October 27, 2002	October 28, 2001
Land and buildings	$ 10,334	$ 10,319	$10,196
Leasehold improvements	1,443	1,479	1,722
Computer, capitalized software, machinery, equipment and autos	19,256	19,666	12,041
Furniture and fixtures	526	534	1,730
Construction in process	689	230	3,675
	32,248	32,228	29,364
Less accumulated depreciation and amortization	(13,737)	(12,326)	(9,365)
	$ 18,511	$ 19,902	$19,999

Depreciation expense for the seven months ended May 25, 2003, and the fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000 was $1.9 million, $3.3 million, $2.7 million, and $2.9 million, respectively. Equipment under capital leases, which totals approximately $4.4 million at May 25, 2003, is security for the related lease obligations. The related accumulated amortization is $994,000.

7. Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. The Company has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. The following table shows what net loss would have been had the provision been applied at the beginning of fiscal year 2000 (in thousands, except per share amounts):

	Year Ended	
	October 28, 2001	October 29, 2000
Net loss as reported	$(7,875)	$(3,998)
Goodwill and other intangible amortization	2,675	2,055
Adjusted net loss	$(5,200)	$(1,943)
Loss per share as reported	$ (0.48)	$ (0.25)
Goodwill and other intangible amortization	0.16	0.13
Adjusted loss per share	$ (0.32)	$ (0.12)

7. Intangible Assets (Continued)

Changes in the carrying amount of goodwill for the seventh months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001 by reportable segment, are as follows (in thousands):

	Food Products Technology	Agricultural Seed Technology	Total
Balance as of October 28, 2000	$19,107	$2,604	$21,711
Goodwill acquired during the period	1,170	416	1,586
Goodwill amortized during the period	(1,102)	(193)	(1,295)
Balance as of October 28, 2001	19,175	2,827	22,002
Workforce and customer base reclassified	2,187	1,062	3,249
Goodwill acquired during the period	—	482	482
Balance as of October 27, 2002	21,362	4,371	25,733
Goodwill acquired during the period	—	383	383
Balance as of May 25, 2003	$21,362	$4,754	$26,116

Information regarding Landec's other intangible assets is as follows (in thousands):

	May 25, 2003			October 27, 2002			October 28, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Unamortized Intangible Assets									
Trademark	$13,300	$(1,730)	$11,570	$13,300	$(1,730)	$11,570	$13,300	$(1,730)	$11,570
Amortized Intangible Assets									
Other	579	(439)	140	579	(402)	177	5,536	(2,003)	3,533
	$13,879	$(2,169)	$11,710	$13,879	$(2,132)	$11,747	$18,836	$(3,733)	$15,103

Amortization expense including amortization of other assets, for the seven months ended May 25, 2003 was $132,000 and $9,000 for Food Products Technology and Agricultural Seed Technology, respectively. Amortization expense, including amortization of other assets, was $141,000, $199,000, $2.7 million and $2.2 million for the seven months ended May 25, 2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000, respectively.

8. Shareholders' Equity

Convertible Preferred Stock

The Company has authorized two million shares of preferred stock, and as of May 25, 2003 has outstanding 160,881 shares of Series B Preferred Stock.

On November 19, 2002, 166,667 shares of Series A Convertible Preferred Stock were converted into 1,666,670 shares of Common Stock.

8. Shareholders' Equity (Continued)

Pursuant to a Series B Convertible Preferred Stock Purchase Agreement dated October 24, 2001, by and among the Company and the Seahawk Ranch Irrevocable Trust, the Company completed a financing that raised approximately $5.0 million through a private placement of its Series B Convertible Preferred Stock (the "Series B Preferred Stock"). Pursuant to this agreement, the Company issued 142,857 shares of Series B Preferred Stock of the Company at $35.00 per share (representing 1,428,570 shares of Common Stock on a converted basis). A director of the Company is a trustee of the Seahawk Ranch Irrevocable Trust. From October 24, 2001 through May 25, 2003, 18,024 shares of Series B Preferred Stock were issued as dividends to the Seahawk Ranch Irrevocable Trust.

Each share of Series B convertible preferred stock is, at the option of the holder, convertible into shares of Common Stock, subject to certain antidilution adjustments, in accordance with the conversion formula provided in the Company's Articles of Incorporation (currently a 10:1 ratio).

Each share of convertible preferred stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares could be converted and have the voting rights and powers of the Common Stock, voting together as a single class.

Holders of Series B Preferred Stock are entitled to cumulative dividends payable in additional shares of Series B Preferred Stock at an annual rate of eight percent (8%) for the first two years, ten percent (10%) for the third year and twelve percent (12%) thereafter, following the initial sale on October 25, 2001 of shares of Series B Preferred Stock. Series B preferred stockholders have been issued 18,024 shares of Series B Preferred Stock as stock dividends since the close of the sale. Dividends for Series B Preferred Stock are cumulative and were declared by the Company's Board of Directors and issued at a price of $35 per share as per the agreement. The Series B Preferred Stock is redeemable, solely at the option of the Company, at principal plus accrued dividends, which accrue when declared at a rate of $2.80 per share annually.

Upon liquidation, Series B preferred stockholders shall receive in preference to the holders of Common Stock a return equal to the original issue price of the shares plus any accrued but unpaid dividends.

Common Stock, Stock Purchase Plans and Stock Option Plans

In March 2002, the Company raised $7.3 million, net of $700,000 of expenses, through a private placement of 2,580,663 shares of Common Stock. The Company has filed a registration statement with the SEC for the resale of the stock.

At May 25, 2003, the Company had 7,199,292 common shares reserved for future issuance under Landec stock option plans (5,234,100) and employee stock purchase plans (356,382) and for conversion of outstanding preferred stock (1,608,810).

8. Shareholders' Equity (Continued)

The 1995 Directors' Stock Option Plan (the "Directors' Plan") provides that each person who becomes a nonemployee director of the Company, who has not received a previous grant, shall be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the shareholders each non-employee director shall be granted an additional option to purchase 10,000 shares of Common Stock if, on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the date of such annual meeting. The exercise price of the options is the fair market value of the Company's Common Stock on the date the options are granted. The Directors' Plan, as amended in 1998, authorizes the issuance of 400,000 shares under the plan. Options granted under this plan are exercisable and vest upon grant. All directors' stock option grants outstanding on December 4, 1997 with an exercise price greater than $6.75, were repriced to $6.75 per share, the fair market value of the Company's common stock on April 15, 1998, the date of the annual shareholders' meeting.

The 1996 Non-Executive Stock Option Plan authorizes the Board of Directors to grant non-qualified stock options to employees, including executive officers, and outside consultants of the Company. The exercise price of the options will be equal to the fair market value of the Company's Common Stock on the date the options are granted. As amended in 1999, 1,500,000 shares are authorized to be issued under this plan. Options are generally exercisable upon vesting and generally vest ratably over four years and are subject to repurchase if exercised before being vested.

In November 1996, the Company's Board of Directors approved the 1996 Stock Option Plan. Under this plan, the Board of Directors of Landec may grant stock purchase rights, incentive stock options or non-statutory stock options to Landec executives. The exercise price of the stock purchase rights, incentive stock options and non-statutory stock options may be no less than 100% of the fair market value of Landec's Common Stock on the date the options are granted. The plan, as amended, authorizes the issuance of 2,000,000 shares of Landec Common Stock under the plan. Options generally are exercisable upon vesting, generally vest ratably over four years and are subject to repurchase if exercised before being vested.

In November 1999, the Company's Board of Directors granted to the CEO of Apio a non-statutory stock option to purchase 790,000 shares of Landec's common stock. The exercise price of the grant was the fair market value of Landec's common stock on the date of grant. The option vests over two years.

In December 1999, the Company granted an option to purchase 200,000 shares of Common Stock to the CEO of Landec under the 1996 Stock Option Plan. The option had an exercise price of $6.25 per share, and vested in three equal amounts if the stock price reaches an average of $10, $20, and $30, respectively, for a twenty consecutive day trading period prior to December 2003. In September 2001, the option holder agreed to cancel this option in exchange for $60,000, based upon an independent appraisal of the fair value of the option, in deferred compensation. On April 12, 2002, the Company paid the $60,000 to the option holder.

In October 2000, the Company's Board of Directors approved the New Executive Stock Option Plan. Under this plan, the Board of Directors may grant non-statutory stock options to officers of Landec or officers of Apio or Landec Ag whose employment with each of those companies began after October 24, 2000. The exercise price of the non-statutory stock options may be no less than 100% and 85%, for named executives and non-named executives, respectively, of the fair market value of Landec's common stock on the date the options are granted. Options generally are exercisable upon

8. Shareholders' Equity (Continued)

vesting, generally vest ratably over four years and are subject to repurchase if exercised before being vested. 210,000 shares are authorized to be issued under this plan.

The various repricings effected by the Company do not result in variable accounting under FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," since they were effected prior to December 15, 1998.

Activity under all Landec Stock Option Plans is as follows:

	Options Available for Grant	Outstanding Options	
		Number of Shares	Weighted Average Exercise Price
Balance at October 31, 1999	1,447,284	2,935,720	$4.14
Additional shares reserved	1,000,000	—	—
Options granted	(1,614,150)	1,614,150	$6.27
Options exercised	—	(94,002)	$3.42
Options forfeited	141,029	(141,029)	$5.19
Expired in 1988 Plan	(4,078)	—	—
Balance at October 29, 2000	970,085	4,314,839	$4.92
Additional shares reserved	500,000	—	—
Options granted	(606,800)	606,800	$3.44
Options exercised	—	(311,609)	$0.72
Options forfeited	599,264	(599,264)	$5.45
Expired in 1988 Plan	(58,281)	—	—
Balance at October 28, 2001	1,404,268	4,010,766	$4.93
Options granted	(430,739)	430,739	$3.44
Options exercised	—	(71,574)	$0.86
Options forfeited	334,581	(334,581)	$4.91
Expired in 1988 Plan	(85,760)	—	—
Balance at October 27, 2002	1,222,350	4,035,350	$4.85
Options granted	(375,000)	375,000	$2.34
Options exercised	—	(23,600)	$0.66
Options forfeited	332,506	(332,506)	$5.06
Balance at May 25, 2003	1,179,856	4,054,244	$4.63

At May 25, 2003, October 27, 2002, October 28, 2001 and October 29, 2000, options to purchase 3,161,710, 3,249,878, 2,901,861 and 1,974,146 of Landec's common stock were vested, respectively. No options have been exercised prior to being vested.

No deferred compensation expense was recognized in the Company's financial statements for stock-option awards under APB 25 for the seven months ended May 25, 2003, and fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000.

8. Shareholders' Equity (Continued)

The following tables summarize information about Landec options outstanding and exercisable at May 25, 2003.

OPTIONS OUTSTANDING

Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price
$0.5800 - $2.5500	465,752	6.16	$1.66
$2.8200 - $3.3750	642,374	8.30	$3.22
$3.4000 - $3.9600	415,478	8.36	$3.61
$4.0000 - $4.9380	280,375	5.87	$4.88
$5.0000 - $5.0000	912,357	4.59	$5.00
$5.2500 - $6.1250	137,700	6.23	$5.81
$6.2500 - $6.2500	870,000	2.54	$6.25
$6.5630 - $7.6250	330,208	5.35	$6.89
$0.5800 - $7.6250	4,054,244	5.56	$4.63

OPTIONS EXERCISEABLE

Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price
$0.5800 - $2.5500	293,969	$1.53
$2.8200 - $3.3750	251,497	$3.22
$3.4000 - $3.9600	321,831	$3.56
$4.0000 - $4.9380	270,403	$4.90
$5.0000 - $5.0000	737,357	$5.00
$5.2500 - $6.1250	124,312	$5.79
$6.2500 - $6.2500	870,000	$6.25
$6.5630 - $7.6250	292,341	$6.98
$0.5800 - $7.6250	3,161,710	$4.92

Employee Stock Purchase Plan. The Company has an employee stock purchase plan which permits eligible employees to purchase Common Stock, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or on the purchase date. As of May 25, 2003, 618,618 shares have been issued under the Purchase Plan.

Landec Ag Stock Plan. Under the 1996 Landec Ag Stock Plan, the Board of Directors of Landec Ag may grant stock purchase rights, incentive stock options or non-statutory stock options to employees and outside consultants. The exercise price of the stock purchase rights, incentive stock options and non-statutory stock options may be no less than 85%, 100% and 85%, respectively, of the fair market value of Landec Ag's common stock as determined by Landec Ag's Board of Directors. 2,000,000 shares are authorized to be issued under this plan. Options generally are exercisable upon vesting and generally vest ratably over four years and are subject to repurchase if exercised before being vested.

8. Shareholders' Equity (Continued)

The following table summarizes activity under the Landec Ag Stock Option Plan.

		Outstanding Options	
	Options Available	Number of Shares	Weighted Average Exercise Price
Balance at October 31, 1999	476,691	1,522,775	$0.24
Options granted	(211,900)	211,900	$1.00
Options exercised	—	(18,215)	$0.21
Options forfeited	10,360	(10,360)	$0.37
Balance at October 29, 2000	275,151	1,706,100	$0.33
Options granted	(23,200)	23,200	$1.00
Options exercised	—	(107,333)	$0.11
Options forfeited	41,667	(41,667)	$0.70
Balance at October 28, 2001	293,618	1,580,300	$0.35
Options granted	(20,000)	20,000	$1.00
Options exercised	—	(200,000)	$0.10
Options forfeited	10,530	(10,530)	$0.42
Balance at October 27, 2002	284,148	1,389,770	$0.39
Options granted	(57,000)	57,000	$1.00
Options exercised	—	—	—
Options forfeited	1,770	(1,770)	$1.00
Balance at May 25, 2003	228,918	1,445,000	$0.41

At May 25, 2003, options to purchase 1,311,830 shares with an average exercise price of $0.36 per share of Landec Ag's common stock were vested. For the options outstanding at May 25, 2003, 725,000 options were granted with an exercise price of $0.10, 241,800 options were granted with an exercise price of $0.20 and 478,200 were granted with an exercise price of $1.00. As of May 25, 2003, the Company has 1,673,918 common shares reserved for future issuance under the Landec Ag stock option plan.

Apio Stock Plan. In connection with the acquisition of Apio, the Board of Directors of Landec authorized the establishment of the 1999 Apio Stock Option Plan ("1999 Plan"). Under the 1999 Plan, the Board of Directors of Apio may grant incentive stock options or non-statutory stock options to employees and outside consultants. The exercise price of the incentive stock options and non-statutory stock options may be no less than 100% and 85%, respectively, of the fair market value of Apio's common stock as determined by Apio's Board of Directors. Five million shares were authorized to be issued under this plan. Options were exercisable upon vesting and generally vested ratably over four years and were subject to repurchase if exercised before being vested. As of May 25, 2003, options for two million shares had been granted at an exercise price of $2.10 per share.

In May 2000, the 1999 Plan was terminated. All existing grants remain outstanding, and no future grants will be made from the plan. Concurrently, the 2000 Apio Stock Option Plan ("2000 Plan") was authorized by Apio's Board of Directors, which authorized the issuance of two million shares under the

8. Shareholders' Equity (Continued)

same terms and conditions as the 1999 Plan. As of May 25, 2003, options for 515,625 shares are outstanding under the 2000 Plan at an exercise price of $2.10 per share.

The following table summarizes activity under the Apio Stock Option Plan.

		Outstanding Options	
	Options Available	Number of Shares	Weighted Average Exercise Price
Balance at December 2, 1999	4,000,000	—	—
Options granted	(2,814,000)	2,814,000	$2.10
Options exercised	—	—	
Options forfeited	57,000	(57,000)	$2.10
Balance at October 29, 2000	1,243,000	2,757,000	$2.10
Options granted	(134,500)	134,500	$2.10
Options exercised	—	(583)	$2.10
Options forfeited	104,022	(104,022)	$2.10
Balance at October 28, 2001	1,212,522	2,786,895	$2.10
Options granted	(145,000)	145,000	$2.10
Options exercised	—	—	$2.10
Options forfeited	143,251	(143,251)	$2.10
Balance at October 27, 2002	1,210,773	2,788,644	
Options granted	(100,000)	100,000	$2.10
Options exercised	—	—	$2.10
Options forfeited	373,019	(373,019)	$2.10
Balance at May 25, 2003	1,483,792	2,515,625	

At May 25, 2003, options to purchase 2,255,846 shares of Apio common stock were vested. As of May 25, 2003, the Company has 3,999,417 common shares reserved for future issuance under the Apio stock option plans.

9. Debt

Revolving debt

On May 25, 2003, Apio had a revolving line of credit with Bank of America that allowed for borrowings up to a maximum of $12.0 million, which expires on August 31, 2003. Outstanding amounts bear interest at the greater of the prime rate set by Bank of America or the Federal fund rate plus a margin of 1.75%, (5.75% at May 25, 2003). At May 25, 2003, October 27, 2002 and October 28, 2001, $6.2 million, $7.6 million and $11.0 million, respectively, were outstanding under the revolving line of credit. The revolving line of credit contains certain restrictive covenants, which, among other things, affect the ability of Apio to make payments on debt owed by Apio to Landec. The Company has subordinated to Bank of America $23.1 million of contributions made from Landec to Apio from the acquisition date of December 2, 1999 through May 25, 2003. Landec has pledged substantially all of the assets of Apio to secure the revolving line of credit. On April 27, 2003, Apio was in technical violation of the minimum net worth covenant under this agreement. Subsequently, Bank of America provided a written waiver of this violation as of April 27, 2003.

9. Debt (Continued)

Landec Ag has a revolving line of credit which allows for borrowings of up to $7.5 million, based on Landec Ag's inventory levels. The interest rate on the revolving line of credit is the prime rate plus 0.50 or 4.5% on an annual basis. The line of credit contains certain restrictive covenants, which, among other things, affect the ability of Landec Ag to make payments on debt owed by Landec Ag to Landec. Landec has pledged substantially all of the assets of Landec Ag to secure the line of credit. At May 25, 2003, $1.0 million was outstanding under the revolving line of credit.

The weighted average interest rate on the Company's lines of credit was 5.51%, 5.46% and 6.54% for the seven months ended May 25, 2003 and for the fiscal years ended October 27, 2002 and October 28, 2001, respectively.

In addition, under a $1.0 million equipment line, $600,000 of equipment was purchased and in June 2001, that $600,000 was converted into a four-year, 8% per annum term note. As of May 25, 2003, $346,000 was outstanding under this term note.

Long-Term Debt

Long-term debt consists of the following (in thousands):

	May 25, 2003	October 27, 2002	October 28, 2001
Bank term loan for Apio	$ —	$ —	$ 8,250
Contractual obligation to former owners of Apio; due in annual installments of $1,235,000 through January 2, 2005 (see Note 3)	2,170	3,122	4,023
Note payable of Apio to a commercial finance company; due in monthly installments of $10,500 including interest at 3.8% with final payment due December 2019	1,541	1,580	1,645
Capital lease obligation due in monthly installments of $65,900, including interest at 11.27% with final payment due April 2004, secured by computer hardware and a letter of credit	747	1,147	1,663
Note payable of Apio to a bank; due in monthly installments of $8,000 including interest at 8.03% with final payment due December 2015	767	789	822
Various notes payable with interest rates ranging from 8.00% to 9.38%	796	522	843
Capitalized lease obligations with interest rates ranging from 10.47% to 19.45%	229	285	558
	6,250	7,445	17,804
Less current portion	(2,375)	(2,193)	(4,969)
	$ 3,875	$ 5,252	$12,835

9. Debt (Continued)

Maturities of long-term debt, including obligations under capital lease agreements, for each year presented are as follows (in thousands):

FY 2004	$2,375
FY 2005	1,588
FY 2006	309
FY 2007	136
FY 2008	133
Thereafter	1,709
	$6,250

In May 2001, Apio entered into a capital lease agreement to fund the majority of the costs of a new ERP business system. As of May 25, 2003, $747,000 was outstanding under this capital lease.

The contractual obligation of $2.5 million ($1.235 million a year for two years) to former shareholders of Apio is non-interest bearing and accordingly has been discounted at Apio's incremental borrowing rate resulting in a discounted value of $2.2 million at May 25, 2003. In June 2001, under provisions of the acquisition agreement, because Landec's closing stock price was below $6.00 on average during June 2001, the Company increased its obligation to the former owners of Apio by $700,000 ($591,000 on a discounted basis), $350,000 of which was outstanding at May 25, 2003 and is included in the $2.5 million referenced above.

The term debt and revolving note agreements contains various financial covenants including minimum fixed coverage ratio, minimum current ratio, minimum adjusted net worth and maximum leverage ratios. The loan agreements, through restricted payment covenants and amendments, limit the ability of Apio and Landec Ag to make cash payments to Landec.

Landec has pledged substantially all of Apio's and Landec Ag's assets to secure their term debt.

10. Income Taxes

The Company has recorded no provision for income taxes for the seven months ended May 25, 2003 and for the years ended October 27, 2002, October 28, 2001, and October 29, 2000, respectively.

As of May 25, 2003, the Company had federal and state net operating loss carryforwards of approximately $42.8 million and $8.2 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $1.2 million and $900,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2003 through 2023, if not utilized.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

10. Income Taxes (Continued)

Significant components of the Company's deferred tax assets are as follows (in thousands):

	May 25, 2003	October 27, 2002	October 28, 2001
Deferred tax assets:			
Net operating loss carryforwards	$15,000	$16,000	$13,200
Research credit carryforwards	1,800	1,800	1,800
Capitalized research and development	200	200	300
In-process research and development	—	—	800
Discontinued operation—Dock Resins	—	—	1,000
Other—net	(500)	(500)	—
Net deferred tax assets	16,500	17,500	17,100
Valuation allowance	(16,500)	(17,500)	(17,100)
Net deferred tax assets	$ —	$ —	$ —

Due to the Company's absence of earnings history, the net deferred tax asset has been fully offset by a valuation allowance, which has decreased by $1.0 million in the current year.

Approximately $152,000 of the valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

11. Commitments and Contingencies

Operating Leases

Landec leases facilities and equipment under operating lease agreements with various terms and conditions, which expire at various dates through December 2006. The approximate future minimum lease payments under these operating leases, excluding farmland leases, at May 25, 2003 are as follows (in thousands):

	Amount
FY2004	$497
FY2005	69
FY2006	45
FY2007	22
	$633

Rent expense for operating leases, including month to month arrangements was $883,000 for the seven months ended May 25, 2003, $1.3 million for the fiscal year ended October 27, 2002, $921,000 for the fiscal year ended October 28, 2001 and $1.1 million for the fiscal year ended October 29, 2000.

Land Leases

Landec, through its Apio subsidiary, also leases farmland under various non-cancelable leases expiring through October 2005. Landec subleases substantially all of the farmland to growers. The subleases are generally non-cancelable and expire through October 2005. The approximate future

11. Commitments and Contingencies (Continued)

minimum leases and sublease amounts receivable under farmland leases at May 25, 2003 are as follows (in thousands):

	Minimum Lease Payments	Sublease Rents Receivable	Net
FY 2004	$1,344	$1,218	$126
FY 2005	776	726	50
FY 2006	99	78	21
	$2,219	$2,022	$197

Rent expense for land leases net of sublease rents, including month to month arrangements was $125,000 for the seven months ended May 25, 2003, $378,000 for the fiscal year ended October 27, 2002, $131,000 for the fiscal year ended October 28, 2001 and $248,000 for the fiscal year ended October 29, 2000.

Employment Agreements

Landec has entered into employment agreements with certain key employees. These agreements provide for these employees to receive incentive bonuses based on the financial performance of certain divisions in addition to their annual base salaries. Certain key employees also receive minimum bonuses for their second year assuming continued employment. The accrued incentive bonuses amounted to $328,000 at May 25, 2003, $278,000 at October 27, 2002 and $502,000 at October 28, 2001.

Licensing Agreement

In fiscal year 2001, the Company entered into an agreement for the exclusive worldwide rights to market grapes under certain brand names. Under the terms of the agreement, the Company is obligated to make annual payments as follows: $250,000 for fiscal year 2004 and $200,000 for fiscal years 2005 through 2011 and $100,000 in fiscal year 2012.

Purchase Commitments

At May 25, 2003, the Company was committed to pay $1.2 million for the purchase of produce, that will occur during fiscal year 2004.

12. Employee Savings and Investment Plans

The Company sponsors a 401(k) plan which is available to substantially all of the Company's employees.

Landec's Corporate Plan, which is available to Landec Corporate and Landec Ag employees ("Landec Plan"), allows participants to contribute from 1% to 50% of their salaries, up to the Internal Revenue Service (IRS) limitation into designated investment funds. Beginning in fiscal year 2001, the Company amended the plan so that it contributes an amount equal to 50% of the participants' contribution up to 3% of the participants' salary. In May 2003, the Company again amended the plan to make the Company's matching contribution to the plan on behalf of participants voluntary, and to make employees participation in the plan voluntary. Participants are at all times fully vested in their

12. Employee Savings and Investment Plans (Continued)

contributions. The Company's contribution vests over a four-year period at a rate of 25% per year. The Company retains the right, by action of the Board of Directors, to amend, modify, or terminate the plan. For the seven months ended May 25, 2003 and for the fiscal years ended October 27, 2002 and October 28, 2001, the Company contributed $171,000, $126,000 and $96,000, respectively, to the Landec Plan.

The Company also sponsored a 401(k) plan available to substantially all of Apio's employees ("Apio Plan"). The plan's participants could contribute from 1% to 50% of their salary, up to the IRS limitation into designated investment funds. Apio, in turn, contributed an amount, as required by the plan, which was a portion of the participant's contributions. Participants were at all times fully vested in their contributions. Apio's contribution vested over a six-year period beginning in year two at a rate of 20% per year. In the seven months ended May 25, 2003, and the fiscal years ended October 27, 2002, October 28, 2001 and October 29, 2000, Apio contributed $36,000, $320,000, $208,000, and $282,000, respectively, to the Apio Plan.

In December 2002, the Apio Plan was merged into the Landec Plan and all funds from the Apio Plan were transferred into the Landec Plan at that time.

13. Business Segment Reporting

Landec operates in two business segments: the Food Products Technology segment and the Agricultural Seed Technology segment. The Food Products Technology segment markets and packs produce and specialty packaged fresh-cut vegetables that incorporate the Intelimer packaging technology for the fresh-cut and whole produce industry through its Apio subsidiary. The amounts presented for fiscal year 2000 include the results of Apio from the effective acquisition close date of November 29, 1999 through October 29, 2000. The Agricultural Seed Technology segment markets and distributes hybrid seed corn to the farming industry and is developing seed coatings using Landec's proprietary Intelimer® polymers through Landec Ag. The Corporate and Other segment includes the operations from the Company's Technology Licensing/Research and Development business and corporate operating expenses. The Food Products Technology and Agricultural Seed Technology segments include charges for corporate services allocated from the Corporate and Other segment.

13. Business Segment Reporting (Continued)

Corporate and Other amounts include non-core operating activities, corporate operating costs and net interest expense. Operations by Business Segment consisted of the following (in thousands):

	Food Products Technology	Agricultural Seed Technology	Corporate and Other	TOTAL
Seven Months Ended May 25, 2003				
Net sales	$ 90,431	$21,042	$ 786	$112,259
International sales	$ 17,948	$ —	$ —	$ 17,948
Gross profit	$ 11,334	$ 8,584	$ 786	$ 20,704
Net income (loss)	$ (1,672)	$ 3,197	$ 266	$ 1,791
Identifiable assets	$ 76,669	$17,994	$ 2,224	$ 96,887
Depreciation and amortization	$ 1,687	$ 277	$ 77	$ 2,041
Capital expenditures	$ 988	$ 222	$ 26	$ 1,236
Interest income	$ 128	$ 2	$ 14	$ 144
Interest expense	$ 568	$ 74	$ —	$ 642
Income tax expense (benefit)	$ —	$ —	$ —	$ —
Fiscal Year Ended October 27, 2002				
Net sales	$160,596	$19,439	$ 3,120	$183,155
International sales	$ 36,273	$ —	$ —	$ 36,273
Gross profit	$ 20,183	$ 8,037	$ 3,120	$ 31,340
Net income (loss) from continuing operations	$ (2,134)	$ (714)	$ 3,049	$ 201
Identifiable assets	$ 65,489	$15,405	$26,909	$107,803
Depreciation and amortization	$ 2,822	$ 507	$ 171	$ 3,500
Capital expenditures	$ 1,774	$ 634	$ 138	$ 2,546
Interest income	$ 184	$ 46	$ 17	$ 247
Interest expense	$ 1,440	$ 109	$ 2	$ 1,551
Income tax expense (benefit)	$ —	$ —	$ —	$ —
Fiscal Year Ended October 28, 2001				
Net sales	$173,609	$16,211	$ 826	$190,646
International sales	$ 33,139	$ —	$ —	$ 33,139
Gross profit	$ 20,458	$ 6,659	$ 697	$ 27,814
Net income (loss) from continuing operations	$ (2,632)	$(2,761)	$ 555	$ (4,838)
Identifiable assets	$ 81,399	$17,842	$20,881	$120,122
Depreciation and amortization	$ 3,918	$ 1,120	$ 392	$ 5,430
Capital expenditures	$ 6,108	$ 462	$ 391	$ 6,961
Interest income	$ 601	$ 4	$ 12	$ 617
Interest expense	$ 2,536	$ 253	$ —	$ 2,789
Income tax expense (benefit)	$ —	$ —	$ —	$ —
Fiscal Year Ended October 29, 2000				
Net sales	$178,871	$17,212	$ 1,143	$197,226
International sales	$ 34,607	$ —	$ —	$ 34,607
Gross profit	$ 21,958	$ 7,224	$ 829	$ 30,011
Net income (loss) from continuing operations	$ 249	$(2,914)	$ 595	$ (2,070)
Identifiable assets	$ 95,267	$15,775	$17,123	$128,165
Depreciation and amortization	$ 3,668	$ 1,055	$ 391	$ 5,114
Capital expenditures	$ 2,839	$ 763	$ 185	$ 3,787
Interest income	$ 723	$ 82	$ 68	$ 873
Interest expense	$ 2,060	$ 23	$ —	$ 2,083
Income tax expense (benefit)	$ 588	$ —	$ (588)	$ —

14. Quarterly Consolidated Financial Information (unaudited)

The following is a summary of the unaudited quarterly results of operations for the seven months ended May 25, 2003, and the fiscal years 2002 and 2001 (in thousands, except for per share amounts):

Seven Months Ended May 25, 2003	Three Months Ended January 26 2003	Three Months Ended April 27, 2003
Revenues	$41,125	$56,845
Gross profit	$ 5,723	$12,738
Net income (loss)	$ (2,036)	$ 4,673
Net income/(loss) per basic share	$ (0.10)	$ 0.22
Net income/(loss) per dilutive share	$ (0.10)	$ 0.18

FY 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	FY 2002
Revenues	$40,346	$57,118	$44,469	$41,222	$183,155
Gross profit	4,687	13,800	6,514	6,339	31,340
Income (loss) from continuing operations	(3,520)	5,423	(482)	(1,220)	201
Income (loss) from discontinued operations	—	—	—	(1,688)	(1,688)
Net income (loss)	$ (3,520)	$ 5,423	$ (482)	$ (2,908)	$ (1,487)
Basic amounts per common share:					
Continuing operations	$ (.22)	$ .30	$ (.03)	$ (.07)	$ (.01)
Discontinued operations	—	—	—	(.09)	(.09)
Net income/(loss) per basic share	$ (.22)	$ .30	$ (.03)	$ (.16)	$ (.10)
Dilutive amounts per common share:					
Continuing operations	$ (.22)	$ .24	$ (.03)	$ (.07)	$ (.01)
Discontinued operations	—	—	—	(.09)	(.09)
Net income/(loss) per dilutive share	$ (.22)	$ .24	$ (.03)	$ (.16)	$ (.10)

FY 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	FY 2001
Revenues	$44,735	$59,807	$47,050	$39,054	$190,646
Gross profit	4,832	11,236	6,024	5,722	27,814
Income (loss) from continuing operations	(3,924)	3,525	(1,553)	(2,886)	(4,838)
Income (loss) from discontinued operations	(15)	(343)	209	(2,888)	(3,037)
Net income (loss)	$ (3,939)	$ 3,182	$ (1,344)	$ (5,774)	$ (7,875)
Basic amounts per common share:					
Continuing operations	$ (.24)	$ .22	$ (.09)	$ (.17)	$ (.29)
Discontinued operations	—	(.02)	.01	(.18)	(.19)
Net income/(loss) per basic share	$ (.24)	$ .20	$ (.08)	$ (.35)	$ (.48)
Dilutive amounts per common share:					
Continuing operations	$ (.24)	$ .19	$ (.09)	$ (.17)	$ (.29)
Discontinued operations	—	(.02)	.01	(.18)	(.19)
Net income/(loss) per dilutive share	$ (.24)	$ .17	$ (.08)	$ (.35)	$ (.48)

15. Subsequent Events (unaudited)

Effective June 30, 2003, the Company sold certain assets related to its former domestic commodity vegetable business to Apio Fresh, LLC, in exchange for notes receivable, a long-term produce supply agreement for the Company's value-added specialty packaging business and a per carton royalty for use of Apio's brand names based on units sold by Apio Fresh, LLC.

On August 20, 2003, the Company entered into a $12 million revolving line of credit based on Apio's accounts receivable levels and a $3.0 million equipment line of credit ("the Lines") with Wells Fargo Business Credit, Inc. ("Wells Fargo"). Outstanding amounts under the Lines bear interest at the prime rate set by Wells Fargo plus one percent (5% at close). The Lines expire July 31, 2006. The Lines contain certain restrictive covenants, which, among other things, affect the ability of Landec to receive payments on debt owed by Apio to Landec. Landec has pledged substantially all of the assets of Apio to secure the Lines. Concurrently with entering into this agreement with Wells Fargo, the Company paid off and terminated its revolving line of credit with Bank of America.

LANDEC CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

SCHEDULE I

Condensed Balance Sheets

	May 25, 2003	October 27, 2002	October 28, 2001
ASSETS			
Current assets:			
Cash and cash equivalents	$ 64	$ 3,778	$ 12
Accounts receivable,	93	111	82
Inventory	65	68	47
Prepaid expenses and other current assets	1,755	1,342	47
Total current assets	1,977	5,299	188
Property, plant and equipment	3,568	3,543	3,535
Less accumulated depreciation	(3,238)	(3,162)	(3,105)
	330	381	430
Other assets (principally investment in and amounts due from wholly owned subsidiaries)	57,524	53,840	52,657
	$59,831	$59,520	$53,275
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	$ 1,168	$ 2,745	$ 2,536
Other liabilities	760	812	900
Shareholders' equity:			
Preferred stock	5,531	14,461	14,049
Common stock	110,100	100,802	93,191
Accumulated deficit	(57,728)	(59,300)	(57,401)
Total shareholders' equity	57,903	55,963	49,839
	$59,831	$59,520	$53,275

Condensed Statements of Income

	Seven Months Ended		Year Ended		
	May 25, 2003	June 2, 2002	October 27, 2002	October 28, 2001	October 29, 2000
Revenues:					
Net sales and gross revenue	$ 786	$ 1,676	$ 3,121	$ 825	$ 1,142
Management fees and interest income from subsidiaries	2,058	2,344	3,383	3,376	3,407
	2,844	4,020	6,504	4,201	4,549
Cost and expenses:					
Cost of products sold	—	—	—	127	222
Research and development	851	661	1,075	712	887
Selling, general and administrative expenses	1,743	1,690	2,359	2,807	3,309
Other (income) expense, net	(14)	(2)	—	—	148
	2,580	2,349	3,434	3,646	4,566
Income (loss) before equity in net income (loss) of subsidiaries	264	1,671	3,070	555	(17)
Equity in net income (loss) of subsidiaries:					
Equity in net income (loss) from continuing operations of subsidiaries	1,527	(169)	(2,869)	(5,393)	(2,053)
Equity in net loss from discontinued operations of subsidiaries:					
Loss from discontinued operations	—	—	—	(537)	(14)
Loss on disposal of discontinued operations	—	—	(1,688)	(2,500)	—
	—	—	(1,688)	(3,037)	(14)
Equity in net income (loss) of subsidiaries	1,527	(169)	(4,557)	(8,430)	(2,067)
Net income (loss) before cumulative effect of change in accounting	1,791	1,502	(1,487)	(7,875)	(2,084)
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	(1,914)
Net income (loss)	$1,791	$ 1,502	$(1,487)	$(7,875)	$(3,998)
Net income (loss)	$1,791	$ 1,502	$(1,487)	$(7,875)	$(3,998)
Dividends on Series B preferred stock	(219)	(202)	(412)	—	—
Net income (loss) applicable to common shareholders	$1,572	$ 1,300	$(1,899)	$(7,875)	$(3,998)

Condensed Statements of Cash Flows

	Seven Months Ended May 25, 2003	Year Ended October 27, 2002	Year Ended October 28, 2001	Year Ended October 29, 2000
Cash used in operating activities	$(3,805)	$(13,155)	$(5,692)	$(4,240)
Investing activities:				
Acquisition of Apio, Inc.	—	—	—	(6,793)
Purchases of property, plant and equipment	(26)	(8)	(85)	(138)
Proceeds from sale of Dock Resins	—	9,406	—	—
Other	(32)	(88)	(87)	961
	(58)	9,310	(172)	(5,970)
Financing activities:				
Proceeds from sale of common stock	149	7,611	636	707
Proceeds from sale of preferred stock	—	—	4,900	9,149
	149	7,611	5,536	9,856
Increase (decrease) in cash	$(3,714)	$ 3,766	$ (328)	$ (354)

Notes to Condensed Financial Statements

Note A—Basis of Presentation

In the parent-company-only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings (losses) of subsidiaries since the date of acquisition. The Company's share of net income (loss) of its unconsolidated subsidiaries is included in consolidated net income (loss) using the equity method. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

LANDEC CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

SCHEDULE II

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year ended October 29, 2000				
Allowance for doubtful accounts	$ 45	$2,885	$(1,296)	$1,634
Year ended October 28, 2001				
Allowance for doubtful accounts	$1,634	$1,958	$(2,487)	$1,105
Year ended October 27, 2002				
Allowance for doubtful accounts	$1,105	$1,313	$(1,172)	$1,246
Seven months ended May 25, 2003				
Allowance for doubtful accounts	$1,246	$ 263	$ (902)	$ 607

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the period April 28, 2003 to May 25, 2003. Subsequent to May 25, 2003, a report on Form 8-K filed on June 9, 2003 reported the announcement of the financial results for the Company's second quarter of fiscal year 2003, a report on Form 8-K filed on July 18, 2003 reported the sale of certain assets related to the former domestic vegetable business and a report on Form 8-K filed on August 12, 2003 reported the announcement of the financial results for the seven-month period ended May 25, 2003.

(c) Index of Exhibits.

Exhibit Number:	Exhibit Title
2.3	Form of Agreement and Plan Merger and Purchase Agreement by and among the Registrant, Apio, Inc. and related companies and each of the respective shareholders dated as of November 29, 1999, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated December 2, 1999.
2.4	Stock Purchase Agreement between The Lubrizol Corporation and the Registrant dated as of October 24, 2002, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated October 24, 2002.
2.5	Purchase Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
3.1	Amended and Restated Bylaws of Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
3.2	Ninth Amended and Restated Articles of Incorporation of Registrant, incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
3.3	Certificate of Determination of Series A Preferred Stock, incorporated herein by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
3.4	Certificate of Determination of Series B Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated October 25, 2001.
4.1*	Series B Preferred Stock Purchase Agreement between the Registrant and the Seahawk Ranch Irrevocable Trust, dated as of October 24, 2001, incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated October 25, 2001.
10.1	Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
10.3*	1995 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement, incorporated herein by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.4*	1995 Directors' Stock Option Plan, as amended, incorporated herein by reference to the identically entitled exhibit filed with the Registrant's definitive Proxy Statement for Annual Meeting of Shareholders to be held April 15, 1998.

Exhibit Number:	Exhibit Title
10.5*	Form of Option Agreement for 1995 Directors' Stock Option Plan, incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.6	Industrial Real Estate Lease dated March 1, 1993 between the Registrant and Wayne R. Brown & Bibbits Brown, Trustees of the Wayne R. Brown & Bibbits Brown Living Trust dated December 30, 1987, incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
10.15*	1996 Landec Ag Stock Option Plan and form of Option Agreements, incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.16*	Form of Option Agreement for the 1996 Non-Executive Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.17*	1996 Amended and Restated Stock Option Plan, incorporated herein by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2001.
10.18*	Form of Option Agreement for 1996 Amended and Restated Stock Option Plan, incorporated herein by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997.
10.19	Technology License Agreement between Bissell Healthcare Corporation and the Registrant, dated as of August 28, 1997, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 28, 1997.
10.22*	Form of Common Stock Purchase Agreement for certain officers and directors for restricted stock purchase, incorporated herein by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 10, 1998.
10.24*	Employment Agreement between the Registrant and Nicholas Tompkins dated as of November 29, 1999, incorporated herein by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.25*	Stock Option Agreement between the Registrant and Nicholas Tompkins dated as of November 29, 1999, incorporated herein by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.26*	1999 Apio, Inc. Stock Option Plan and form of Option Agreement, incorporated herein by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.27	Loan Agreement between Apio, Inc. and the Bank of America dated as of November 29, 1999, incorporated herein by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.28*	2000 Apio, Inc. Stock Option Plan and form of Option Agreement, incorporated herein by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K filed for the fiscal year ended October 29, 2000.

Exhibit Number:	Exhibit Title
10.29	Credit Agreement between Landec Ag, Inc. and Old National Bank dated as of June 5, 2000, as amended, incorporated herein by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 29, 2000.
10.30*	New Executive Stock Option Plan, incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 29, 2000.
10.31	Amendment No. 2 to the Loan Agreement between Apio, Inc. and the Bank of America dated as of February 28, 2001, incorporated herein by reference to Exhibit 10.31 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2001.
10.32	Amendment No. 3 to the Loan Agreement between Apio, Inc. and the Bank of America dated as of April 26, 2001, incorporated herein by reference to Exhibit 10.32 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2001.
10.33	Waiver and Amendment No. 4 to the Loan Agreement between Apio, Inc. and the Bank of America dated as of September 11, 2001, incorporated herein by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 28, 2001.
10.34	Amendment No. 5 to the Loan Agreement between Apio, Inc. and the Bank of America dated as of October 26, 2001, incorporated herein by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 28, 2001.
10.35*	1996 Non-Executive Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 28, 2001.
10.36	Amendment No. 6 to Loan Agreement between Apio, Inc. and the Bank of America dated as of April 1, 2002, incorporated herein by reference to Exhibit 10.36 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2002.
10.37	Amendment No. 7 to Loan Agreement between Apio, Inc. and the Bank of America dated as of May 1, 2002, incorporated herein by reference to Exhibit 10.37 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 28, 2002.
10.38	Amendment No. 8 to Loan Agreement between Apio, Inc. and the Bank of America dated as of August 1, 2002, incorporated herein by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 27, 2002.
10.39	Amendment No. 9 to Loan Agreement between Apio, Inc. and the Bank of America dated as of October 31, 2002, incorporated herein by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 27, 2002.
10.40	Amendment No. 2 to the Purchase Agreement between the Registrant and Apio, Inc. dated December 17, 2002, incorporated herein by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 27, 2002.
10.41	Amendment No. 10 to Loan Agreement between Apio, Inc. and the Bank of America dated as of January 15, 2003, incorporated herein by reference to Exhibit 10.41 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2003.
10.42	Amendment No. 11 to Loan Agreement between Apio, Inc. and the Bank of America dated as of January 30, 2003, incorporated herein by reference to Exhibit 10.42 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2003.

Exhibit Number:	Exhibit Title
10.43	Amendment No. 12 to Loan Agreement between Apio, Inc. and the Bank of America dated as of February 28, 2003, incorporated herein by reference to Exhibit 10.43 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2003.
10.44	Amendment No. 13 to Loan Agreement between Apio, Inc. and the Bank of America dated as of May 1, 2003, incorporated herein by reference to Exhibit 10.44 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
10.45*	Employment Agreement between the Registrant and Gary T. Steele dated as of April 5, 2003, incorporated herein by reference to Exhibit 10.45 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
10.46	Fourth Amendment to Credit Agreement dated as of May 15, 2003, incorporated herein by reference to Exhibit 10.46 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
10.47	Non-Competition Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
10.48	Supply Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
10.49+	Amendment No. 14 to Loan Agreement between Apio, Inc. and the Bank of America dated as of August 1, 2003.
10.50+	Credit and Security Agreement between Apio, Inc. and Wells Fargo Business Credit, Inc. dated as of August 20, 2003.
10.51+	Credit and Security Agreement between Cal Ex Trading Company and Wells Fargo Business Credit, Inc. dated as of August 20, 2003.
21.1	Subsidiaries of the Registrant

Subsidiary	State of Incorporation
Landec Ag, Inc.	Delaware
Apio, Inc.	Delaware

23.1+	Consent of Independent Auditors.
24.1+	Power of Attorney—See page 90
31.1+	CEO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2+	CFO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1+	CEO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2+	CFO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

* Represents a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to item 15(c) of Form 10-K.

\+ Filed herewith.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on August 22, 2003.

LANDEC CORPORATION

By: /s/ GREGORY S. SKINNER

Gregory S. Skinner
Vice President of Finance and Administration and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary T. Steele and Gregory S. Skinner, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ GARY T. STEELE Gary T. Steele	President and Chief Executive Officer and Director (Principal Executive Officer)	August 22, 2003
/s/ GREGORY S. SKINNER Gregory S. Skinner	Vice President of Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	August 22, 2003
/s/ KIRBY L. CRAMER Kirby L. Cramer	Director	August 22, 2003
/s/ RICHARD DULUDE Richard Dulude	Director	August 22, 2003
/s/ FREDERICK FRANK Frederick Frank	Director	August 22, 2003
/s/ STEPHEN E. HALPRIN Stephen E. Halprin	Director	August 22, 2003
/s/ RICHARD S. SCHNEIDER Richard S. Schneider	Director	August 22, 2003
/s/ KENNETH E. JONES Kenneth E. Jones	Director	August 22, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Title
10.49	Amendment No. 14 to Loan Agreement between Apio, Inc. and the Bank of America dated as of August 1, 2003.
10.50	Credit and Security Agreement between Apio, Inc. and Wells Fargo Business Credit, Inc. dated as of August 20, 2003.
10.51	Credit and Security Agreement between Cal Ex Trading Company and Wells Fargo Business Credit, Inc. dated as of August 20, 2003.
23.1	Consent of Independent Auditors
24.1	Power of Attorney. See page 90.
31.1	CEO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-89368, 333-62866, 333-06163, 333-29103, 333-80313, 333-52339 and Form S-3 Nos. 333-95531 and 333-86736) pertaining to the Non-Plan Stock Option, 1996 Stock Option Plan, New Executive Stock Option Plan, 1995 Employee Stock Purchase Plan, 1995 Directors' Stock Option Plan, 1996 Stock Option Plan, 1996 Non-Executive Stock Option Plan, 1988 Incentive Stock Option Plan and pertaining to shares of common stock issued to selling shareholders of Apio, Inc., an individual investor and private placement of common stock, of our report dated August 1, 2003, with respect to the consolidated financial statements and schedules of Landec Corporation included in the Annual Report (Form 10-K) for the year ended May 25, 2003.

/s/ Ernst & Young LLP

San Jose, California
August 21, 2003

Exhibit 31.1

CERTIFICATIONS

I, Gary T. Steele, certify that:

1. I have reviewed this annual report of Landec Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) (Paragraph intentionally omitted pursuant to SEC Release 33-8238);

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: August 22, 2003

/s/ GARY T. STEELE

Gary T. Steele
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Gregory S. Skinner, certify that:

1. I have reviewed this annual report of Landec Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) (Paragraph intentionally omitted pursuant to SEC Release 33-8238);

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: August 22, 2003

/s/ GREGORY S. SKINNER

Gregory S. Skinner
Vice President of Finance and Administration and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Landec Corporation (the "Company") on Form 10-K for the period ending May 25, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary T. Steele, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: August 22, 2003

/s/ GARY T. STEELE

Gary T. Steele
Chief Executive Officer and President
(Principal Executive Officer)

* The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Landec Corporation (the "Company") on Form 10-K for the period ending May 25, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory S. Skinner, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: August 22, 2003

/s/ GREGORY S. SKINNER

Gregory S. Skinner
Vice President and Chief Financial Officer
(Principal Accounting Officer)

* The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

BOARD OF DIRECTORS

Kirby L. Cramer
Chairman Emeritus
Hazleton Laboratories Corporation

Richard Dulude
Retired Vice Chairman
Corning, Inc.

Frederick Frank
Vice Chairman and Director
Lehman Brothers, Inc.

Stephen Halprin
General Partner
OSCCO Ventures

Ken Jones
President and Chief Executive Officer
Globe Wireless, Inc.

Richard S. Schneider, Ph.D.
Retired General Partner
Domain Associates

Gary T. Steele
Chairman of the Board
President and Chief Executive Officer
Landec Corporation

CORPORATE MANAGEMENT

Gary T. Steele
Chairman of the Board
President and Chief Executive Officer

David D. Taft, Ph.D.
Chief Operating Officer
Landec and Apio, Inc.

Nicholas Tompkins
President and Chief Executive Officer
Apio, Inc.

Thomas F. Crowley
President and Chief Executive Officer
Landec Ag, Inc.

Gregory S. Skinner
Vice President of Finance
and Administration and Chief Financial Officer

Larry Greene
Vice President

Steve P. Bitler
Vice President, Corporate Technology

CORPORATE HEADQUARTERS

Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025-1010
650-306-1650

INDEPENDENT AUDITORS

Ernst & Young LLP
San Jose, California

CORPORATE COUNSEL

Orrick, Herrington & Sutcliffe LLP
A Professional Corporation
Menlo Park, California

SHAREHOLDERS' INFORMATION

Transfer Agent and Registrar
The stock transfer agent and registrar for Landec Corporation is U.S. Stock Transfer of Glendale, California. Shareholders who wish to transfer their stock, or change the name in which the shares are registered, should contact:

US Stock Transfer Corporation
Attn: Shareholder Services
1745 Gardena Avenue
Glendale, California 91204-2991
818-502-1404

STOCK LISTING

The Company's common stock is traded on the Nasdaq National Market under the symbol LNDC.

FORM 10-K

The Company has filed an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders may obtain a copy of this report and Form 10-K without charge by writing to the Company at: 3603 Haven Avenue, Menlo Park, California 94025, Attn: Investor Relations

Except for the historical information contained here, the matters discussed in the enclosed materials are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially including risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.


LANDEC
INTELLIGENT MATERIALS

3603 Haven Avenue
Menlo Park, CA
94025-1010
www.landec.com